 Exhibit 99.1

# NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

# MANAGEMENT INFORMATION CIRCULAR

# 2025

Hanes
American Apparel
COMFORT COLORS
GILDAN

GILDAN

Gildan is one of the world’s largest manufacturers of apparel.

Our VISION: Making Apparel Better®

We leverage our vertically-integrated manufacturing model, and the expertise and scale we have built over the years, to positively influence how apparel is made.

Our MISSION is to create value in everything we do:

- We create value for customers by delivering superior quality products for the whole family at affordable prices.
- We have a positive influence on the communities where we operate by acting responsibly and generating positive economic impacts.
- We empower our employees to succeed while treating them with respect and dignity, and we know they are the key to our success.
- We create long-term value for our shareholders through earnings and sales growth, industry-leading margins, and a commitment to ongoing operational excellence.
- We pursue continuous improvement in every phase of the manufacturing process – from yarn-spinning to textiles to sewing to distribution.

Our CORE VALUES instill a sense of ownership, pride, and accountability which drives our growth and success in a manner that benefits our people, our communities, our environment, and our shareholders collectively.

## OUR CORE VALUES

WE OPERATE RESPONSIBLY

WE ACT LIKE ENTREPRENEURS

WE BELIEVE IN OUR PEOPLE

Dear shareholders,
On behalf of Gildan’s board and management, it is our pleasure to invite you to the Company’s annual and special meeting of shareholders on April 30, 2026, beginning at 2:00 p.m. EDT. This year’s meeting will be held in a hybrid format, so shareholders can attend in person in Montréal, Québec or virtually by live audio webcast. This format allows for both direct communication with shareholders while providing a valuable opportunity for our internationally based shareholders to engage with Gildan without the need for travel. We encourage you to participate, vote your shares, and engage with us during the meeting.
EXECUTIVE LEADERSHIP CHANGES AND TRANSITION
As discussed on page 42 in the overview from the Human resources and compensation committee of the board, a number of executive leadership changes were made in 2025 as part of the multi-year succession plan. The internal promotions are a testament to our management bench strength, and the external hires bring added expertise to the team as we continue to pursue the next exciting stage in Gildan’s growth strategy and drive enhanced long-term value for our stakeholders.
Separately, we would like to express our deep appreciation to Rhodri (Rhod) J. Harries, who retired from Gildan on January 1, 2026. As many of you know, Rhod served as Executive Vice-President, Chief Financial and Administrative Officer for almost 10 years, guiding our financial performance through many key phases for our Company and serving as an invaluable partner to senior leadership and his teams. He has safeguarded the Company’s solid financial position through disciplined capital allocation, contributing to the achievement of our long-term financial objectives over that period and setting the stage for the future. We sincerely thank Rhod for his significant contribution to Gildan’s success and wish him well in retirement.
UPCOMING ANNUAL AND SPECIAL MEETING
You will be asked to vote on several items at the 2026 annual and special meeting:
Election of directors — You will vote on electing nine directors to the board to serve for a term of one year. Each nominee is knowledgeable, qualified, and experienced, and is committed to serving the best interests of the Company. All the nominees currently serve on Gildan’s board: eight were elected at our 2025 annual meeting of shareholders, and Deepak Khandelwal was appointed to the board in February and is standing for election for the first time.
Appointment of auditor — You will vote on appointing KPMG to serve as Gildan’s independent auditor for the coming year. KPMG provides audit, audit-related, and tax services to Gildan and we benefit from their expertise and knowledge of our business through a relationship which is appropriately governed by the Audit and finance committee.
Renewal of shareholder rights plan — You will also vote on special business to approve, ratify, and renew Gildan’s shareholder rights plan. The proposed shareholder rights plan was adopted by the board on February 25, 2026 and will replace Gildan’s current shareholder rights plan, which is set to expire at the conclusion of our 2026 annual and special meeting. The primary purpose of the shareholder rights plan is to serve shareholders’ best interests by limiting acquisitions which may be exempt from formal take-over bid requirements and ensuring that all shareholders are treated fairly in connection with any take-over bid or other bid for acquisition or control of the Company.
Advisory vote on executive pay — We are holding our annual advisory vote on our approach to executive compensation. This vote is in addition to the regular engagement with shareholders during the year, and while the vote is non-binding, it provides us with valuable feedback on this important matter.

We encourage you to vote FOR, each of these four items of business. You can find details about each item of business beginning on page 8 of the attached management information circular.
Please take some time to read the circular before you vote your shares. It provides important information about voting, the business of the meeting, the board’s activities, and governance and executive compensation at Gildan. The overview beginning on page 42 shares important information about executive pay for 2025.
THANK YOU AND LOOKING AHEAD
We are extremely proud of the entire Gildan team around the world and thank everyone for their hard work and dedication. We also appreciate the contributions and support of our board members.
We look forward to welcoming you to our 2026 annual and special meeting of shareholders. Your vote is important, so please remember to vote your shares. You can vote in advance by proxy or in real time during the meeting. Simply complete your proxy form or voting instruction form and submit your voting instructions right away — this allows sufficient time for our transfer agent to receive your voting instructions before 2:00 p.m. EDT on April 28, 2026. Detailed information about the voting process begins on page 3 of the circular.
On behalf of the board of directors and management, we thank you for your trust and support as a Gildan shareholder.
Sincerely,

Michael Kneeland Chair of the board of directors	Glenn J. Chamandy President and Chief Executive Officer

You are invited to attend the 2026 annual and special meeting of shareholders of Gildan. You can attend the meeting in person or via the live webcast as indicated below.
When	Where
April 30, 2026 2:00 p.m. EDT	1250 René-Lévesque Blvd. West, Suite 3610 Montréal, Québec H3B 4W8
Or attend virtually
https://meetings.lumiconnect.com/400-477-343-842
Items of business
1.
Receive the annual consolidated financial statements for the fiscal year ended December 28, 2025

2.
Appoint the auditor

3.
Elect the directors

4.
Approve, ratify, and renew our shareholder rights plan

5.
Have a say on our approach to executive pay

6.
Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on March 17, 2026 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting, either in person or virtually. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.
Your vote is important, so please remember to vote your shares. Voting information begins on page 3 of the attached management information circular. We look forward to welcoming you to the meeting on April 30, 2026.
Rabih (Rob) Assal
Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary
Montréal, Québec, Canada
March 17, 2026

Questions?
Contact Sodali, our proxy solicitation agent, at 1-833-830-9932 (toll-free within North America) or 1-289-695-3075 (text and call enabled outside North America). You can also e-mail them at assistance@investor.sodali.com.

HOW TO ACCESS THE MEETING MATERIALS
We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2026 annual and special meeting of shareholders to our registered and non-registered shareholders to consciously reduce paper waste and mailing costs. You will still receive in the mail a copy of this notice with instructions to access the meeting materials, as well as a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). We intend to pay the cost for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us.
Materials for the meeting include the 2026 management information circular, and our audited annual consolidated financial statements for the year ended December 28, 2025. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2025 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca).
To receive a free printed copy of these materials before the meeting, please call:
•
Registered shareholders:
1-866-964-0492 (toll-free in North America)
1-514-982-8716 (outside North America)

•
Non-registered shareholders:
1-877-907-7643 (toll-free in North America)
+1-303-562-9305 (outside North America)

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHAT’S INSIDE
1	KEY CONCEPTS AND TERMS
2	MANAGEMENT INFORMATION CIRCULAR
	3	VOTING INFORMATION
	3	Who can vote
	3	How to vote
	7	Changing your vote
	8	ABOUT THE SHAREHOLDER MEETING
	8	Business of the meeting
	13	About the nominated directors
	22	GOVERNANCE
	22	About the board
	39	Director compensation
	42	EXECUTIVE COMPENSATION
	42	2025 Executive compensation review
	44	Compensation discussion and analysis
	65	2025 Compensation details
	75	OTHER INFORMATION
	78	APPENDICES
	78	A — Mandate of the board of directors
	81	B — Background to the shareholder rights plan
	86	C — More about the long-term incentive plan
	90	D — More about the share appreciation rights plan

KEY CONCEPTS AND TERMS
The following key concepts and terms are used throughout this document:
•
we, us, our, Company, and Gildan mean Gildan Activewear Inc., a company incorporated under the CBCA

•
you, your, and shareholder mean holders of Gildan common shares

•
circular means this 2026 management information circular, unless indicated otherwise

•
shares and Gildan shares mean Gildan common shares

•
when the term Relative is used before a measure, it serves to compare a Gildan measure (such as total shareholder return (TSR)) to the same measure of our performance comparator group on a relative basis

•
all dollar ($) amounts are in US dollars, Gildan’s functional and reporting currency, unless indicated as C$ for Canadian dollars

•
where a term is described as a non-GAAP financial measure or ratio, it means that the measure or ratio does not have any standardized meaning prescribed by IFRS, is therefore unlikely to be comparable to similar measures presented by other companies and, accordingly, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS (See About non-GAAP measures and related ratios on page 75 in this circular)

•
information provided in this circular is as at March 17, 2026, unless indicated otherwise

Adjusted diluted EPS	Adjusted diluted earnings per share, which is calculated as adjusted net earnings, divided by the diluted weighted average number of our common shares outstanding. This is a non-GAAP financial ratio. See About non-GAAP measures and related ratios on page 75 in this circular
Adjusted RONA	Return on adjusted average net assets, which is defined as the ratio of return to adjusted average net assets for the last five quarters. This is a non-GAAP financial ratio. See About non-GAAP measures and related ratios on page 75 in this circular
AIP	Aspirational incentive plan described on page 61 in this circular
Audit committee	Audit and finance committee of the board
CBCA	Canada Business Corporations Act
CSA	Canadian Securities Administrators
DPSP	Deferred profit sharing plan
ESG	Environmental, social and governance
GAAP	Generally accepted accounting principles
GICS	Global Industry Classification Standard
Governance committee	Corporate governance and social responsibility committee of the board
HR committee	Compensation and human resources committee of the board
IFRS	International Financial Reporting Standards
Intermediary	An intermediary that shareholders deal with in respect of their shares, such as a securities dealer or broker, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans
LTIP	Long-term incentive plan
MD&A	Management’s discussion and analysis
Modern Slavery Report	Modern Slavery Report of the Company, as required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
NCIB	Normal course issuer bid
Non-treasury RSUs	Restricted share units, which are non-dilutive to existing equity of the Company and settled in cash or common shares purchased on the open market (through a third-party broker as directed by Gildan) Non-treasury RSUs may vest based on time or performance
Options	Stock options
PSUs	A type of RSU that vests based on performance
Revenue	Net sales
RRSP	Registered Retirement Savings Plan
RSUs	Restricted share units. This term is broadly defined to include Non-treasury RSUs, Treasury RSUs, and PSUs (collectively referred to as RSUs, individually referred to as an RSU)
SARs	Share appreciation rights, which are non-dilutive to existing equity of the Company
SEC	U.S. Securities and Exchange Commission
SERP	Supplemental executive retirement plan
SSP	Supplemental savings plan
STIP	Short-term incentive plan
Treasury RSUs	Restricted share units, which are dilutive to the existing equity of the Company and settled in common shares issued from Gildan’s treasury
1

Gildan’s 2026 annual and special meeting of shareholders will be held on April 30, 2026 at 2:00 p.m. EDT (unless otherwise postponed or adjourned). This year’s meeting will be conducted in a hybrid format so you can attend the meeting in person at 1250 René-Lévesque Blvd. West, Suite 3610, Montréal, Québec, Canada, or virtually by accessing the live webcast at https://meetings.lumiconnect.com/400-477-343-842.
You have received the notice of meeting because you owned common shares of Gildan as of the close of business on March 17, 2026 (the record date) and are entitled to vote your shares. Information about how to vote your shares and attend the meeting begins on page 3.
By this circular, management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by telephone or personally by a Gildan officer, employee, or representative.
Gildan has retained Sodali & Co. (Sodali) as its proxy solicitation agent and will pay them approximately C$50,000.00 for proxy solicitation services in addition to certain out-of-pocket expenses.
Gildan’s board has approved the contents of this circular and has authorized us to send it to all shareholders of record.
Rabih (Rob) Assal Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary Montréal, Québec, Canada March 17, 2026	HEAD OFFICE Gildan Activewear Inc. 600 de Maisonneuve Boulevard West 33rd floor Montréal, Québec, Canada H3A 3J2
About the meeting materials

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2026 annual and special meeting to our registered and non-registered shareholders. This includes the 2026 management information circular and our audited annual consolidated financial statements for the year ended December 28, 2025. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2025 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca). Online access to the materials reduces paper and mailing costs.

Your package includes a copy of the notice of our 2026 annual and special meeting of shareholders (with information about how to access the meeting materials) and a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder, unless you have elected to receive the form electronically). We have sent copies of the notice of the meeting to the clearing agencies and intermediaries to distribute the notice with the voting instruction form to our non-registered shareholders. Intermediaries are required to forward the materials to non-registered shareholders and often use a service company such as Broadridge Financial Solutions or Computershare Investor Services Inc. (Computershare) in Canada for this purpose. We pay for the solicitation costs and intend to pay the cost for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us. See page 3 for information about registered and non-registered shareholders.

If you would like to receive a free printed copy of the meeting materials, please call:
•
Registered shareholders: 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America)

•
Non-registered shareholders: 1-877-907-7643 (toll-free in North America) or 1-303-562-9305 (outside North America)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	2

VOTING INFORMATION
VOTING INFORMATION
WHO CAN VOTE
If you held Gildan common shares at the close of business on March 17, 2026, you are eligible to receive the notice and vote your shares at the meeting.
Each common share you own is entitled to one vote. Unless otherwise disclosed, all voting matters scheduled to be voted on are ordinary resolutions and are passed by a simple majority.
As at March 17, 2026, we had 185,177,487 Gildan common shares issued and outstanding. As of that date, none of our directors or officers were aware of anyone who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to voting securities of Gildan.
HOW TO VOTE
You can vote your shares in advance or in real time at the shareholder meeting. There are different voting methods, and they depend on whether you are a registered shareholder or a non-registered shareholder.
Registered shareholders	Non-registered (beneficial) shareholders
You are a registered shareholder if your common shares are registered in your own name. As a registered shareholder, you may attend the meeting in person or virtually and vote your shares. If you are a registered shareholder and will not be attending the meeting, your common shares may still be counted by voting ahead of the cut-off and following the instructions on your proxy form or authorizing another individual, called a proxyholder, to attend the meeting and vote your common shares. You may use the proxy form provided with this circular or any other legal form of proxy. See Vote your shares in advance and Attend the meeting and vote your shares in real time below for more information.
If your common shares are registered in the name of a corporation, any authorized representative of such corporation may attend the meeting and vote those common shares. The Company may require documentation evidencing the authorized representative’s power to vote the common shares at the meeting.

You are a non-registered shareholder if you beneficially own common shares that are registered in the name of an intermediary such as a bank, trust company, securities broker, or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have common shares registered in your own name. Only proxies deposited by shareholders whose names appear on the records of Gildan as the registered holders of common shares can be recognized and acted upon at the meeting.
In the United States, the vast majority of common shares held beneficially are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) and, in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).
Note that the methods and deadline for submitting the completed voting instruction form may vary by intermediary. Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

NOTE
If you receive more than one package in the mail, it means that you hold your Gildan shares in more than one account. You may have these accounts with brokers or other intermediaries or with our transfer agent, as applicable. Follow the instructions on each form as you will need to vote your shares in each account separately.

VOTE YOUR SHARES IN ADVANCE
Voting by proxy is the easiest way to vote. It means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder but must attend the meeting and vote your shares on your behalf.
Each shareholder has the right to appoint someone other than the Gildan representative(s) named on their proxy form to represent them at the meeting.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	3

VOTING INFORMATION
Registered shareholders	Non-registered (beneficial) shareholders
Your package includes the notice of the meeting and a proxy form. Complete your voting instructions and send them to our transfer agent in one of three ways:
Your package includes the notice of the meeting and a voting instruction form (unless you have elected to receive the form electronically).
Carefully follow the instructions provided by your intermediary for submitting your voting instructions in advance. Note that the methods and deadline for submitting the completed voting instruction form may vary by intermediary.
Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

By phone
Call 1-866-732-VOTE (8683) toll-free or
312-588-4290 (outside Canada and the United States)
You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded. If you vote by phone, only the Gildan representatives named on the proxy form can serve as your proxyholder. You cannot appoint another person to be your proxyholder.

On the internet
Go to www.investorvote.com
You will need the 15-digit control number on your proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded.

By mail Follow the instructions on your proxy form. Complete the form, sign it and date it, and mail it in the postage-paid envelope included in your package.
All completed proxy forms must be received by our transfer agent before 2:00 p.m. EDT on April 28, 2026, or 48 hours (excluding Saturday, Sunday, and holidays) before the new date if the meeting is postponed or adjourned. The time limit for the deposit of proxies may be waived or extended by the Chair of the meeting without notice.
Your package should include a self-addressed envelope. If the envelope is missing, please send your completed proxy form to:
Computershare Investor Services Inc.
650 de Maisonneuve Boulevard West, 7th floor
Montreal, Quebec, Canada H3A 3T2

The proxy form or voting instruction form names certain Gildan representatives as your proxyholder, which gives them the authority to vote your common shares at the meeting. You can choose another person or company, including a person who is not a Gildan shareholder, as your proxyholder to vote your common shares at the meeting. To do this, cross out the names of the Gildan representatives on your proxy form and print the name of the person or entity you want to appoint as your proxyholder in the blank space provided on the proxy form. Your proxyholder must attend the meeting in person or virtually and vote your shares according to your instructions.
If you do not appoint your own proxyholder, the Gildan representatives named on the proxy form will act as your proxyholder

QUESTIONS?
If you have questions about voting your shares in advance or in real time, please contact our transfer agent and registrar, Computershare Investor Services, Inc.:
By phone
1-800-564-6253
(toll-free within North America)
1-514-982-7555
(outside North America)

and will vote your shares according to your instructions.
Exercise of discretion by proxyholders
If you sign and return your proxy form but do not give your voting instructions or specify that you want your shares withheld, the Gildan representatives will vote in the following manner:
•
FOR the appointment of KPMG as Gildan’s independent auditor and the fees to be paid as recommended by the Audit committee and set by the board
•
FOR each nominated director
•
FOR the approval to ratify and renew our shareholder rights plan
•
FOR the advisory resolution on our approach to executive compensation as described in this circular.
If there are amendments or variations to the items of business or any other matters that are properly brought before the meeting, your proxyholder has the discretion to vote on the matter using their best judgment.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	4

VOTING INFORMATION
ATTEND THE MEETING AND VOTE YOUR SHARES IN REAL TIME
PLEASE NOTE

To participate in the meeting online:
•
registered shareholders must have a control number

•
duly appointed proxyholders (including non-registered shareholders appointing themselves as proxyholder) must have an invite code they received via e-mail from our transfer agent. Requests for invite codes must be submitted to our transfer agent before 2:00 p.m. EDT on April 28, 2026. The invite code allows duly appointed proxyholders to attend, vote, and ask questions at the meeting. Otherwise, they can only attend the meeting as a guest and only listen to the proceedings.

Registered and non-registered shareholders can attend the meeting and vote their shares in real time, in person or virtually, or you can appoint someone other than the Gildan representatives named on your proxy form to be your proxyholder to attend the meeting and vote your shares on your behalf. The steps to attend, vote, and ask questions at the meeting are set out below for both registered and non-registered shareholders.
Registered shareholders	Non-registered (beneficial) shareholders
Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the meeting and ask questions.
Your control number allows you entry into the meeting. If you would like to vote your shares in person at the meeting, check in with a Computershare representative when you arrive at the meeting.
If you want to appoint someone to be your proxyholder, follow the two-step process below:
Step 1 – Print the name of that person or entity in the blank space provided on the proxy form sent to you, complete your voting instructions, and then return the form in one of the ways indicated on the form (see page 4).
Step 2 – Then register your third-party proxyholder to receive an invite code so they can participate in the meeting. Go to http://www.computershare.com/gildan before 2:00 p.m. EDT on April 28, 2026 to provide Computershare with the proxyholder’s contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting (see box above).

As a non-registered or beneficial shareholder, you must appoint yourself as proxyholder to attend and vote your shares at the meeting. Print your name in the space provided on the voting instruction form in your package and carefully follow the instructions provided by your intermediary for returning the executed form. Do not complete any other part of the voting instruction form as your vote will be taken at the meeting. Send your form as soon as possible to allow enough time for your intermediary to act on your instructions as they may have earlier deadlines.
If you want to appoint someone to be your proxyholder, follow the two-step process below:
Step 1 – Print your own name to appoint yourself as proxyholder or the person you wish to appoint as your proxyholder in the space provided on the voting instruction form sent to you, and carefully follow the instructions provided by your intermediary. Be sure to send the form right away so they receive it and can act on the information before their deadline.
Step 2 – Then register yourself or your third-party proxyholder to receive an invite code to participate in the meeting. Go to http://www.computershare.com/gildan before 2:00 p.m. EDT on April 28, 2026 to provide Computershare with the proxyholder’s contact information so they can send an e-mail to the proxyholder with an invite code to participate in the meeting.
Note that you cannot use your voting instruction form to vote in person at the meeting.
If you are a non-registered shareholder in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must follow some additional steps:
•
You must also obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. Submit your completed legal proxy form to our transfer agent.

•
Requests for registration from non-registered shareholders located in the United States who wish to vote at the meeting or, if permitted, appoint a third-party as their proxyholder must send their request in writing:

–
By e-mail to USLegalProxy@computershare.com, or

–
By courier to Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	5

VOTING INFORMATION
Registered shareholders	Non-registered (beneficial) shareholders

The e-mail or package must be labeled Legal Proxy and be received before 2:00 p.m. EDT on April 28, 2026. Please contact your intermediary if you have questions.
Attendance at the annual meeting is generally limited to Gildan shareholders of record and their authorized representatives (including duly appointed proxyholders). All shareholders must bring government issued photo identification, such as a driver’s licence, to attend the meeting in person.
Any representative of a Gildan shareholder who wishes to attend the meeting must present acceptable documentation evidencing his or her authority, suitable evidence of ownership of Gildan shares by the shareholder as described above, and an acceptable form of identification. We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.
If you plan to vote your shares in person at the meeting, we recommend that you vote your shares in advance by proxy as described on pages 3 and 4. That way your vote will be counted if it turns out that you are unable to attend the meeting in person.
If you need directions to the meeting, you may contact our Investor Relations department using the instructions on our website at www.gildancorp.com/Investors.

Participating in the meeting online
Our 2026 annual and special meeting of shareholders will be held in person and virtually via live webcast.
Participating in the meeting online means you can attend, vote, and ask questions at the meeting. We recommend that you log in at least one hour before the meeting starts so you have ample time to check in and complete any procedures. The meeting will begin promptly at 2:00 p.m. EDT on April 30, 2026, unless it is postponed or adjourned. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.
Duly appointed proxyholders who have requested an invite code from our transfer agent before 2:00 p.m. EDT on April 28, 2026 and have been registered as a third-party proxyholder will receive an e-mail from our transfer agent with an invite code for the meeting. The e-mail will be sent after the proxy deadline has passed.
Log in online at	https://meetings.lumiconnect.com/400-477-343-842
Meeting password	gildan2026
If you are a registered shareholder	Click “I have a login” and enter the control number on your proxy form
If you are an appointed proxyholder	Click “Invitation” and enter the invite code you received by e-mail from our transfer agent (see below)
If you are a guest	Click “I am a Guest” and complete the online form Attending as a guest means you will not be able to vote or ask any questions at the meeting
Be sure to stay connected to the internet at all times during the meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the meeting.

TECHNICAL DIFFICULTIES?
If you experience technical difficulties during the check-in process or during the meeting, please call:
By phone
1-888-724-2416
(toll-free within North America)
1-781-575-2748
(outside North America, long distance charges will apply)
By email
support-ca@lumiglobal.com

SUBMITTING QUESTIONS
Following the formal portion of the meeting, we will hold a session to respond to questions submitted by registered shareholders and duly appointed proxyholders during the meeting.
The Chair of the meeting has broad authority to conduct the meeting in an orderly manner that is fair to all shareholders and therefore may exercise broad discretion in the order in which questions are asked and the amount of time devoted to a question. The Chair of the meeting reserves the right to edit or reject questions he deems inappropriate, or to limit the number of questions per shareholder so that as many shareholders as possible have an opportunity to ask questions. If a shareholder has a question about one of the items to be voted on by the shareholders at the meeting, that question may be submitted in advance of the
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	6

VOTING INFORMATION
meeting by emailing corporate.governance@gildan.com. Questions for the meeting may also be submitted during the meeting in person or virtually by submitting the question in the field provided in the web portal (https://meetings.lumiconnect.com/400-477-343-842) at or before the time the matters are presented before the meeting for consideration. Questions relating to any items to be voted on by the shareholders at the meeting will be answered before the voting is closed. Only registered shareholders and duly appointed proxyholders may submit questions at the meeting.
CHANGING YOUR VOTE
If you change your mind about how you want to vote your shares, you can revoke your proxy form or voting instruction form and send new voting instructions.
Registered shareholders	Non-registered (beneficial) shareholders
You can change your vote in one of three ways:
•
voting again by phone or on the internet or by sending in a new completed proxy form with a later date before the proxy cut-off deadline at 2:00 p.m. EDT on April 28, 2026, or 48 hours before the new date if the meeting is postponed or adjourned (the most recently dated voting instructions will be counted and voting instructions with a prior date will be disregarded)

•
by depositing a notice in writing executed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing or, if the registered shareholder is a body corporate, by a duly authorized officer or attorney either (i) with Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 at any time up to and including the last business day before the meeting or any adjournment or postponement thereof, or (ii) with the Chair of the meeting prior to the start of the meeting on the day of the meeting, or any adjournment or postponement thereof, or

•
by any other method permitted by law.

If a registered shareholder who has submitted a proxy form attends the meeting, any votes cast by the registered shareholder on a ballot at the meeting will be counted and the submitted proxy form will be disregarded.

You must e-mail or send a written note to your intermediary.
Contact them right away about how to change or revoke your voting instructions. Intermediaries may set deadlines for receiving revocation notices farther in advance than the deadlines set out in this circular.
If you attend the meeting in person, carefully follow the instructions for non-registered shareholders provided by your intermediary to make sure you are able to vote during the meeting.

HOW TO REQUEST PAPER COPIES
Shareholders can request a free paper copy of this circular and/or our annual consolidated financial statements up to one year from the date this circular was filed on SEDAR+ (www.sedarplus.ca).
Before the meeting	After the meeting

•
Registered shareholders: call 1-866-964-0492 (toll-free in North America) or1-514-982-8716 (outside North America)

•
Non-registered shareholders: call 1-877-907-7643 (toll-free in North America) or +1-303-562-9305 (outside North America)

See page 3 to read more about registered and non-registered shareholders.
Request the items online on our website: (www.gildancorp.com).
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ABOUT THE SHAREHOLDER MEETING
ABOUT THE SHAREHOLDER MEETING
BUSINESS OF THE MEETING
At this year’s meeting, shareholders will vote on four items of business, including one non-binding advisory vote. Each item is summarized below. Unless otherwise disclosed, a simple majority is required for each item to be passed. Except for items pertaining to their election or compensation, none of the directors or executive officers of Gildan have a material interest in any of the voting items.
We must have a quorum at the start of the shareholder meeting in order for the meeting to proceed and to transact business. This means we must have enough people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.
1. Receive the annual consolidated financial statements
Please note that this is a non-voting item.
You will receive the 2025 annual consolidated financial statements for the fiscal year ended December 28, 2025 together with the auditors’ reports. You can find a copy of our 2025 annual consolidated financial statements on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
2. Appoint the auditor
The board recommends you vote FOR the appointment of KPMG as Gildan’s independent auditor.
You will vote on the appointment of KPMG LLP (KPMG), partnership of chartered professional accountants, to serve as Gildan’s independent auditor for one year until the close of the next annual meeting of shareholders. KPMG’s principal responsibilities are to report on Gildan’s annual consolidated financial statements and internal controls over financial reporting. KPMG also provides other services as set out below. These services must be pre-approved in accordance with our policy and procedures for pre-approval of audit and non-audit services (in effect since May 2012 and last updated in November 2022).

PROHIBITED SERVICES
Our policy prohibits the external auditor from providing certain non-audit services. These include bookkeeping, tax planning, tax advisory services, financial information systems design and implementation, appraisal or valuation, actuarial services, internal audit outsourcing services, management functions, human resources, broker-dealer, investment advisor or investment banking services, legal services, and expert services unrelated to the audit.

Board considerations
The board carefully considered both the benefits and potential risks of having a long-tenured auditor when assessing whether to recommend KPMG for reappointment. It deems KPMG’s continued role as auditor fosters enhanced audit quality, effective audit plans, and continuity. The board also considered the following, among other things:
•
Audit committee oversight — the Audit committee reviewed its oversight procedures, such as the annual auditor evaluation and the use of audit quality indicators, as well as other measures in place to ensure the independence of the auditor and to safeguard against any potential institutional familiarity that may impede the ability of the auditor to exercise appropriate professional skepticism
•
Industry and company knowledge — the benefits of KPMG’s valuable knowledge and deep understanding of Gildan’s business and processes, as well as KPMG’s commitment to independence and audit quality, exceed any potential audit quality risks resulting from KPMG’s tenure
•
Long-term stability — KPMG’s tenure provides stability to the audit function, which is particularly important in the context of our acquisition of HanesBrands Inc. (now HanesBrands LLC) (HanesBrands or Hanes) and the related integration process.

Gildan is committed to best practices in corporate governance and reporting, and the board will continue to reassess every year the benefits and risks related to auditor tenure as well as its approach to governance in this area. The board also keeps abreast of regulatory requirements and trends on rotation requirements.
About auditor oversight
The Audit committee provides robust and direct oversight of the external auditor as set out in the Audit committee’s mandate, which was last reviewed and approved by the Audit committee in October 2025. The mandate sets out the responsibilities of the Audit committee including, but not limited to, monitoring the external auditor and reviewing and pre-approving services provided by the external auditor and related fees.

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ABOUT THE SHAREHOLDER MEETING
The Audit committee reviews auditor independence and the performance of the external auditors every year based on several criteria including:
(i)
independence, objectivity, and professional skepticism

(ii)
quality of the engagement team

(iii)
communications between the Audit committee and the external auditor

(iv)
quality of service (including consideration of audit quality indicators)

(v)
inspection findings and audit quality, and

(vi)
public reputation of the external auditor.

The Audit committee also assesses the auditor’s use of data-driven tools, such as automation, analytics, and artificial intelligence, to ensure the Company is receiving the benefits of improved efficiencies, quality, and insights from these next-generation technologies.
The Audit committee oversees the selection and rotation of the lead audit partner as part of good governance and in compliance with applicable regulations. The current lead audit partner has been in place since the completion of our fiscal 2022 audit, replacing the previous lead audit partner who had served in the role since 2019. The Audit committee has adopted a mandatory five-year rotation of the lead audit partner and, as a best practice, does not appoint a lead audit partner who previously served in the role.
Our policy for hiring of personnel of the external auditor (in effect since January 2008) governs the hiring of personnel to ensure independence and compliance with regulatory requirements and rules of professional conduct for auditing services. The policy imposes a one-year cooling off period for anyone hired from the external auditor for a financial reporting oversight role and a six-month cooling off period for anyone hired from the external auditor for a non-financial reporting role. The policy also prohibits the hiring for a financial reporting oversight role of any close family members of anyone participating in the audit.
Auditor fees
The table below sets out the fees paid to KPMG for their collective services in the last two fiscal years, all of which were pre-approved by the Audit committee in accordance with Gildan policy and pursuant to applicable legislation.
	2025	2024
Audit fees
Includes professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided in connection with Canadian bond offerings, and additional audit procedures related to accounting matters. For fiscal 2025, the fees reflect the increase in the scope of the audit resulting from the Hanes acquisition and for merger securities services related to auditor involvement with SEC registration statement on Form F-4 and Form S-8 and the US Offering Memorandum as a result of the Hanes acquisition. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting	C$6,569,750	C$3,835,250
Audit-related fees For translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries	C$482,750	C$567,250
Tax fees For services for tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies	C$894,000	C$596,000
Other fees For services outside of the categories listed above	—	—
Total	C$7,946,500	C$4,998,500
At our 2025 annual meeting of shareholders, 113,566,354 votes (88.79%) were FOR the appointment of KPMG as our auditors.
See page 25 to read more about the Audit committee and its activities in 2025. A copy of the Audit committee’s mandate is available on our website (www.gildancorp.com) and in our 2025 annual information form (also available on our website as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov)).
3. Elect the directors (see page 13)
You will vote on electing nine directors to our board. All the nominees currently serve on Gildan’s board: eight were elected at our 2025 annual meeting of shareholders and one is standing for election to the board for the first time. Deepak Khandelwal, who

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ABOUT THE SHAREHOLDER MEETING
was appointed to Gildan’s board in February 2026, brings deep experience in global operations, digital transformation, and
The board recommends you vote FOR each nominated director.
disciplined governance, making him an excellent addition to our board given his complementary skillset. Eight of the nine nominated directors are independent. The only non-independent nominee is Glenn J. Chamandy, as he is President and Chief Executive Officer (President and CEO) of Gildan.
Glenn J. Chamandy Michener Chandlee Anne-Laure Descours	Ghislain Houle Mélanie Kau Deepak Khandelwal	Michael Kneeland Peter Lee Karen Stuckey
Each elected director will serve a term of one year that ends at the end of our next annual meeting of shareholders or when a successor is elected, unless the director resigns or the seat otherwise becomes vacant.
You can read about director independence beginning on page 32 and each nominated director, including their 2025 voting results, as applicable, in the profiles beginning on page 13. See page 28 for details about the director selection process and term limits.
4. Approve, ratify and renew our shareholder rights plan (see page 81)
Our shareholder rights plan has been in place since 2010 and is designed to limit acquisitions that are exempt from the formal take-over bid requirements and to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company. The current shareholder rights plan was last renewed and approved by shareholders at our 2023 shareholder meeting and is set to expire on April 30, 2026, the date of our 2026 annual and special meeting of
The board recommends you vote FOR the shareholder rights plan.
shareholders, unless shareholders approve its renewal for another three-year period.
The proposed shareholder rights plan is the same as the Company’s existing shareholder rights plan, except that it includes minor amendments of an administrative nature. Under Part VI of the Toronto Stock Exchange (TSX) Company Manual, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption.
You will vote to confirm the adoption of and to ratify our shareholder rights plan, adopted by the board on February 25, 2026. On that date, Gildan also entered into a shareholder rights plan agreement with Computershare Investor Services Inc.
The ordinary resolution to ratify the shareholder rights plan requires the approval of a majority of the votes cast by independent shareholders (as defined in the shareholder rights plan). lndependent shareholders is generally defined to mean all holders of common shares other than any acquiring person or offeror, their respective affiliates, associates, and persons acting jointly or in concert with any acquiring person or offeror, as well as certain employee benefit plans, stock purchase plans, deferred profit sharing plans, and similar plans or trusts for the benefit of employees. To the knowledge of management, as of the date of this circular, all of Gildan’s shareholders qualify as independent shareholders. If the resolution is not approved by the Company’s independent shareholders at the 2026 annual and special meeting of shareholders, the shareholder rights plan and the rights issued under the plan will terminate at the close of the meeting.
You can vote FOR or AGAINST the following ordinary resolution:
RESOLVED that:
The shareholder rights plan evidenced by the shareholder rights plan agreement entered into between Gildan and Computershare Investor Services Inc., as rights agent, dated February 25, 2026 and substantially as described in this management information circular dated March 17, 2026, be, and it is hereby, adopted and ratified;
Any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements, and to do and perform all acts and things, as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution, including compliance with all securities laws and regulations; and
The board of directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into, and such further documents to be executed, as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

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ABOUT THE SHAREHOLDER MEETING
NOTE

The shareholder rights plan is not expected to interfere with our day- to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter our financial condition, impede our business plans, or alter our financial statements. See Appendix B beginning on page 81 for more information.

The previous shareholder rights plan was adopted by the board on December 1, 2010, and approved and ratified by the shareholders at our annual meeting on February 9, 2011, and subsequently renewed for additional three-year periods at our annual meetings on February 6, 2014, May 4, 2017, April 20, 2020, and May 4, 2023.
The shareholder rights plan is designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a permitted bid (which requires a take-over bid to satisfy certain minimum standards designed to promote fairness), or with the concurrence of Gildan’s board. If a take-over bid does not meet these minimum standards and the shareholder rights plan is not waived by the board, the shareholder rights plan provides that holders of Gildan common shares, other than the acquiror (or any affiliate or associate of the acquiror or any person acting jointly or in concert with the acquiror or an associate or affiliate), will be able to purchase additional shares at a significant discount to market, thus exposing the person(s) acquiring common shares to substantial dilution of their holdings.
By recommending the confirmation and ratification of the shareholder rights plan, it is not the intention of the board to preclude a take-over bid for control of Gildan. The shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid, as long as the bid meets the permitted bid criteria under the shareholder rights plan. Even where a take-over bid does not meet the permitted bid criteria, the board has a duty to consider any take-over bid and consider whether or not it should waive the application of the shareholder rights plan. In adopting the shareholder rights plan, the board considered the existing legislative framework governing take-over bids in Canada, as well as rights plans recently adopted by other TSX listed issuers and approved by their shareholders.
The board advises that it is in the best interests of Gildan and its shareholders to have a shareholder rights plan in place. The board did not adopt a shareholder rights plan in response to a specific proposal to acquire control of Gildan, nor is the board aware of a pending or threatened take-over bid. Having a shareholder rights plan does not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of Gildan and its shareholders. The shareholder rights plan will be in effect until the close of business on the date of Gildan’s 2029 annual meeting of shareholders, with one renewal option for a three-year period, subject to shareholder approval.
The shareholder rights plan also does not preclude a shareholder from using the proxy mechanism of the CBCA to promote a change in Gildan’s management or the board, nor does it affect the rights of shareholders to requisition a meeting of shareholders in accordance with the CBCA.
You can read a more detailed summary of the shareholder rights plan in Appendix B beginning on page 81. A copy of the entire shareholder rights plan agreement is available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
5. Have a say on executive pay (see page 44)
We seek your advisory approval on Gildan’s current approach to executive compensation. Throughout the year, the board meets with many of our large institutional shareholders to have a constructive dialogue on various topics, including our approach to executive compensation and the objectives and principles underlying the decisions by the HR committee and the board on executive compensation. The annual advisory vote on executive compensation also provides regular and formal feedback to the HR committee and the board on this matter.
As this is an advisory vote, the results are not binding on the board. However, the HR committee and the board will review the
The board recommends you vote FOR our approach to executive compensation as described in this circular.
voting results and consider the feedback received from shareholders when reviewing, adjusting, and approving the Company’s executive compensation policies and programs.
At our 2025 annual meeting of shareholders, 104,083,922 votes (83.00%) were FOR our non-binding advisory vote on executive compensation, compared to 96,994,211 votes (73.77%) FOR at our 2024 annual meeting of shareholders.
Based on solid support of our approach to executive compensation as well as further feedback received from certain institutional shareholders, we believe that Gildan shareholders generally support the Company’s approach to executive compensation.

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ABOUT THE SHAREHOLDER MEETING
You can vote FOR or AGAINST the following advisory resolution:
RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board, the shareholders accept the approach to executive compensation disclosed in this circular delivered in advance of the annual and special meeting of shareholders of Gildan Activewear Inc. on April 30, 2026.
We are committed to engaging regularly with our shareholders and look forward to receiving your feedback again on this important matter.
The Chair of the board will be available at the meeting to answer questions on executive compensation matters. You can read more about communicating with the board and shareholder engagement on page 37.
6. Other business
We will also transact any other business that may properly come before the meeting. As of the date of this circular, management is not aware of any amendment, variation, or other business to come before the meeting.
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ABOUT THE SHAREHOLDER MEETING
ABOUT THE NOMINATED DIRECTORS
The board proposes nine directors to be elected to the board this year based on the recommendation of the Governance committee. All the nominated directors have broad experience and capabilities in areas that are important to the effective operation of the board and the success of Gildan. All are independent, except Glenn J. Chamandy, Gildan’s President and CEO. You can read more about the board’s composition and skills on pages 28 and 29. All the nominees serve on the Gildan board as of the date of this circular, and Deepak Khandelwal is standing for election to the board for the first time.
The election of directors at our 2026 annual and special meeting of shareholders is governed by the majority voting requirements under the CBCA. Pursuant to these requirements, in an uncontested election of directors, a nominee must receive a majority of the votes cast for his or her election in order to be elected as a director. If a nominee does not receive a majority of the votes cast for his or her election, they will not be elected to the board, and the board position will remain open except in limited circumstances. However, if the nominee is an incumbent director, he or she may continue in office for 90 days following the vote or until the day a successor is appointed or elected, whichever is earlier. Shareholders will be allowed to vote for or against a nominee. We will disclose the voting results on the election of each director promptly following the shareholder meeting on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Gildan shares and deferred share units (DSUs) (or, in the case of Mr. Chamandy, shares, PSUs, and RSUs) set out in the director profiles are valued using the closing price of our common shares on the New York Stock Exchange (NYSE) on the last trading day prior to our fiscal year-end ($63.55 on December 26, 2025 and $46.86 on December 27, 2024). Shareholdings include the number of Gildan shares beneficially owned, controlled or directed, directly or indirectly.

Westmount, Québec,
Canada
Age: 64
2025 annual meeting votes:
125,321,401 (99.94%) for
Top five key skills and
experience1
•
Strategy and risk management

•
Sales and marketing

•
Manufacturing operations

•
Supply chain and distribution

•
Textile and apparel industry

GLENN J. CHAMANDY
President and Chief Executive Officer of Gildan Gildan director since May 1, 1984 (except between December 10, 2023 and May 23, 2024) | Not independent
Glenn J. Chamandy is the Co-Founder, President and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and building Gildan’s low-cost vertically integrated manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh and led the strategic acquisition of HanesBrands in 2025. He has served as the CEO of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.
Fiscal 2025 meeting attendance2
	Meetings	Overall attendance
Board	9 of 9	100%
Total attendance		100%
Gildan shareholdings3 (at fiscal year-end)
Year	Common shares3	RSUs	PSUs	Total shares, RSUs and PSUs	Total market value	Meets executive share ownership requirements
2025	969,578	21,990	639,128	1,630,696	$103,630,731	Yes (see page 52)
2024	806,272	18,305	630,012	1,454,589	$68,162,041
Change	163,306	3,685	9,116	176,107	$35,468,690

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ABOUT THE SHAREHOLDER MEETING

Ponte Vedra Beach, Florida
USA
Age: 57
2025 annual meeting votes:
124,844,153 (99.56%) for
Top five key skills and experience1
•
Strategy and risk management

•
Accounting and financial

•
Global growth and operations

•
Sales and marketing

•
Supply chain and distribution

MICHENER CHANDLEE
Chief Financial Officer of WHOOP Gildan director since May 23, 2024 | Independent
Michener Chandlee is currently the Chief Financial Officer of WHOOP, Inc., bringing 30 years of extensive leadership experience from the retail sector and a deep understanding of global supply chain management. Before joining WHOOP, Inc., he served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE:NKE), where he held various roles, including Chief Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor’s degree from Roanoke College and an MBA from IESE Business School.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board	9 of 9	100%
Audit and finance committee	4 of 4	100%
Corporate governance and social responsibility committee	4 of 4	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	5,015	8,491	13,506	$858,275	Yes (see page 41)
2024	4,485	3,477	7,962	$373,120
Change	530	5,013	5,543	$485,155

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ABOUT THE SHAREHOLDER MEETING

Hong Kong, China
Age: 60
2025 annual meeting votes:
125,313,548 (99.93%) for
Top five key skills and experience1
•
Strategy and risk management

•
Global growth and operations

•
Supply chain and distribution

•
Environment and sustainability

•
Textile and apparel industry

ANNE-LAURE DESCOURS
Corporate director Gildan director since March 17, 2025 | Independent
Anne-Laure Descours currently acts as a consultant and advisor in Sustainability and Sourcing for PUMA SE, both in Asia and Europe. Ms. Descours joined PUMA SE in 2012 and was the Chief Sourcing Officer and a member of the Management Board of PUMA SE from 2019 to December 2024. In her role as Chief Sourcing Officer, Ms. Descours was overseeing product development and sourcing activities, and was responsible for sustainability across the global PUMA Group, bringing over 30 years of experience in the sourcing industry. Prior to PUMA SE, she worked for international sourcing organizations, such as Li & Fung and Otto International, all based in Hong Kong. Ms. Descours holds a Master’s degree in Fashion and Design Management from the Institut Français de la Mode and a Master’s degree in Management from ESC Clermont Business School.
Fiscal 2025 meeting attendance4
	Meetings	Overall attendance
Board	8 of 8	100%
Corporate governance and social responsibility committee	3 of 3	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	—	2,247	2,247	$142,767	Has until March 2030 to meet the requirements (see page 41)
2024	—	—	—	—
Change	—	2,247	2,247	$142,767

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ABOUT THE SHAREHOLDER MEETING

Westmount, Québec
Canada
Age: 62
2025 annual meeting votes:
122,884,183 (97.99%) for
Top five key skills and experience1
•
Strategy and risk management

•
Accounting and financial

•
Corporate governance and regulatory

•
Digital and technology

•
Environment and sustainability

GHISLAIN HOULE
Executive Vice-President and Chief Financial Officer of Canadian National Railway Company Gildan director since May 23, 2024 | Independent
Ghislain Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX:CNR, NYSE:CNI), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at the Canadian National Railway Company across various roles, including as the Vice-President and Corporate Comptroller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the organization. Mr. Houle is a Chartered Professional Accountant (CPA) and holds a Master of Business Administration from McGill University.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board	9 of 9	100%
Audit and finance committee (chair)	4 of 4	100%
Compensation and human resources committee	4 of 4	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	9,625	9,283	18,908	$1,201,628	Yes (see page 41)
2024	9,625	3,802	13,427	$629,199
Change	—	5,481	5,481	$572,430

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ABOUT THE SHAREHOLDER MEETING

Westmount, Québec,
Canada
Age: 64
2025 annual meeting votes:
123,769,180 (98.70%) for
Top five key skills and experience1
•
Strategy and risk management

•
Human capital management and compensation

•
Corporate governance and regulatory

•
Sales and marketing

•
Environment and sustainability

MÉLANIE KAU
Entrepreneur and Corporate director Gildan director since May 24, 2024 | Independent
Mélanie Kau leads K2 Real Estate, a commercial developer of quality retail sites. She also sits on the board of Alimentation Couche-Tard Inc. (TSX:ATD) and is a member of its Human Resources and Corporate Governance Committee. Ms. Kau possesses deep knowledge of corporate governance and has extensive experience working with the founders of highly successful businesses. She also has experience in the oversight of developing succession candidates in complex situations, including at Alimentation Couche-Tard Inc., as Chair of the board of Aéroports de Montréal and as Chair of Human Resources at The Fertility Partners, a private equity-backed company in the North American fertility space. Ms. Kau holds a Master of Business Administration from Concordia University and a Master of Journalism from Northwestern University.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board	9 of 9	100%
Corporate governance and social responsibility committee (chair)	4 of 4	100%
Compensation and human resources committee	4 of 4	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	—	9,262	9,262	$588,630	Yes (see page 41)
2024	—	3,782	3,782	$177,208
Change	—	5,481	5,481	$411,422
Other public company boards (last five years)
Alimentation Couche-Tard Inc. (TSX) (2006 to present)	Member of the Human Resources and Corporate Governance Committee (former chair) Former Lead Director

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	17

ABOUT THE SHAREHOLDER MEETING

Oakville, Ontario
Canada
Age: 58
New nominee
Top five key skills and experience1
•
Strategy and risk management

•
Human capital management and compensation

•
Global growth and operations

•
Digital and technology

•
Sales and marketing

DEEPAK KHANDELWAL
Corporate director Gildan director since February 25, 2026 | Independent
Deepak Khandelwal sits on the board of HomeEquity Bank, Alliant Credit Union and Ivey Business School Foundation. He is a former C-level executive with over 30 years of experience in large global companies including Google LLC, McKinsey & Company, Rogers Communications Inc., and the Canadian Imperial Bank of Commerce (CIBC). He has driven major digital, operational, and client experience transformations in B2B and B2C. At Google, he co-led the SMB Advertising Business globally with over $25 Billion annual revenue. At CIBC, he was Senior Executive Vice-President and Group Head with broad digital and operations responsibilities. At Rogers, he was the Chief Customer Officer leading a team of 10,000+ employees and managing a $1 Billion cost base to transform the employee and client experience. He was also a partner at McKinsey where he spent over 15 years and led their global Customer Care practice. Mr. Khandelwal holds an Electrical Engineering degree from the University of Saskatchewan and an MBA from the Ivey Business School at Western University.
Fiscal 2025 meeting attendance5
	Meetings	Overall attendance
Board	n/a	n/a
Total attendance		n/a
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	—	—	—	—	Has until February 2031 to meet the requirements (see page 41)
Change	—	—	—	—

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	18

ABOUT THE SHAREHOLDER MEETING

Osprey, Florida
USA
Age: 72
2025 annual meeting votes:
120,184,823 (95.84%) for
Top five key skills and experience1
•
Strategy and risk management

•
Human capital management and compensation

•
Global growth and operations

•
Sales and marketing

•
Supply chain and distribution

MICHAEL KNEELAND (Chair of the board)
Corporate director Gildan director since May 24, 2024 | Independent
Michael Kneeland is currently the non-executive Chairman of the board of directors of United Rentals, Inc. (NYSE:URI) and member of the board of directors of GXO Logistics, Inc. (NYSE: GXO). With nearly 26 years at United Rentals, he transitioned from Chief Executive Officer to Chairman in 2019. During his tenure, he oversaw the growth of the equipment rental business, managing acquisitions totaling nearly $8 billion. Prior to this, in 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics. Mr. Kneeland also served on the board of directors for YRC Worldwide, Inc. from 2011 to 2019 and for Brinks Home Security from 2019 to 2023.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board (chair)	9 of 9	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	8,774	12,691	21,465	$1,364,075	Yes (see page 41)
2024	8,774	5,181	13,955	$653,943
Change	—	7,509	7,509	$710,131
Other public company boards (last five years)
United Rentals, Inc. (NYSE) (2008 to present) GXO Logistics, Inc. (NYSE) (2025 to present)	Chair of the board (2019 to present) Board member

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	19

ABOUT THE SHAREHOLDER MEETING

Corte Madera, California
USA
Age: 39
2025 annual meeting votes:
111,142,448 (88.63%) for
Top five key skills and experience1
•
Strategy and risk management

•
Accounting and financial

•
Human capital management and compensation

•
Global growth and operations

•
Corporate governance and regulatory

PETER LEE
Co-Founder and Partner of Browning West LP Gildan director since May 23, 2024 | Independent6
Peter Lee is Co-Founder and Partner of Browning West LP, where he plays a leading role in investment research and capital allocation. He is also currently a director on the board of CAE Inc. (TSX:CAE, NYSE:CAE) and is a member of its Human Resources Committee. Before co-founding Browning West LP in 2019, he was an Investment Associate at Criterion Capital Management, where he was responsible for identifying and researching investment opportunities across multiple sectors. Mr. Lee also held roles at Grey Mountain Partners and Lazard. Additionally, he has served on the board of Countryside Properties plc (LSE). Mr. Lee holds a Bachelor of Arts from Carleton College and a Master of Business Administration from Harvard Business School.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board	9 of 9	100%
Corporate governance and social responsibility committee	4 of 4	100%
Compensation and human resources committee (chair)	4 of 4	100%
Total attendance		100%
Gildan shareholdings6 (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements6
2025	—	—	—	—	n/a See footnote 5 on page 41
2024	—	—	—	—
Change	—	—	—	—
Other public company boards (last five years)
CAE Inc. (TSX, NYSE) (2025 to present)	Human Resources Committee

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	20

ABOUT THE SHAREHOLDER MEETING

San Marcos, Texas
USA
Age: 68
2025 annual meeting votes:
124,962,647 (99.65%) for
Top five key skills and experience1
•
Strategy and risk management

•
Human capital management and compensation

•
Manufacturing operations

•
Supply chain and distribution

•
Textile and apparel industry

KAREN STUCKEY
Corporate director Gildan director since May 24, 2024 | Independent
Karen Stuckey currently sits on the board of At Home Group Inc. (formerly listed on the NYSE), a home decor superstore, and is the Chair of the Compensation and Human Capital Committee. Ms. Stuckey brings 35 years of customer-driven leadership experience in retail and consumer goods companies. She comes with a wealth of knowledge spanning merchandising P&L, managing a $40B+ private brand portfolio, as well as product development leadership experience. Additionally, she possesses deep global sourcing and supply chain management expertise. She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. Prior to Walmart, she served as the President of the HanesBrands casualwear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey was a board member at The Container Store Group, Inc. (previously listed on the NYSE) and a member of its Governance Committee until it went private recently in 2025. Ms. Stuckey holds a Bachelor of Science in Marketing and Economics from St. Norbert College.
Fiscal 2025 meeting attendance
	Meetings	Overall attendance
Board	9 of 9	100%
Audit and finance committee	4 of 4	100%
Compensation and human resources committee	4 of 4	100%
Total attendance		100%
Gildan shareholdings (at fiscal year-end)
Year	Common shares	DSUs	Total shares and DSUs	Total market value	Meets share ownership requirements
2025	—	6,773	6,773	$430,444	Has until May 2029 to meet the requirements (see page 41)
2024	—	2,756	2,756	$129,129
Change	—	4,018	4,018	$301,315
Other public company boards (last five years)
The Container Store Group, Inc. (NYSE) (2024 to 2025)	Nominating and Governance Committee

1
See the skills matrix on page 29 for a more complete representation and description of each director’s competencies.

2
As Gildan’s President and CEO, Mr. Chamandy is not a member of any board committee. He attends all committee meetings as a non-voting participant at the invitation of the committee chairs.

3
Mr. Chamandy does not receive director compensation and holds RSUs and PSUs as part of his executive compensation. PSUs have been valued at target (100%). PSUs and RSUs included herein are not vested and remain subject to the achievement of the applicable time- and/or performance-based vesting condition(s).

4
Ms. Descours joined the board on March 17, 2025 and the Governance committee on April 30, 2025.

5
Mr. Khandelwal joined the board on February 25, 2026.

6
The board determined that Mr. Lee is independent based on several factors, including the fact that Mr. Lee’s nomination to the board is not made pursuant to any nomination agreement with Browning West LP, and that as of December 31, 2025, the date of its latest EDGAR filing of Schedule 13F, Browning West LP held 4,178,835 Gildan common shares, representing less than 5% (approximately 2.2% of our total issued and outstanding common shares as of that date). Browning West LP has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. As such, the board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page 41).

Additional disclosure related to the nominated directors:
Mélanie Kau became a director of Atis Group Inc. (Atis) in October 2017. In early 2021, Atis sought protection of the Superior Court of Québec under the Companies’ Creditors Arrangement Act to restructure its operations. Ms. Kau ceased to act as a director of Atis in February 2021. In December 2021, substantially all of Atis’ non-monetary assets were sold and the entity was put into bankruptcy.
Deepak Khandelwal became a director of Wirkn Inc. (Wirkn) in May 2021. Wirkn filed for bankruptcy in October 2022 and Mr. Khandelwal subsequently ceased to act as a director of Wirkn Inc.
Michael Kneeland became a director of Monitronics International Inc. (Monitronics) in August 2019 in connection with a restructuring of Monitronics following the Chapter 11 bankruptcy cases filed by Monitronics and its subsidiaries in June 2019. Monitronics filed for Chapter 11 bankruptcy protection again in May of 2023 in connection with an agreement among a majority of Monitronic’s stakeholders to support an expedited restructuring. Mr. Kneeland subsequently ceased to act as a director of Monitronics in June 2023.
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	21

GOVERNANCE
GOVERNANCE
A strong corporate governance framework is key to our continued success.

ADHERING TO HIGH GOVERNANCE STANDARDS
Gildan is a public company, and our shares are traded on the TSX and NYSE. Gildan is committed to high standards in corporate governance and complies with applicable corporate governance guidelines and requirements in Canada, as well as the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the United States.

The board considers strong and transparent corporate governance practices to be an important factor in the overall success of Gildan. It strives for continuous improvement in its corporate governance practices to maintain effective oversight of Gildan’s business affairs and management and to ensure the governance framework continues to meet regulatory requirements and reflect evolving best practices.
Our corporate governance guidelines provide an overview of the principles, policies, and practices of the board. They are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the Company. You can find a copy of the corporate governance guidelines on our website (www.gildancorp.com).
ABOUT THE BOARD

KEY THINGS TO NOTE
•
The board and each committee are chaired by an independent director

•
The board committees are entirely composed of independent directors

•
The board and each committee have a written mandate

•
The board and each committee meet quarterly at regularly scheduled meetings

•
The board and each committee have the knowledge, experience, and background required to fulfill their respective mandates

•
All board and committee meetings must have a majority of directors present for meetings to proceed

The board is responsible for supervising the management of Gildan’s business and affairs, with a view to the long-term interests of Gildan and its shareholders. The board has a duty of stewardship and monitors management’s performance and approves our corporate goals and objectives.
Board structure
The board has three standing committees to help it conduct its business and carry out its responsibilities. Each standing committee has a mandate that sets out its responsibilities and qualifications for membership, structure, and operations.
The board and committee mandates comply with applicable Canadian laws and regulations, the disclosure and listing requirements of the TSX, the NYSE governance standards, and U.S. laws that apply to us as a foreign private issuer, such as the Sarbanes-Oxley Act of 2002.

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GOVERNANCE
Each mandate is reviewed by the board and the respective committees and approved annually by the board. A copy of the board’s mandate is set out in Appendix A beginning on page 78 and on our website (www.gildancorp.com), and copies of the committee mandates are also available on our website. The board and committees set out an annual workplan every year (see the 2025 summaries beginning on page 24).
The board is led by a non-executive, independent chair, which strengthens board leadership and the board’s ability to function independently of management and provide effective oversight. Michael Kneeland became the non-executive Chair of the board in May 2024. The Chair of the board is not a member of any of the board’s standing committees and attends committee meetings as an ex-officio member. The board has an open committee format that encourages directors to attend all committee meetings, regardless of their membership, on a non-voting basis.
The board has adopted formal position descriptions for the Chair of the board, the standing committee chairs, and the President and CEO, as summarized below. A copy of the position description for the Chair of the board is available on our website (www.gildancorp.com).
CHAIR OF THE BOARD	COMMITTEE CHAIRS	PRESIDENT AND CEO

•
Manages the board and ensures that the board carries out its mandate effectively

•
Ensures the boundaries between board and management responsibilities are respected

•
Acts as a liaison between the board and management

•
Chairs all meetings of the board and oversees the conduct of the meetings

•
Works with the President and CEO

•
Provides leadership to enhance board effectiveness, ensuring that the board works as a cohesive group

•
Communicates with the board on important issues in between meetings

•
Manage their respective committee and ensure that it carries out its mandate effectively

•
Provide leadership to enhance the committee’s effectiveness

•
Ensure the committee discharges its duties and responsibilities

•
Report regularly to the board on the business of their committee

•
Make recommendations to the board as appropriate

In conjunction with the management team, the President and CEO is responsible for the following:
•
Managing Gildan’s strategic and operational agenda

•
Executing the board’s decisions

•
Advising the board regularly on the results being achieved and presenting alternative plans and strategies for approval, in keeping with evolving business conditions

•
Providing support to and ensuring development of the executive management team, including executive succession planning

In performing their responsibilities, the board and committees may, subject to advising the Chair of the board, engage external consultants for advice and assistance at Gildan’s expense. An individual director may also retain an outside advisor at Gildan’s expense, as long as it is approved by the Chair of the board.
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GOVERNANCE
Board and committee highlights
Board of directors
89% Independent | Qualified and experienced | Geographically diverse (Canada, US, and Hong Kong, China)
Diversity by gender and ethnicity
Average age: 60
Average tenure: 1.49 years (excludes Glenn J. Chamandy, President and CEO and a founder of Gildan)
In addition to all matters which fall under the CBCA and other applicable legislation, rules, and regulations, and our articles and by-laws, the board also approves matters of policy and all proposed actions which are not in the ordinary course of operations, such as all material transactions. The mandate of the board provides the framework for key governance items and outlines the board’s main responsibilities and is reviewed and approved annually. See pages 28, 32 and 33 to read more about board size, independence and diversity.
Summary of the board’s fiscal 2025 workplan

Strategic planning and operational oversight
•
Reviewed and approved Gildan’s fiscal 2025 capital and operating budgets

•
Approved the successful acquisition of HanesBrands and closely monitored related integration strategies

•
Monitored the strategic risks, competitive landscape, and human capital plan required to successfully execute the strategic plan

•
Received updates on capacity optimization and expansion plans, strategic business initiatives, and key risk items

•
Reviewed Gildan’s enterprise risk management (ERM) program, including crisis management and business continuity preparedness

•
Monitored Gildan’s financial position and outlook

•
Approved the successful private offerings of an aggregate of $1.9 billion senior unsecured notes

Risk management and compliance
•
Oversaw cybersecurity risks and mitigation plans

•
Reviewed the Company’s information technology strategy, including our approach to risks related to cybersecurity and the use of artificial intelligence, as well as related mitigation plans

•
Oversaw privacy law compliance, including latest applicable privacy requirements in Canada and in the U.S.

Management oversight
•
Ensured Gildan maintains a culture of integrity and compliance

•
Met regularly with management to ensure continued mitigation of risks and challenges relating to geopolitics and the macro economy

•
Oversaw the management succession plan, the successful Chief Financial Officer (CFO) transition, and the onboarding of two new senior executive officers

Board skills and composition
•
Together with management and the Governance committee, reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise to enhance the board’s composition and breadth and depth of expertise

Succession planning
•
Together with the HR committee, oversaw the continued refinement and readiness of the succession plans for the senior executive officers, as well as development plans for senior leadership, including the executive leadership changes

•
Continued to conduct a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing board composition initiatives

•
Conducted a director candidate search resulting in the appointment of Deepak Khandelwal to the board

Governance
•
Reviewed and amended the corporate governance guidelines to ensure consistency with applicable regulatory requirements and governance standards

•
Monitored the Company’s investor relations programs and communications with analysts, investors, stakeholders, media, and the public

•
Oversaw the Company’s corporate responsibility strategies and its approach to ESG practices

•
Reviewed and approved the Company’s annual modern slavery report

Board committees • Received quarterly reports from each standing committee on matters discussed at their meetings and recommendations for board approval
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	24

GOVERNANCE
Audit committee (100% independent)
Members: Ghislain Houle (chair), Michener Chandlee, and Karen Stuckey
All members are independent and financially literate within the meaning of the terms set out by the CSA’s Audit Committee Rules and the NYSE corporate governance standards. Ghislain Houle and Michener Chandlee have accounting or related financial expertise and are deemed audit committee financial experts as determined by the board, in accordance with the applicable SEC rules.
The Audit committee oversees and monitors Gildan’s financial statements and reporting, risk management, internal controls, internal and external auditors, and capital allocation plans. It also oversees the management of financial risk stemming from fluctuations in commodity prices, foreign currency, and interest rates. It assesses the external auditors annually based on several criteria including audit quality, appropriateness of audit fees, auditor independence, and communications with the Audit committee.
The chair of the Audit committee and the lead audit partner have a direct working relationship. The internal and external auditors maintain a direct line of communication with the Audit committee. Each meets separately with the Audit committee, without management present, at least once every quarter.
You can read more about the Audit committee in our 2025 annual information form available on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Summary of the committee’s fiscal 2025 workplan

Oversight of financial reporting
•
Reviewed the annual and quarterly consolidated financial statements, MD&A disclosure, and earnings press releases with the external auditor prior to their release, filing, and distribution

•
Reviewed, as appropriate, other filings containing financial information with the external auditors prior to their release, filing, and distribution

•
Reviewed the quality, appropriateness, and disclosure of Gildan’s accounting principles and policies, underlying assumptions, and reporting practices

•
Reviewed and approved amendments to the Company’s policy on non-GAAP financial measures

•
Held private meetings with the internal and external auditors, as well as certain members of management

Oversight of external auditors
•
Conducted performance evaluations and monitored the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits

•
Oversaw the relationships between the external auditor and Gildan, and reviewed and approved the fees paid to the external auditor for all audit and non-audit services in accordance with Gildan’s policies

•
Reviewed the internal quality control procedures of the external auditors

•
Monitored the performance of the lead audit partner as well as other partners involved in the fiscal 2025 audit

Risk management and disclosure controls
•
Monitored the integrity and quality of Gildan’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control through independent discussions with management, the external auditors, and the internal auditor, including receiving management’s reports and the reports by the auditors

•
Reviewed Gildan’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices, and interest rates, and received quarterly updates from management’s Financial Risk Management Committee

•
Reviewed Gildan’s mitigation strategies, including insurance coverage and outstanding claims

•
Received periodic updates from management on ongoing legal matters

•
Monitored Gildan’s foreign private issuer status under U.S. securities laws

Oversight of cybersecurity and data privacy matters
•
Received quarterly reports on cybersecurity, including trends, incidents, action plans, and privacy compliance

•
Received reports on the cybersecurity risk quantification and cybersecurity maturity level assessments conducted by independent third parties

Internal audit and internal controls
•
Reviewed and approved the internal audit plan and charter, and monitored internal audit activities throughout 2025

•
Monitored the performance of the internal audit function, its responsibilities, staffing, budget, and the compensation of its members

•
Received quarterly reports on concerns or complaints received through the whistleblowing hotline

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	25

GOVERNANCE
HR committee (100% independent)
Members: Peter Lee (chair), Ghislain Houle, Mélanie Kau, and Karen Stuckey
The HR committee oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention, and succession planning. It is also responsible for the oversight of risks related to employee compensation and health and safety matters at Gildan’s operations worldwide.
The chair of the Audit committee (Ghislain Houle) is also a member of the HR committee.
Summary of the committee’s fiscal 2025 workplan

Compensation program
•
Reviewed the compensation comparator group and benchmarked compensation programs

•
Conducted a review of the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short- and long-term strategic results

•
Reviewed the performance measures, weightings, and payout ranges in the annual STIP and LTIP programs to ensure alignment with plan objectives and Gildan’s long-term strategic plan

•
Determined and recommended to the board for approval the annual corporate objectives relevant to the compensation of the President and CEO and monitored progress toward achieving these objectives

•
Determined the overall compensation of the President and CEO and reviewed the overall compensation of senior executives, based on performance and other appropriate factors, and recommended to the board for approval

•
Reviewed and approved the fiscal 2025 incentive compensation for senior management and recommended to the board for its review and approval

•
Monitored progress under the one-time Aspirational incentive plan established in 2024

•
Evaluated the relevance and appropriateness of the compensation measures under the STIP and LTIP variable incentive programs and approved the measures and weightings for fiscal 2026

•
Oversaw the integration project plan for HanesBrands’ human resources programs

•
Reviewed the performance comparator group under the LTIP and updated it for 2026

•
Reviewed the independence, objectivity, and performance of the committee’s external compensation consultant

Organization and succession planning
•
Oversaw the continued development and readiness of the succession plans for the senior executive officers, as well as development plans for senior leadership

•
Reviewed the organizational structure at the executive level given the retirement of Rhodri Harries, and oversaw the successful CFO transition and onboarding of new Chief Legal and Administrative Officer and Chief Human Resources Officer

Human resources matters
•
Reviewed global human resources initiatives, policies, and practices, including those related to corporate culture, employee wellbeing, recruitment, retention, incentives, advancement, and development

•
Received quarterly reports on health and safety matters, and monitored related risks and performance

Governance
•
Completed a request for proposal (RFP) process which resulted in the selection of a new independent compensation advisor

•
Reviewed the results of Gildan’s advisory vote on executive compensation and any related feedback from shareholders and others

•
Oversaw Gildan’s strategies, objectives and progress with regard to inclusion and belonging in the workplace

•
Engaged with shareholders on executive compensation matters

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	26

GOVERNANCE
Governance committee (100% independent)
Members: Mélanie Kau (chair), Michener Chandlee, Peter Lee, and Anne-Laure Descours (since April 30, 2025)
The Governance committee monitors Gildan’s corporate governance and practices, including the composition and performance of the board and its committees. It also monitors compliance with Gildan’s policies and practices relating to business ethics, bribery and corruption; and environmental and social responsibility matters, including climate change, labour, human rights, health and safety, and other sustainability issues.
The Governance committee reviews the mandates of each board committee annually.
Summary of the committee’s fiscal 2025 workplan
Composition and diversity of the board and committees • Renewed the board’s diversity commitments and carried out a review of the board diversity policy

Director recruitment and onboarding
•
Continued to conduct a robust process, aided by an independent search firm, to identify qualified potential director candidates

•
Screened potential candidates and recommended Deepak Khandelwal for appointment to the board

Director compensation • Reviewed director compensation and recommended any changes be postponed to a subsequent year
Director education • Developed, monitored, and oversaw, as applicable, the orientation and continuing education programs for directors

Corporate governance matters
•
Completed a thorough review of the mandates, workplans, and objectives for the board, Audit committee, HR committee, and Governance committee

•
Reviewed Gildan’s corporate governance policies, practices, and disclosure and presented corresponding recommendations to the board

•
Evaluated voting results from the 2025 annual meeting of shareholders, including say-on-pay, as well as investors’ comments on voting to assess governance-related trends

•
Received quarterly reports on related party transactions, oversaw the related party transactions certification process implemented by the Finance team, and recommended amendments to the related party transaction policy

•
Reviewed the Company’s shareholder engagement policy and plan, and engaged with shareholders on executive compensation matters and social compliance

•
Received quarterly reports on Gildan’s corporate social responsibility program and initiatives, and monitored progress on sustainability goals and targets

Board effectiveness • Assessed directors’ independence and financial literacy • Reviewed the evaluation process for board effectiveness

Regulatory and compliance
•
Monitored regulatory developments and trends in corporate governance as well as best practices, including as it relates to ESG

•
Oversaw compliance matters, including compliance with applicable laws, the code of ethics, and other key Company policies as well as the global compliance awareness training program

•
Received quarterly reports on Gildan’s ethics and compliance activities and programs, including any compliance risks or issues that were identified by management or through the whistleblowing procedures

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	27

GOVERNANCE
Board size and composition
Our articles require the board to have a minimum of five and a maximum of 12 directors (as determined by the board from time to time) and the mandate of the board requires that a majority of directors must be independent (see page 32 for details about director independence).
The Governance committee regularly reviews the size and composition of the board and committees with the board to promote continuity and efficient decision-making.
Director selection process
The Governance committee is responsible for developing the criteria and process for selecting directors. The committee seeks to ensure that all board members and candidates possess certain qualifications and attributes, such as personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, and sound business judgment. Board members and candidates must be willing to devote the necessary time to carry out their duties and service on our board and express a willingness to represent Gildan’s best interests.
The Governance committee uses a skills matrix to review the skillset of the board as a whole and to review the skills, competencies, and experience of director candidates. The skills matrix is based on the core expertise the board deems necessary to ensure Gildan’s success, create sustained long-term value for shareholders, provide independent oversight of management, and help ensure board effectiveness. The skills matrix on the next page is reviewed regularly to reflect the directors’ skills and experience.
The committee identifies qualified board candidates based on the board diversity policy, experience, any gaps in the skills matrix, and any upcoming director retirements. An independent search firm may be engaged to help identify potential candidates. In the normal course, the Chair of the board and the chairs of each committee meet with each director candidate to conduct a general assessment and discuss their interest and ability to devote the time required to serve on our board. Depending on the number of qualified candidates, a short list may be developed for presentation to the board, and the most suitable candidate may be recommended for appointment to the board or nomination as a director.
The Governance committee recommends to the board the director nominees for election at the next annual meeting of shareholders. The committee can recommend the appointment of a new director to the board at other times during the year to fill a vacant seat or to add a new seat based on Gildan’s needs and the board’s profile.
Board skills
The board represents a broad mix of qualifications, attributes, skills, and experience in areas that are important for the effective functioning of the board and proper oversight of our affairs and strategy. The board recognizes that having members with a broad and diverse mix of skills is critical to ensuring our long-term success.
All members of the board must have senior leadership experience. Collectively, the board possesses a wide variety of core business skills, industry-specific skills, and skills aligned with Gildan’s strategic objectives. These areas of expertise are intended to dovetail with general qualifications and attributes that the Governance committee seeks in all board members and candidates.
Our skills matrix on the next page presents a broad skills profile of our board and the skills we believe are key for an effective board of Gildan. In addition to senior leadership experience, five key skills are shown for each of the nine nominated directors as well as other important skills where they have experience, knowledge, or capability.
The Governance committee reviews the skills matrix annually to ensure that it continues to reflect the board’s assessment of its needs and aligns with Gildan’s strategic priorities. The review also helps ensure that each committee has the appropriate composition and identifies any gaps relative to Gildan’s needs and board renewal in the future. The skills matrix is reviewed annually and was last overhauled in 2022.
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	28

GOVERNANCE
Skills matrix		Glenn J. Chamandy	Michener Chandlee	Anne-Laure Descours	Ghislain Houle	Mélanie Kau	Deepak Khandelwal	Michael Kneeland	Peter Lee	Karen Stuckey
Core business skills
Strategy and risk management
Substantial experience setting the strategic direction and allocating the financial resources of a public company or large organization while simultaneously considering the impacts of potential financial and non-financial risks (for example, reputational, operational, environmental, cyber risk)

Accounting and financial Financial acumen, experience or knowledge of accounting and financial reporting, corporate finance, and internal financial/accounting controls

Human capital management and compensation
Experience in or knowledge of talent management, leadership continuity, succession planning, inclusion and belonging, health and safety, compensation and employee benefit programs as well as an understanding of human resources principles

Global growth and operations
Experience in growing operations in a large-scale organization in new and diverse business environments, cultures, and regulatory marketplaces to provide goods or services to customers around the world

Corporate governance and regulatory Experience in or knowledge of public policy, corporate governance principles, governmental affairs, regulatory, and compliance matters

Digital and technology
Oversight experience or knowledge of information technology management and digital solutions, including cyber risk, data analytics, and the implementation and integration of forward-looking technology strategies to enhance business operations and processes

Sales and marketing Experience in sales, marketing, and advertising with particular emphasis on distributor and mass retail channels of distribution
Industry-specific skills	Manufacturing operations Experience in or knowledge of manufacturing processes, equipment, automation, and the maximization of productivity in the manufacture of goods and apparel
Supply chain and distribution Experience in or knowledge of supply chain management, sourcing, planning, raw materials, B2B distribution, and B2C distribution in the context of a large organization
Skills aligned with Gildan’s strategic initiatives
Environment and sustainability
Oversight experience or knowledge in the development of ESG strategies and initiatives, including circularity, in manufacturing, sustainable agriculture, socially responsible operations, as well as environmental and climate risks

Textile and apparel industry
Experience in or knowledge of fabrics or apparel, including product development, innovative technologies, increasing speed-to-market, driving operational efficiencies, and reducing the environmental footprint of such operations

Legend
Considered one of their five key skills in addition to senior leadership experience
Has experience or capability in this area but do not consider it one of their top five skills
You can read more about each director’s background and experience in the profiles starting on page 13.
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Director development
Orientation
The Governance committee is responsible for director orientation. New directors receive an extensive package on Gildan that includes information about our strategic and operational business plans, operating performance, governance framework, corporate records, compliance program, and financial position.
Continuing education
The Governance committee creates a director education program each fiscal year to ensure directors advance their knowledge of our business through regular presentations by senior management on Gildan’s business, financial matters, and operations as well as the industry overall. Directors also attend our annual strategic planning meeting to review and discuss Gildan’s long-term strategic plan with senior management.
Additionally, directors gain a deeper understanding of Gildan’s operations by visiting various offices, facilities, and operations and receive presentations on a range of topics that are relevant to the local operations. The board visited offices in Winston-Salem in February 2026, which allowed them to meet with local leadership, tour the showroom, and gain a deeper understanding of HanesBrands’ operations. Directors can also participate in industry trade shows, which provide insight to the industry and Gildan’s key customers and competitors.
At the committee level, each committee chair ensures that continuing education topics are added to committee agendas from time to time throughout the year to cover areas critical to director knowledge, particularly in evolving subject areas. Directors are also encouraged to suggest topics for the director education program and the Governance committee also canvasses directors to determine their training and education needs and interests and to arrange trips to Gildan’s facilities and operations. Management schedules presentations on these topics, including sessions with external consultants as appropriate.
Directors have full access to our senior management and employees. The board encourages management to address the board in instances where a manager’s knowledge and expertise can enhance the board’s understanding of a particular issue. Accordingly, in 2025, various members of management were invited to the board’s regularly scheduled meetings to present on topics of interest to the board or management.
The board’s continuing education program has four main areas of focus: i) operations, ii) the competitive landscape, products, marketing, and innovation, iii) ESG, risks, and governance, and iv) human capital. The table below is a summary of the key presentations that were presented to the board in fiscal 2025.
2025	Topic	Attendees
April	Supply chain and tariffs	All directors
	ESG deep dive focused on transparency and disclosure, including greenwashing	Governance committee
July	IT strategy and cybersecurity	All directors
	Cyber and privacy risks and the board oversight role	All directors
	ESG annual report presentation	Governance committee
	ESG deep dive focused on climate, including water and energy	Governance committee
	ERM and business continuity management	All directors
	Executive compensation trends	HR committee
	Executive compensation cycle and incentive programs	HR committee
October	ESG deep dive focused on circularity, long-term value creation and human capital management	Governance committee
	Global health and safety	Compensation committee
	Overall tax structure and annual tax update	Audit committee
Board assessment
The Governance committee is responsible for the board assessment process, a comprehensive process that involves assessing the performance and effectiveness of the overall board, committees, committee chairs, and individual directors. The assessment is conducted annually by the Governance committee, and every third year includes an external assessment conducted by a third party.
The board assessment process includes (i) questionnaires completed by individual directors and (ii) one-on-one sessions with the Chair of the board. Directors complete a series of board self-assessment questionnaires about a wide range of topics including
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the functioning of the board (meetings, agendas, board discussions, and board materials), board composition, governance practices, related party transactions, the board’s goals, as well as major board priorities such as Gildan’s strategic and operating plans, ESG strategy, reporting, and oversight, corporate performance assessment, risk, succession planning and organizational development, executive compensation, and capital allocation. Responses are collected and compiled by the Corporate Secretarial team for the Chair of the board who then meets with each director to have a candid conversation about board effectiveness and to provide individual feedback and discuss any areas for improvement.
The Governance committee prepares a summary presentation for the board, and the board and committee develop a plan for follow-up items as necessary. The Governance committee oversees the implementation of any changes and updates the board quarterly.
In 2025, the Chair of the board met with management outside of regularly scheduled board meetings, to foster a strong relationship between the board and management, to ensure the flow of information, to create alignment on strategic direction, and to monitor the corporate culture.
Director term limits and retirement
The board recognizes the importance of renewal to maximize its effectiveness over the long term. Our policy requires a non-executive director to retire from the board at the next annual meeting of shareholders and not stand for re-election after reaching age 75 or 15 years of service on the board, whichever is earlier.
The board also recognizes the importance of board and committee chair renewal to ensure board and committee effectiveness. Our policy provides that the Chair of the board may serve for a term of five years, renewable for up to an additional five years at the discretion of the board. Committee chairs may serve for a term of five years, renewable for up to an additional three years at the discretion of the board. The board has the discretion to grant an exception to the policy and can extend a director’s tenure on an annual basis.
Succession planning
The board, through the HR committee, is responsible for succession planning.
The board maintains a comprehensive management succession plan that includes the President and CEO and other senior executives. The HR committee and the board review the succession plan at least once a year with the President and CEO. The President and CEO presents his succession plan as well as the succession plan for each of the executive officers. The board discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess our readiness to fill potential vacancies with qualified people. See page 42 for details about management succession in 2025.
A formal succession planning process helps ensure business and leadership continuity. Management uses an integrated approach to talent management, and it has two core pillars: (i) a competency framework that provides clear expectations for roles and performance aligned with Gildan’s needs and culture, and (ii) a performance management system that formalizes processes that drive business performance. This approach is designed to prevent siloed practices, support growing talent, and drive development toward our organizational objectives of increasing bench strength, readiness, and diversity, as well as ensure robust succession plans for critical roles.
Our competency framework focuses on five core competencies: Adaptability and resilience, Initiative and entrepreneurship, Teamwork and inclusion, Communication, and Work management. All networked employees have access to the Gildan Academy, our learning and development system aligned with our competency framework. This process also includes an annual talent management calendar, providing consistency and visibility of the talent cycle and empowering each employee to take ownership of their development journey at Gildan.
For all leadership positions, we encourage a diverse candidate slate for both new hires and when identifying internal candidates through our succession planning process. We also provide training for our recruiters as needed, to help ensure inclusive hiring practices.
As a good governance practice, the board also maintains a contingency plan in the event something suddenly unexpected happens to the President and CEO, or other senior executive officers. Similarly, the board has a succession plan for the Chair of the board as well as for each committee chair.
Independent directors and in camera sessions
The independent directors meet separately without management present at each quarterly meeting. Each board committee also holds separate sessions without management present at each quarterly meeting, and most special committee meetings are held under the leadership of its committee chair. Each meeting can include multiple in camera sessions.
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Director independence

DEFINING INDEPENDENCE
A director is independent if he or she meets the standards of independence established under applicable regulations. These include Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002, and Section 1.2 of the CSA’s National Instrument 58-101 (Disclosure of Corporate Governance Practices).

Director independence helps ensure our directors act in Gildan’s best interests.
Our board must have a majority of independent directors as set out in the mandate of the board. Director independence is determined by the board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis. As noted earlier, all of this year’s nominated directors are independent, except Glenn J. Chamandy as he is the President and CEO of Gildan.
Avoiding conflicts of interest
All members of the board are committed to acting in Gildan’s best interests.
In accordance with our corporate governance guidelines, if a director has a material interest in a transaction involving Gildan, or otherwise identifies the existence of a potential conflict of interest, the director must declare the conflict, or potential conflict, at the beginning of the board or committee meeting, and then recuse themselves from any discussions of the matter or vote on the matter.
Related party transactions
In 2023, the board adopted a related party transaction policy to formalize the review of related party transactions. The policy sets out guidelines for identifying, reviewing, and approving transactions between Gildan and its related parties, in accordance with applicable law and disclosure standards. The related party transaction policy was last reviewed and amended by the board in July 2025. The Governance committee is responsible for reviewing and approving any related party transaction as defined under the policy.
In accordance with the policy, directors and executive officers must disclose their interest in any potential or existing related party transaction and the Governance committee will decide to approve, disapprove, or require that certain actions be taken in relation to the related party transaction to ensure that the terms of the transaction are at arm’s length, any value paid in the transaction represents fair market value, and that the transaction is in Gildan’s best interests. A quarterly certification process requires each executive officer and key finance leader to confirm their awareness of any related party transactions.
Changes in a director’s occupation
When a director’s principal occupation or business association changes substantially from the position he or she held when joining the board, in accordance with our corporate governance guidelines, the Governance committee will review the impact of the change and make a recommendation to the board of any action to be taken, including requesting the director’s resignation.
Serving together on other boards
The board limits interlocking directorships to maintain director independence and to avoid potential conflicts of interest. We do not allow directors to serve together on more than two other public company boards unless it is approved by the board.
We do not have any public company board interlocks as of the date of this circular.
Limits on other directorships
We limit the number of public company directorships so our directors can devote the necessary time to fulfilling their roles and responsibilities on our board:
•
Directors may serve on a total of four public company boards, including Gildan

•
Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan

•
Gildan’s President and CEO may not hold more than two public company directorships, including Gildan.

All of the nominated directors are within our limits for public company directorships.
Directors must advise the Chair of the board and the chair of the Governance committee before accepting an invitation to serve on another public, private, or not-for-profit board. This allows the Governance committee to assess whether the director will continue to have the necessary time to meet their commitments to our board.

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Members of the Audit committee are subject to additional requirements prohibiting them from serving simultaneously on the board and audit committees of more than three other public companies. If the board determines that this would impair the director’s service on our board, the board will require the situation to be resolved. If the board determines that simultaneous service does not impair the director’s ability to serve as a member of the Audit committee, it will provide the appropriate disclosure.
ATTENDANCE
We expect our directors to attend all board meetings, all of their committee meetings, and the annual shareholder meeting, and to make their best efforts to attend any special meetings.
Directors are required to attend a minimum of 75% of board and standing committee meetings held in a fiscal year. We set board and standing committee meeting dates at least two years in advance to optimize director attendance. The Governance committee may grant an exception to this requirement if there are extenuating circumstances that prevent a director from meeting the attendance requirement.
2025 meeting attendance
	Board of directors	Audit committee	Governance committee	HR committee	Board and standing committee attendance
Glenn J. Chamandy	9 of 9	—	—	—	100%
Michener Chandlee	9 of 9	4 of 4	4 of 4	—	100%
Anne-Laure Descours1	8 of 8		3 of 3	—	100%
Ghislain Houle	9 of 9	4 of 4	—	4 of 4	100%
Mélanie Kau	9 of 9	—	4 of 4	4 of 4	100%
Deepak Khandelwal2	—	—	—	—	—
Michael Kneeland	9 of 9	—	—	—	100%
Peter Lee	9 of 9	—	4 of 4	4 of 4	100%
Karen Stuckey	9 of 9	4 of 4	—	4 of 4	100%
J.P. Towner3	2 of 3	2 of 2	1 of 2	—	71%
Number of meetings held	9	4	4	4

1
Ms. Descours joined the board on March 17, 2025 and the Governance committee on April 30, 2025.

2
Mr. Khandelwal joined the board on February 25, 2026.

3
Mr. Towner ceased to be a director on April 30, 2025.

DIVERSITY
Board diversity
The board considers diversity to be an essential element of board effectiveness and a business imperative that helps Gildan and the board attract and retain the brightest and most talented individuals. A diverse board possesses a balance of skills, experience, and expertise and a diversity of perspectives that are relevant to Gildan’s business and strategic objectives.
When identifying potential director candidates, the Governance committee considers the skills, experience, and expertise of a candidate, as well as the benefits of diversity and the needs of the board. As set out in our board diversity policy, diversity includes gender, sexual orientation, visible minority status, age, religious affiliation, ethnicity, ancestry, social status, and other personal characteristics. The board considers the optimal mix of skills and backgrounds to serve the interests of our stakeholders, support our diversity efforts, and oversee Gildan’s strategic direction, and as well as broader societal and industry trends and issues.
The Governance committee reviews and monitors the implementation of the policy and reports the results to the board annually. In April 2022, the board committed to achieving at least 30% women representation on the board by our 2023 annual meeting of shareholders. This commitment is further to the board’s prior stated objective in 2021 to have at least 30% representation of persons who self-identify as a woman, visible minority, Aboriginal people (First Nations, Inuit, and Métis), and/or person with a disability (the four designated groups as defined in the Canadian Employment Equity Act), and to have at least one director who is racially/ethnically diverse. The board confirmed its commitment to these targets in April 2025. The board currently consists of nine directors standing for election at the 2026 annual and special meeting and meets its diversity targets.
One of the three board committees is currently chaired by a woman.
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The table below sets out the diversity of the board by the four designated groups as of March 17, 2026. Additionally, no director self-identifies as LGBTQ+.
(as at March 17, 2026)	Women	Visible minorities	Aboriginal peoples	Persons with disabilities
Number of directors	3	1	0	0
% of nominees	33%	11%	0%	0%
A copy of the board diversity policy is available on our website (www.gildancorp.com).
Management diversity
As a global company with offices, operations, and employees across multiple regions worldwide, inclusion and belonging stand as one of Gildan’s strategic priorities. We are steadfast in our commitment to foster a workplace environment where everyone feels a strong sense of belonging.
As of December 28, 2025, the total percentage of female employees in Gildan’s global workforce (excluding HanesBrands and its subsidiaries, for which the integration process is ongoing) was 44%. We also remain committed towards our target of achieving gender parity (40%) for roles at director-level and above by 2027. In 2025, Gildan (excluding HanesBrands and its subsidiaries) achieved 32.7% female representation at director and above levels, which is slightly below our 2025 target of 35%.
While Gildan has not set specific targets for the representation of women and other designated groups at the senior executive officer level due to the small size of this group, we recognize the positive impact of diverse voices, backgrounds, and experiences in organizational success. The annual succession planning exercises facilitate a strong internal bench of ready leaders. As part of this exercise, we track the identification of women successors and continuously promote inclusive selection and representation in our talent pool. The representation of the four designated groups among our senior executive officers is set out below:
(as at March 17, 2026)	Women	Visible minorities	Aboriginal peoples	Persons with disabilities
Number of senior executive officers	1	1	0	0
% of senior executive officers	14%	14%	0%	0%
About inclusion and belonging
Gildan’s approach to inclusion and belonging is embedded at both the board and Company levels, with a focus on equitable and inclusive practices across the organization. This approach is reflected in formal policies as well as day-to-day operations. In 2025, we updated our global inclusion and belonging policy, reinforcing a consistent framework for fostering a workplace where employees feel valued, respected, and empowered. The policy applies globally to all employees and business partners, guiding how individuals work, lead, and engage with one another. It also establishes a foundation for accountability and supports the integration of inclusive practices across all areas of the business.
The policy is anchored on three strategic pillars:
•
People – advance inclusion and foster belonging by offering accessible and relevant learning and development opportunities and employee-led communities

•
Systems – embed equitable and accessible human resources processes and practices ensuring fairness across the employee lifecycle by strengthening how workforce data is collected, analyzed, and used to support data informed decision-making and monitor progress

•
Social impact – ensure community efforts reflect the diversity of the communities we operate in through inclusive community partnerships, employee engagement programs, and storytelling

Inclusion and belonging at Gildan is everyone’s responsibility, and the policy sets out leadership expectations and employee responsibilities.
We measure inclusion and belonging by benchmarking current practices and leveraging data-driven insights (such as talent movement, recruitment outcomes, engagement survey results, and employee feedback) to guide strategic decisions that strengthen workforce outcomes and drive sustainable organizational success.
Throughout the year, we recognize various national and international commemorations and celebrations to strengthen organizational culture and build connection and awareness, reinforcing shared values and inclusive leadership practices.
We regularly measure engagement and inclusion through surveys of our hourly and networked employees. Our 2025 global engagement and inclusion survey was administered to networked employees to assess key drivers of organizational performance,
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including, but not limited to, company culture, inclusion, manager relationships, employee empowerment, and work-life balance. The survey achieved a 90% response rate, providing a strong and representative data set. Overall results were positive, indicating high levels of engagement and reinforcing the strength of our inclusive workplace practices, which support retention, productivity, and long-term value creation.
Strategic planning
The board is actively engaged in our corporate strategy, overseeing the strategic planning process and monitoring our progress in achieving our strategic objectives. The breadth and depth of skills and experience on the board provide for constructive dialogue, healthy debate, added perspective, and an effective sounding board for management.
The board holds a special meeting with management every year to review Gildan’s annual and long-term strategic plans. This includes discussing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. The board also sets aside time at each quarterly meeting to receive an update from management and to discuss the progress of Gildan’s annual and long-term strategic plans.
The board approves the annual objectives for the President and CEO and measures success against these objectives.
Risk oversight
We believe a strong business strategy should include effective risk management practices and the ability to identify the opportunities within risks. By identifying and understanding the most critical risks facing our business, including ESG-related risks, we can proactively put in place measures to mitigate those risks while also capitalizing on potential opportunities. This approach enables us to foster a culture of risk and opportunity awareness Company-wide.
The board provides risk oversight as a whole and through its committees based on our risk governance framework, which sets out specific policies and processes for the continuous assessment of risks to our business. These include risks related to our operations, finances, compliance, cybersecurity, strategy, and the environment, including climate change as well as geopolitical, macroeconomic, social, and human rights risks. You can read more about each committee’s responsibilities beginning on page 25.
Risk management
Gildan’s management team is responsible for the ongoing management of risk. Our risk management team conducts an annual assessment of our strategic and operating risks. The results are compiled into a registry that is used to develop and track key risk indicators and mitigation strategies. The results of this process are communicated to the board and to the senior executive management team.
Our Director, Enterprise Risk Management has responsibility for operational risk management. He oversees risk management, including the various mechanisms that monitor, and reports to the Senior Vice-President, Finance. The Vice-President, Internal Audit is the highest-ranking person charged with internal audit. She oversees the internal audit group and reports functionally to the Audit committee to ensure independence from management and administratively to the Executive Vice-President, Chief Financial Officer.
The following occurs under the board’s guidance and oversight:
•
Our Internal Audit group conducts periodic reviews to ensure that management has implemented robust compliance programs and procedures to mitigate risks, including those related to our social, environmental, and health and safety practices.

•
The Social Compliance team supports this process and conducts compliance audits for our facilities and third-party contractors.

•
Our Legal and Compliance team provides training and oversees an annual recertification process of certain important policies.

•
The Information Technology team conducts periodic cyber-risk mitigation exercises by completing awareness outreach, tabletop exercises, phishing tests, and external vulnerability scans.

•
A data privacy sub-committee, established in 2023, monitors and provides quarterly updates to Gildan’s Information Security committee on relevant privacy regulatory developments and recommends processes and procedures to enhance the security and confidentiality of the personal information processed by or on behalf of Gildan. In 2023, we also introduced new policies relating to privacy as part of our risk management. Internal audits of privacy policy compliance are conducted periodically as part of the internal audit plan.

•
A product safety sub-committee, created in 2023 under Gildan’s Operational Compliance committee, oversees Gildan’s product safety compliance programs and its product safety policies, and ensures compliance with applicable product safety laws and regulations.

•
Each operating unit, function, or department is also responsible for actively managing and monitoring its respective risks throughout the year.

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Management updates the board annually on our enterprise risk management (ERM) program and reviews quarterly updates on the key risks for each of our principal business units. A review of the main risks facing our business, overall industry trends and developments, and strategic opportunities are also discussed at the board’s annual strategic planning meeting with management.

ESG oversight and focus
Gildan places a high priority on operating responsibly, ethically, and transparently and we have a 20-year track record of implementing, measuring, monitoring, optimizing, and reporting on our ESG priorities and progress. As part of Gildan’s commitment to continuing to enhance our disclosure controls and improve our reporting methodology, we engaged a third party to conduct limited assurance on select environmental and social performance indicators (KPIs).
ESG management is one of the three key pillars of the Gildan Sustainable Growth strategy. Our vertically integrated business model drives our capacity expansion while helping us manage environmental, economic, and social risks to our business. Strong ESG fundamentals are pivotal to our ability to innovate, enabling both business growth and our ability to effectively respond to evolving societal expectations, regulations, and market fundamentals.
Our Next Generation Sustainability strategy1 and future targets announced in 2022 include our commitment to making meaningful advancements by 2030 in five key areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure, by achieving the following targets:
•
Reduce Scope 1 and Scope 2 Greenhouse gas (GHG) emissions by 30% (compared to a 2018 base year)2 and reduce Scope 3 emissions by 13.5% (compared to a 2019 base year) by 2030

•
Reduce water intensity by 20% by 2030 (compared to 2018 base year)

•
Source 100% sustainable cotton by 20253

•
Zero manufacturing waste sent to landfill by 20274

•
Source 30% recycled polyester or alternative fibre and/or yarns by 20275

•
75% recycled and sustainable packaging and trim materials by 20276

•
Achieve gender parity for the collective group of employees representing Director level and above positions by 2027

•
Attain ISO 45001 certification across all Gildan-operated facilities by 2028

•
Gradually increase spending to allocate 1% of pre-tax earnings toward community investment initiatives by 2026

With the acquisition of HanesBrands, we are reviewing the sustainability topics most relevant to our business. This assessment will inform our sustainability strategy and targets moving forward.
ESG factors are integrated into the overall financial and operating performance review and considered in the context of the overall business. The ESG Steering Committee, co-chaired by our President and CEO and our Executive Vice-President, Chief Legal and Administrative Officer, and comprised of executive and senior management, provides leadership and guidance in the development and implementation of our ESG strategy and goals and meets on a quarterly basis. Five working groups are chaired by senior leaders and made up of cross-functional representatives who support ESG strategy development and implementation. Our sustainability team serves as a facilitator and integrator of sustainability across Gildan and is led by our Senior Vice-President, Supply Chain, Sales, Marketing, and Distribution and our Vice-President, Global Social Compliance and Environmental Affairs. Our Senior Vice-President, Head of Investor Relations and Global Communications oversees the reporting and disclosure of ESG-related information. The Governance committee is responsible for overseeing our ESG policies and practices, including those relating to the environment, labour, human rights, health and safety, community engagement and stakeholder relations, and other sustainability topics. The Governance committee receives a comprehensive report on ESG matters at each quarterly meeting that highlights key developments, issues, and risks in these areas.

1
Previously known as the Next Generation ESG strategy.

2
As per Science Based Targets initiative (SBTi), the target boundary includes land-related emissions and removals from bioenergy feedstocks.

3
Sustainable cotton provided through third-party verified programs that support environmental and/or social sustainability improvements and/or outcomes. Sustainable cotton from third-party verified programs includes, for example, verified U.S.-grown cotton (USCTP), Better Cotton (formerly BCI), organic cotton, recycled or regenerative cotton, and fair-trade cotton.

4
Our preferred alternative methods of disposal include reusing/recycling, sending to third-party partners and energy recovery.

5
We use standards such as (but not limited to) the Global Recycle Standard (GRS) and the Recycled Claim Standard (RCS) to provide relevant sustainability certifications in support of our raw material sourcing goals.

6
Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification. Percentage of total sustainable packaging and trims divided by total SKUs (related to apparel available for purchase to customers) is calculated monthly. An average of the monthly percentage is calculated for the purposes of reporting (12-month weighted average).

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ESG reporting
Gildan published its first sustainability report in 2004 and we began reporting our ESG performance according to the Global Reporting Initiative (GRI) standards in 2008. In 2020, we disclosed our data aligned with the Sustainability Accounting Standards Board (SASB) standards. We released our first climate change disclosure in 2021 and our first stand-alone climate change disclosure report in 2022 and in 2023, we began aligning our ESG report with the GRI Universal Standards. We also report in alignment with the relevant United Nations (UN) Sustainable Development Goals (SDGs), where we believe we have the greatest impact. We continually monitor and review changes to ESG standards and disclosure practices and legal requirements and will evolve our reporting accordingly.
You can read more information about our ESG program and accomplishments on our website and in our 2025 MD&A, our 2024 ESG report, and our 2022 climate change disclosure report, which are available on our website (www.gildancorp.com). Additional information regarding the risks, uncertainties and assumptions underlying our ESG targets are described under Caution regarding forward-looking statements in our 2024 ESG report and under About forward-looking statements in this circular (see page 76). Information in our 2024 ESG report, our 2022 climate change disclosure report and on our website does not form part of and is not incorporated by reference in this circular.

ENGAGEMENT AND COMMUNICATIONS
Shareholder engagement
The board recognizes the importance of having constructive dialogue with shareholders and engages directly and regularly with shareholders.

STAKEHOLDER ENGAGEMENT
Gildan proactively engages with a broad range of stakeholders to inform, discuss, listen, and learn, and takes this feedback and integrates it into how we do business. We engage with stakeholder organizations on a wide range of topics including the environment, labour rights, social compliance, governance, among others. Our global stakeholder engagement policy outlines how we manage stakeholder engagement. You can read more about our stakeholder engagement in our 2024 ESG report on our website (www.gildancorp.com). Information in our 2024 ESG report and on our website does not form part of and is not incorporated by reference in this circular.

Our shareholder engagement policy, amended in July 2025, outlines how the board may communicate with shareholders, how shareholders may communicate with the board, and which topics are appropriate for the board to address. From time to time, the Chair of the board meets with institutional shareholders to discuss governance-related matters. The Chair of the board determines which committee chairs or other directors will attend the meetings based on the topics to be discussed. Those directors will prepare a report on the meeting for the Governance committee.
The board encourages shareholders to attend the annual meetings to discuss performance, strategy, corporate governance, and other important matters. The Chair of the board is available at each annual meeting as it provides a valuable opportunity to hear shareholder questions.
Contacting the board
Shareholders can initiate communications and provide feedback to the board at any time. They can contact the board through our Corporate Secretary:
By mail:	By e-mail:
Gildan Board of Directors Gildan Activewear Inc. 600 de Maisonneuve Boulevard West, 33rd floor Montréal, Québec, Canada H3A 3J2	corporate.governance@gildan.com
(Please mark the envelope Confidential)
Shareholders can ask to meet with the Chair of the board, the chair of a board committee or an individual director. The Chair of the board will consider the request in consultation with the chair of the Governance committee and the Corporate Secretary. You can find more information about meeting requests in our shareholder engagement policy on our website (www.gildancorp.com).

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ETHICAL BUSINESS CONDUCT
We expect each director to act honestly and in good faith and in the best interests of Gildan.
We are committed to maintaining the highest ethical standards in all our operations and business practices worldwide. We understand that our conduct with fellow employees, customers, suppliers, and other stakeholders affects the integrity and credibility of Gildan, as well as our success. That is why maintaining strong ethical business relationships and acting responsibly is important to us.
Our core values and guiding principles

We operate responsibly
We understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to operating ethical, safe, and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We take pride not only in the quality of our products but how they are made.

We act like entrepreneurs
As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We believe in our people
We value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors, and partners worldwide.

Our code of ethics reinforces this commitment to proper conduct and serves as a framework for our operations and business practices to help ensure our employees make decisions and actions that are consistent with our core values and guiding principles. It applies to all Gildan directors, officers, and employees. The code of ethics discusses conflicts of interest, integrity and confidentiality of corporate records and information, protection and use of corporate assets, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws, and reporting of unethical or illegal behaviour.
Robust training
Employees participate in our code of conduct training program as well as compliance awareness training. Certain employees in supervisory positions or in non-supervisory positions with job functions that require an especially high standard of compliance must complete an annual certification process and all new employees are asked to read, acknowledge and certify that they will comply with the code when they join Gildan.
For the 2025 process, all required employees completed the annual compliance certification. The Ethics and Compliance program is administered under the Executive Vice-President, Chief Legal and Administrative Officer.
Anyone who suspects a breach can speak to their supervisor, Human Resources, the Legal department, or a member of the Ethics and Fraud Compliance Committee, or they can send an e-mail to EthicsAndCompliance@gildan.com.

Our code of conduct encompasses the principles set forth by the International Labor Organization (ILO), the Fair Labor Association (FLA), and various other organizations. It asserts our position on a wide range of labour and business practices and openly communicates our commitment to employees, partners, and stakeholders to always act responsibly and sustainably.

Our Ethics and Compliance Hotline allows employees and others to report a concern confidentially and anonymously. Reports are treated as confidential, to the fullest extent of the law. All reports are evaluated and addressed promptly and thoroughly. Anyone who reports or suspects a breach can make a report without fear of reprisal or retaliation if they are acting in good faith.
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GOVERNANCE
DIRECTOR COMPENSATION
PHILOSOPHY AND APPROACH
Our director compensation program is designed to attract and retain highly qualified individuals to serve on the board and its committees, align the interests of directors with the long-term interests of our shareholders, and provide appropriate compensation for the risks and responsibilities associated with serving as a member of Gildan’s board. Directors receive a portion of their annual retainer in cash, and the balance as equity in the form of DSUs.
We introduced a flat-fee structure for director compensation in 2022 (see page 39) and directors are reimbursed for travel and out-of-pocket expenses incurred while attending board and committee meetings.
The Governance committee typically reviews director compensation every two years. As the HR committee conducted a request for proposal (RFP) in 2025 for the external consultant role (see page 40), the Governance committee decided to postpone the review of director compensation and any adjustments, and will reassess in 2026 with the assistance of the new compensation consultant.
About DSUs

EQUITY RETAINERS
Paying directors an equity retainer aligns with shareholder interests and helps ensure directors are committed to our long-term success, while helping directors to meet our share ownership requirements (see page 41).

The board determines the equity portion of the annual retainer fee with consideration of the benchmarking data (see below) and with the objective of ensuring alignment with shareholder interests.
DSUs are notional units that track the value of Gildan common shares. DSUs are granted as of the last day of each fiscal quarter. We determine the number of units by dividing the dollar value by the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the last day of each of fiscal quarter. DSUs are paid out in cash after a director retires from the board based on the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the redemption date. Directors must redeem their DSUs by December 31 of the calendar year following the year in which they cease to be a director of the Company.
Prior to each fiscal year, U.S. directors must elect to receive payment of their DSUs in the calendar year they cease to be a director or in the calendar year after which they cease to be a director, or a split payment over the two years in which case the director determines the proportion to be received each year. These elections are irrevocable.
DSUs earn dividend equivalents at the same rate as cash dividends paid on our common shares. Additional DSUs are typically awarded each year in April, June, September, and December, consistent with the board’s dividend policy on declaring quarterly cash dividends on our common shares.
Benchmarking
We benchmark director compensation to stay competitive with the market, and we generally target pay at or near the median of the same compensation comparator group we use to benchmark executive compensation. Benchmarking is part of the Governance committee’s formal review of director compensation, and it retains an external consultant to assist in the review (typically the external consultant to the HR committee).
The HR committee reviews the compensation comparator group to ensure alignment with the selection criteria (see page 50).

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GOVERNANCE
Director fee schedule
The table below shows our director fee schedule for 2025 and the two previous fiscal years. Directors can elect to receive all or a portion of their cash retainer in DSUs to help them build their share ownership. No meeting attendance fees are paid or have been paid in the past three years for meetings of the board and its standing committees. The President and CEO does not receive director compensation as he receives executive compensation as Gildan’s President and CEO (see pages 57 and following).
	2025	2024	2023
Board chair cash retainer	$175,000	$175,000	$175,000
Board chair equity retainer (received as DSUs)	$210,000	$210,000	$210,000
Director cash retainer	$90,000	$90,000	$90,000
Director equity retainer (received as DSUs)	$155,000	$155,000	$155,000
Committee chair retainers
Audit and finance	$30,000	$30,000	$30,000
Compensation and human resources	$30,000	$30,000	$30,000
Corporate governance and social responsibility	$30,000	$30,000	$30,000
Committee member retainers
Audit and finance	$6,000	$6,000	$6,000
Compensation and human resources	$6,000	$6,000	$6,000
Corporate governance and social responsibility	$6,000	$6,000	$6,000
2025 DIRECTOR COMPENSATION
The table below shows the compensation earned by directors in fiscal 2025. Michael Kneeland was entitled to a flat-fee retainer for his role as Chair of the board. Other directors were entitled to an annual board retainer and a committee member retainer, or a committee chair retainer in the case of Ghislain Houle and Mélanie Kau.
Peter Lee, Co-Founder and a Partner of Browning West LP, did not receive any compensation for his services as a director of the Company as Browning West LP has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. Gildan’s board has agreed to waive any director compensation and to exempt Mr. Lee from our director share ownership policy. In taking this decision, the board considered, among other things, Mr. Lee’s indirect interest in the Company through his position and employment with Browning West LP (see page 41).
Glenn J. Chamandy is not included in the table below because he does not receive any director compensation (see information about executive compensation beginning on page 42).
	Retainer fees earned1	Share-based awards2	Total
Michener Chandlee	—	$257,000	$257,000
Anne-Laure Descours3	$51,923	$83,462	$133,385
Ghislain Houle	—	$281,000	$281,000
Mélanie Kau	—	$281,000	$281,000
Deepak Khandelwal4	—	—	—
Michael Kneeland	—	$385,000	$385,000
Peter Lee	—	—	—
Karen Stuckey	$51,000	$206,000	$257,000
J.P. Towner5	$59,407	$90,275	$149,682
Total 2025 director compensation	$102,923	$1,493,462	$1,596,385

1
Represents the portion of annual director compensation earned by the directors in the fiscal year paid in cash.

2
Represents the portion of annual director compensation earned by the directors in the fiscal year paid in DSUs. Some directors have elected to receive all or part of their cash compensation in DSUs (see page 39).

3
Ms. Descours joined the board on March 17, 2025 and the Governance committee on April 30, 2025.

4
Mr. Khandelwal joined the board on February 25, 2026.

5
Mr. Towner ceased to be a director on April 30, 2025.

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GOVERNANCE
OUTSTANDING SHARE-BASED AWARDS
The table below shows the details of the outstanding DSUs held by each independent director at the end of fiscal 2025.
	Number of units that have not vested1	Market or payout value of share-based awards that have not vested2	Market or payout value of vested share-based awards not paid out or distributed
Michener Chandlee	8,491	$539,571.28	—
Anne-Laure Descours3	2,247	$142,766.98	—
Ghislain Houle	9,283	$589,959.43	—
Mélanie Kau	9,262	$588,629.97	—
Deepak Khandelwal4	—	—	—
Michael Kneeland	12,691	$806,486.99	—
Peter Lee5	—	—	—
Karen Stuckey	6,773	$430,444.49	—
J.P. Towner6	—	—	—
Total	48,747	$3,097,859.14	—

1
Includes additional DSUs credited in 2025 as dividend equivalents at the same rate as the quarterly cash dividend paid on our common shares.

2
Calculated by multiplying the number of DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 26, 2025 ($63.55), the last trading day prior to fiscal year-end.

3
Ms. Descours joined the board on March 17, 2025 and the Governance committee on April 30, 2025.

4
Mr. Khandelwal joined the board on February 25, 2026.

5
The board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page below).

6
Mr. Towner ceased to be a director on April 30, 2025.

SHARE OWNERSHIP
We expect directors to own Gildan equity to align with shareholder interests and to ensure directors are focused on our long-term success. Our director share ownership policy requires each director to hold at least six times the cash portion of the annual board retainer in Gildan equity within five years of joining the board. Gildan common shares and/or DSUs that directors receive as their equity retainer count toward meeting the requirement. Directors must maintain the required ownership during their director tenure and are prohibited from purchasing financial instruments designed to hedge, monetize, or offset a decrease in the market value of Gildan’s equity securities.
The table below shows the total holdings of Gildan securities held by each director at the end of fiscal 2025. This includes Gildan shares directors may own beneficially. As discussed on page 40 and in footnote 4 below, the board waived director compensation for Peter Lee and exempted him from our director share ownership policy. Glenn J. Chamandy is not included in the table because he is required to meet our executive share ownership requirements (see page 52).
	Common shares	DSUs	Total shares and DSUs	Total market value of common shares and DSUs1	As a multiple of the 2025 director cash retainer	Meets share ownership requirements
Michener Chandlee	5,015	8,491	13,506	$858,274.53	9.54x	yes
Ghislain Houle	9,625	9,283	18,908	$1,201,628.18	13.35x	yes
Anne-Laure Descours2	—	2,247	2,247	$142,766.98	1.59x	Has until March 2030 to meet the requirements
Mélanie Kau	—	9,262	9,262	$588,629.97	6.54x	yes
Deepak Khandelwal3	—	—	—	—	n/a	Has until February 2031 to meet the requirements
Michael Kneeland	8,774	12,691	21,465	$1,364,074.69	15.16x	yes
Peter Lee4	—	—	—	—	n/a	n/a
Karen Stuckey	—	6,773	6,773	$430,444.49	4.78x	Has until May 2029 to meet the requirements

1
Calculated by multiplying the total number of common shares and DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 26, 2025 ($63.55), the last trading day of fiscal 2025.

2
Ms. Descours joined the board on March 17, 2025 and the Governance committee on April 30, 2025.

3
Mr. Khandelwal joined the board on February 25, 2026.

4
Browning West LP has a policy requiring its employees sitting on a board of a portfolio company to waive any board compensation. As such, the board waived director compensation for Mr. Lee and exempted him from our director share ownership policy (see page 40). Based on publicly available information dated December 31, 2025, Browning West held 4,178,835 Gildan common shares, representing less than 5% (approximately 2.2% of our total issued and outstanding common shares as of that date).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	41

EXECUTIVE COMPENSATION
2025 EXECUTIVE COMPENSATION OVERVIEW
Dear shareholders,
In 2025, beyond its review and monitoring of our executive compensation program, the HR committee actively performed the review and oversight of key human resources matters. This included overseeing the continued execution of the multi-year succession plan, which is intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth strategy. Other activities included monitoring Gildan’s human resources policies and practices and reviewing the Company’s performance on health and safety to ensure it continues to be a top priority. The HR committee also assessed the performance of Gildan’s senior executive officers and made recommendations regarding executive compensation for 2025 and has ongoing oversight of the integration of HanesBrands’ HR programs.
2025 HIGHLIGHTS
Succession planning
Several changes in executive leadership, including a CFO transition, were made in 2025 as part of the Company’s multi-year succession planning process:
•
Rhodri (Rhod) J. Harries, after serving 10 years as Executive Vice-President, Chief Financial and Administrative Officer, ceased to act as Chief Financial Officer effective February 28, 2025 and remained Executive Vice-President, Chief Administrative Officer until August 24, 2025 before transitioning to the role of Executive Vice-President, Advisor to the President and CEO for the remainder of 2025 prior to his retirement from Gildan effective January 1, 2026

•
Luca Barile, previously Chief Financial Officer, Sales, Marketing, and Distribution, succeeded Mr. Harries as Executive Vice-President, Chief Financial Officer effective March 1, 2025

•
Chuck Ward, previously President, Sales, Marketing, and Distribution, was appointed to the newly created role of Executive Vice-President, Chief Operating Officer effective March 1, 2025, and was subsequently appointed to his current role as Executive Vice-President, Chief Commercial Officer effective December 1, 2025

•
Rabih (Rob) Assal joined Gildan on August 25, 2025 and serves as Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary, bringing previous experience as a General Counsel and over 15 years of executive experience in a high-growth, international environment and strong expertise in corporate, commercial, government affairs, and business development

•
Brooke Ferguson joined Gildan on May 20, 2025 and serves as Executive Vice-President, Chief Human Resources Officer, with over 30 years of HR experience at Hudson’s Bay Company leading operations in Canada, the United States, and India

•
Jason DeHaan, Chief Information Officer, was promoted to Executive Vice President, Chief Information Officer effective December 1, 2025.

These changes are a testament to Gildan’s internal bench strength, and the new external executive hires bring additional expertise to the senior leadership team. The HR committee and the board believe these changes reflect the effectiveness of our multi-year succession planning efforts and strongly position Gildan for its next stage of growth and driving long-term value for stakeholders.
Performance and variable compensation
Gildan delivered net sales from continuing operations of $3.619 billion and Adjusted diluted EPS from continuing operations1 of $3.51 in 2025, resulting in a 2025 corporate financial performance factor of 102.6% (taking into account the adjustments made by the HR committee to exclude the positive impact of the HanesBrands acquisition as discussed in the paragraph below), while the achievement of strategic objectives was assessed at 100%. This resulted in a 2025 STIP payout of 102.6% of target for the President and CEO and an average of 102.6% of target for the other named executive officers (see page 51). The 2023 LTIP awards vested in February 2026 with the payout at 170.8% and 172.8% for the relative revenue growth and Relative RONA2 measures respectively (taking into account the adjustments made by the HR committee to exclude the positive impact of the HanesBrands acquisition as discussed in the paragraph below), and at the top end of the range for the relative TSR measure, resulting in a performance factor of 181.2% for the three-year performance period of fiscal 2023 to 2025 (see page 60).
1
This is a non-GAAP financial measure or ratio (see page 75).

2
This is a non-GAAP financial measure or ratio (see page 75).

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EXECUTIVE COMPENSATION
In light of the then pending acquisition of HanesBrands Inc. (now HanesBrands LLC) (HanesBrands), the HR committee reviewed the financial objectives for 2025 under the STIP and LTIP at their fall 2025 meeting. Following the closing of the acquisition on December 1, 2025, the committee determined that it was appropriate to use the standalone Gildan measures and performance to determine the STIP and LTIP payouts, and therefore excluded the impact of the acquisition when assessing performance under the STIP and LTIP with a view to more accurately reflecting the operating performance of the Company for 2025. This adjustment to the measures used to determine payout under the STIP and LTIP resulted in a slightly lower payout to the named executives than had the adjustment not been made.
You can read more about the 2025 compensation decisions beginning on page 44.
Independent advice
The HR committee carried out an RFP process for the engagement of an independent compensation consultant and selected Hugessen Consulting (Hugessen) in October 2025 as its new external advisor. Hugessen had previously assisted the committee and the board on a specific compensation initiative in 2024. You can read more about the role of the external consultant on page 47.
LOOKING AHEAD
Following the closing of the acquisition of HanesBrands, the HR committee reviewed the compensation comparator group for 2026 but did not make any changes as the acquisition was completed in December 2025. The committee decided that it will review the compensation comparator group in 2027 with a view to adjusting based on the new size of the organization.
The HR committee reviewed the performance comparator group for 2026 and, as a result of the acquisition, replaced HanesBrands with Victoria’s Secret & Co. The revised comparator group will be used to assess relative performance for LTIP awards granted in 2026 (see page 60).
The HR committee will continue to review Gildan’s executive compensation program to ensure that the Company attracts, motivates, and retains high-performing executives while aligning with shareholders’ interests.
The following section on executive compensation has been reviewed and approved by the HR committee and the board. We encourage you to take some time to read it, including the components of executive pay and the impact of performance on this year’s compensation decisions. We are confident that Gildan’s compensation program, and policies and practices for mitigating compensation risk, reinforce the strong link between pay and performance and align with shareholders’ interests.
As always, we welcome your feedback on our approach to executive compensation and our related decisions. We work diligently to ensure Gildan’s compensation policies and practices are sound, competitive and appropriate for the Company, and do not encourage excessive risk-taking. We respectfully ask that you vote in favour of this year’s say-on-pay advisory vote.
Sincerely,
Peter Lee (chair)
Ghislain Houle
Mélanie Kau
Karen Stuckey
Compensation and human resources committee
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EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
A sound compensation program drives strong performance and creates sustained shareholder value.
Four principles underpin our executive compensation program:
1. PAY FOR PERFORMANCE	2. ALIGNMENT WITH SHAREHOLDER INTERESTS	3. EFFECTIVE GOVERNANCE	4. STRONG RISK MANAGEMENT POLICIES
Pay for performance
•
We aim to provide a balance between fixed and variable pay to motivate superior performance

•
A significant portion of target pay is at risk but designed with a long-term view to discourage excessive risk-taking

•
Annual incentive awards are subject to the achievement of pre-established corporate and individual performance goals

•
Long-term incentive awards for senior executive officers are equity based, 100% performance based and do not offer minimum guaranteed payouts

Alignment with shareholder interests
•
Compensation is aligned to both corporate and individual performance, with an appropriate balance between short-term and long-term considerations

•
The President and CEO and other senior executives must meet significant share ownership requirements

•
The President and CEO is required to maintain his share ownership for one year after he retires from Gildan

•
ESG goals are part of the strategic individual objectives under the STIP

•
Relative TSR is a performance measure under the LTIP

Effective governance
•
The HR committee of the board is qualified, experienced, and independent and receives independent third-party advice on executive compensation

•
The HR committee reviews Gildan’s compensation policies and practices to make sure our approach to compensation is sound, we are competitive with the market, and we do not encourage excessive risk-taking

•
We hold an annual say-on-pay shareholder advisory vote to receive regular, formal feedback on executive compensation

•
We benchmark our compensation program against a representative and relevant comparator group to make sure our program is appropriate and competitive with the market

•
We stress test and back test to ensure alignment between pay and performance, and to assess plan cost and affordability

•
The board has final approval on all executive compensation matters and has structured discretion to adjust payouts of or otherwise modify STIP and LTIP awards, as necessary, to address unforeseen circumstances

Strong risk management policies
•
Payouts under the STIP are capped at two times target and PSUs are capped at two times the numbers of units held in respect of a grant at the time of vesting, so we do not encourage excessive risk-taking

•
We do not re-price options or grant options at a discount

•
Hedging or monetizing of equity awards is strictly prohibited

•
Our clawback policy applies to incentive compensation and allows us to recoup incentive pay based on financial results that are subsequently restated

•
Perquisites are competitive with the market and are not excessive

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EXECUTIVE COMPENSATION
COMPENSATION GOVERNANCE
The HR committee consists of four independent members and oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers (including the terms and conditions of appointment or termination), talent retention, and succession planning. It is also responsible for the oversight of risks related to compensation and employee health and safety matters at Gildan’s operations worldwide. The chair of the Audit committee (Ghislain Houle) is also a member of the HR committee.
The HR committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of Gildan. As part of this process, it reviews corporate performance and the performance of executive officers against targets and objectives that were established at the end of the previous fiscal year and recommends the short and long-term incentive compensation to the board for its review and approval.
The HR committee works with the President and CEO to set his objectives for the coming year and presents its recommendations to the board for review and approval. It also assesses the President and CEO’s performance and recommends his compensation to the board for review and approval.
The HR committee’s oversight of human resources systems, policies, and the compensation program is designed with a view to ensuring Gildan can attract, motivate, and retain executive talent who demonstrate high standards of integrity, competence, and performance. It oversees risk identification and risk management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of each executive officer’s compensation.
The table below sets out the composition of the HR committee and the knowledge, experience, and background required for the committee to fulfill its mandate. Each member of the HR committee was appointed by the board on May 24, 2024.
Skills and experience
	Human capital management and compensation	Senior leadership	Strategy and risk management	Global growth and operations
Peter Lee (chair)	√	√	√	√
Ghislain Houle	√	√	√	√
Mélanie Kau	√	√	√	√
Karen Stuckey	√	√	√	√
The HR committee follows a rigorous decision-making process for executive compensation:
•
The HR committee makes recommendations to the board about compensation matters such as corporate performance targets and weightings for the incentive plans

•
The HR committee reviews Gildan’s operating results and the individual performance of executive officers and recommends their STIP and LTIP awards

•
The board has final approval on all executive compensation matters. The board has structured discretion to adjust executive pay decisions if the board deems it appropriate and in exceptional circumstances.

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EXECUTIVE COMPENSATION
Managing compensation risk
We manage compensation risk from five perspectives to ensure a comprehensive approach to mitigating risk:
Strong board oversight (page 22)	The HR committee oversees compensation plans for executive-level positions, and monitors compensation-related risks annually
The board has final approval on all executive compensation matters and has structured discretion to adjust payouts of or otherwise modify STIP and LTIP awards, as necessary, to address unforeseen circumstances
Our clawback policy allows us to recoup incentive compensation based on financial results that are subsequently restated
Core philosophy and balanced approach (page 39)	Our compensation policy is anchored at the median of an industry specific peer group
The compensation comparator group consists of companies that are in a similar industry, are comparable in size and complexity, or are in the markets in which we compete for executive talent
Our compensation program provides a balance of fixed and variable pay – variable compensation is at risk and represents a significant portion of the overall compensation package to motivate the achievement of superior performance, without encouraging excessive risk-taking
Performance is measured against pre-determined measures under our incentive plans – absolute performance measures and individual strategic objectives under the STIP and three relative performance measures for PSUs awarded under the LTIP
We use a separate performance comparator group to assess relative performance under the LTIP beginning with the 2025 PSU awards
The majority of variable compensation is delivered through long-term incentives to discourage the executive team from achieving short-term unsustainable performance at the expense of future sustained performance
LTIP awards for the senior executives are allocated 100% to PSUs to further motivate senior management to deliver superior performance as the value is not guaranteed
LTIP awards settled in Gildan common shares cannot be sold if an executive has not met their share ownership requirements (except as required to cover the tax liability associated with the vesting of RSUs) and our executive share ownership policy requires the President and CEO to maintain his minimum share ownership requirement for one year after he retires from the Company
Severance and change of control arrangements provide for “double trigger” acceleration, which is aligned with North American market practice
Sound plan design (page 53)
Payout ranges under both the STIP and LTIP have no minimum payout guarantees, and both have sufficient downside to penalize for poor performance, while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking

Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability
Annual LTIP awards are subject to three-year vesting schedules, creating overlapping performance cycles that provide a hedge against excessive risk-taking, while also encouraging retention
Our anti-hedging policy mitigates the downside risk associated with share-based awards
Absolute and relative performance measures underpin incentive plans (page 53)	A rigorous process is undertaken when setting performance targets and ranges, and considers Gildan’s strategic plan and internal budgets with back testing analyses conducted accordingly
The STIP and LTIP incorporate components that provide a balanced mix of top and bottom-line performance measures
Individual strategic objectives under the STIP also provide line-of-sight to participants on their performance objectives
Strong operational oversight (page 44)
Compensation schemes and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks, to ensure it is working as originally envisioned and make changes as necessary

Actual compensation paid is assessed every year by the HR committee with clear oversight rules and consideration is given to evaluating payout outcomes in relation to risk taken, overall business performance, and individual performance
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EXECUTIVE COMPENSATION
In 2025, the HR committee reviewed the compensation policies and practices in the following areas: board oversight, compensation philosophy and approach, plan design, performance measures, and operational oversight. The committee did not identify any material risks that are likely to have a material adverse effect on Gildan. The compensation risk assessment was conducted by Willis Towers Watson (WTW), who was the HR committee’s independent compensation consultant until September 2025, using its risk assessment matrix. Hugessen, the committee’s new compensation consultant as of October 2025 (see below), completed a new compensation risk assessment in early 2026.
You can read more about our governance practices beginning on page 22 and the HR committee on page 26.
Key compensation risk policies
Clawbacks
Gildan’s clawback policy provides for mandatory clawback of incentive-based compensation from executive officers who received the compensation based on financial results that are subsequently restated.
The policy was last reviewed in 2023 and updated to comply with the NYSE listing standards on clawback of incentive-based compensation adopted pursuant to Rule 10D-1 of the U.S. Securities Exchange Act of 1934. The policy was approved on November 1, 2023, and applies to incentive-based compensation received on or after October 2, 2023.
Under the policy, Gildan must require any executive officer and other persons holding specific functions under the NYSE listing standards (current or former) to repay to the Company or forfeit any erroneously received incentive-based compensation, awarded or paid. This means the compensation based on, or originating from, a financial reporting measure that exceeds the amount of incentive-based compensation that would otherwise have been received had it been determined based on the restatement, calculated without regard to any taxes paid. The clawback period covers the three completed fiscal years immediately preceding the date the Company is required to, or instructed to, prepare a restatement, and requires recovery without regard to misconduct or fraud.
In addition to the above recovery requirements and to the extent not already recovered, in the event that Gildan is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the non-compliance results from fraud, error, or misconduct, the board has the discretion to require each executive officer, who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date of the notification to Gildan requiring the restatement of financial results, to repay and/or forfeit the amount that their incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results.
The board can cancel awards, withhold payments, or take other actions as appropriate to recoup amounts from the named executives and other executive officers, unless the HR committee determines that it would be impracticable to recover the amounts, determined in line with the requirements of the NYSE listing standards.
Anti-hedging
Under our insider trading policy, executive officers, directors, and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to monetize, hedge, or offset a decrease in the market value of equity securities granted to the executive officer, director, or other insider, as compensation or held directly or indirectly by the executive officer, director, or other insider.
Independent advice
The HR committee retains an external consultant to receive independent third-party advice on executive compensation.
In 2025, the HR committee completed an RFP process which resulted in the selection of Hugessen as its new independent consultant in October 2025. As disclosed in our 2025 management information circular, in 2024, the HR committee had previously retained the services of Hugessen to assist the HR committee and the board in connection with the Aspirational incentive plan, a specific compensation initiative implemented in 2024 (see page 61).
WTW had previously served as the independent compensation consultant since 2018, assisting the HR committee in benchmarking and determining compensation for the named executives and directors, as well as ensuring that the program components support Gildan’s performance and strategic goals.
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EXECUTIVE COMPENSATION
The table below shows the fees paid to WTW and Hugessen for services provided in the last two fiscal years. All major services are pre-approved by the chair of the HR committee. The independent advisors do not provide any other services to Gildan, do not provide any services to our directors or members or management, and do not work with any of our affiliates or subsidiaries.
	2025	2024
Executive compensation-related fees (WTW) For benchmarking and analysis of executive compensation, reviewing the compensation comparator group, benchmarking of metrics, and conducting a compensation risk assessment in fiscal 2025	$168,094	$315,744
Executive compensation-related fees (Hugessen) For benchmarking and analysis of executive compensation, reviewing the compensation comparator group, benchmarking of metrics, and providing support with say-on-pay analysis	$132,078	$177,753
All other fees (WTW) For completing the benchmarking of total direct compensation for certain vice-president level positions across the organization in fiscal 2025, purchases of certain standard surveys for our employment markets and due diligence work related to Hanesbrands acquisition	$88,839	$17,470
Total	$389,011	$510,967
The committee is confident that the advice it receives from each of the individual executive compensation consultants at Hugessen Consulting (and WTW previously) is objective and not influenced by the relationship with Gildan.
While the HR committee may receive external information and advice, all of the recommendations it makes to the board regarding decisions relating to executive compensation are the recommendations of the HR committee, and may reflect factors and considerations other than the information and recommendations provided by its external consultant.
The HR committee and Hugessen have also established the following policies and procedures as part of good governance:
•
The individual consultant does not receive incentive or other compensation based on the fees charged to Gildan for other services provided by Hugessen

•
The individual consultant is not responsible for selling other Hugessen services to Gildan

•
Hugessen’s professional standards prohibit the individual consultant from considering any other relationships they may have with Gildan in rendering his or her advice and recommendations

•
The HR committee has the sole authority to retain and terminate the relationship with the external compensation consultant

•
The individual consultant has direct access to the HR committee without any intervention by management

•
The HR committee evaluates the quality and objectivity of the services provided by the external compensation consultant every year and decides whether to continue to retain the external compensation consultant

•
The HR committee has adopted protocols governing if and when the external compensation consultant’s advice and recommendations can be shared with management.

Hugessen adheres to similar standards of independence through its code of ethics and policies and has confirmed its independence to the committee.
The HR committee reviews the independence of the external compensation consultant every two years. The HR committee must pre-approve any management requests for services by the committee’s external consultant.
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EXECUTIVE COMPENSATION
2025 Named executives (as at December 28, 2025)

Glenn J. Chamandy
President and Chief Executive Officer (President and CEO) (since May 1, 1984, except between December 10, 2023 and May 23, 2024)
Glenn J. Chamandy is the Co-Founder and President and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and building Gildan’s low-cost, vertically integrated manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh and led the strategic acquisition of HanesBrands in 2025. He has served as the CEO of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Luca Barile
Executive Vice-President, Chief Financial Officer (CFO) (as of March 1, 2025)
Chief Financial Officer, Sales, Marketing, and Distribution (until February 28, 2025)
Luca Barile succeeded Rhodri Harries as EVP, Chief Financial Officer, effective March 1, 2025. Mr. Barile previously served as CFO, Sales, Marketing, and Distribution, a position he held since 2023. He joined Gildan’s Finance team in 2012 and has held various leadership positions, including roles in Financial Planning and Analysis, and in Financial Operations. In 2021, Mr. Barile was appointed to the position of Vice-President of Internal Audit and Enterprise Risk Management. Mr. Barile obtained his Chartered Professional Accountant (CPA) designation during his external audit and advisory tenure at Deloitte.

Chuck J. Ward
Executive Vice-President, Chief Commercial Officer (CCO) (as of December 1, 2025)
Executive Vice-President, Chief Operating Officer (COO) (March 1, 2025 to November 30, 2025)
President, Sales, Marketing, and Distribution (until February 28, 2025)
Prior to his appointment as Executive Vice-President, Chief Commercial Officer, Chuck J. Ward was Executive Vice-President, Chief Operating Officer from March 1, 2025 to November 30, 2025. Mr. Ward was previously President, Sales, Marketing and Distribution, with global responsibility for sales and sales strategy, marketing, planning, and distribution since 2021. Mr. Ward initially joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as Executive Vice-President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice-President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed Senior Vice-President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution, and planning for the North American market.

Benito A. Masi
President, Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. As President, Manufacturing, Mr. Masi is responsible for the strategic and operational performance of Gildan’s worldwide manufacturing facilities and supply chain. He joined Gildan in 1986 and has since held various positions within the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi’s title was subsequently changed to President, Manufacturing in 2018.

Rabih (Rob) Assal
Executive Vice-President, Chief Legal and Administrative Officer (CLAO) (as of August 25, 2025) and Corporate Secretary (as of January 5, 2026)
Rabih (Rob) Assal joined Gildan in 2025 as Executive Vice-President, Chief Legal and Administrative Officer. Joining from Magna International, where he served as Vice-President and General Counsel for the Cosma International Group, Mr. Assal brings over 15 years of executive experience in a high-growth, international environment, with strong expertise in corporate, commercial, government affairs, and business development. Prior to his tenure at Magna International, Mr. Assal held various legal roles, including at one of Canada’s leading law firms.

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer (CFAO) (until February 28, 2025)
Executive Vice-President, Chief Administrative Officer (CAO) (March 1, 2025 to August 24, 2025)
Executive Vice-President, Advisor to the President and CEO (August 25, 2025 to December 31, 2025) (since retired)
Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer and served in this role until February 28, 2025 when he transitioned to Executive Vice-President, Chief Administrative Officer. From August 25, 2025 until his retirement on January 1, 2026, Mr. Harries served as the Executive Vice-President, Advisor to the President and CEO. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan from 2014 and previously held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice-President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007.

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EXECUTIVE COMPENSATION
PHILOSOPHY AND APPROACH
Our executive compensation program, which comprises base salary, short and long-term variable compensation, and benefits, is designed to:
•
attract, motivate, and retain high performing executives with experience in a global business environment

•
encourage and reward superior performance

•
align executives’ interests with those of our shareholders.

The program has three core aspects to focus on achieving immediate business goals while ensuring a foundation for long-term success:
MARKET-DRIVEN APPROACH TO TOTAL COMPENSATION	PAY-FOR-PERFORMANCE AND ALIGNMENT WITH SHAREHOLDER INTERESTS	APPROPRIATE INCENTIVE COMPENSATION
Provides the opportunity for total compensation that is competitive with the market, specifically similar positions and roles at North American companies in our compensation comparator group
Ensures that a significant proportion of executive compensation is at risk and linked to performance through our incentive plans. We also require that executives meet or exceed our share ownership requirements
Provides executives with an annual cash incentive and long-term equity-based incentive compensation to drive the execution of strong short-term and long-term results
Benchmarking
We benchmark our compensation program and pay levels to validate our program design and ensure we remain competitive with the market and companies we compete with for executive talent.
Our compensation policy is anchored at the median of a comparator group specific to our industry. Current compensation levels are generally in line with this policy and are re-adjusted whenever necessary. Individual compensation may be positioned above or below the market median based on performance, tenure, and retention considerations, among other things. The HR committee may also consider additional benchmarks and trend reports, as deemed relevant, as part of their analysis and decision-making.
About the compensation comparator (peer) group
We compare our compensation program, including amount and mix, against a peer group of publicly traded companies that are similar to Gildan in terms of size, business complexity, geographic scope, and other factors, including the fact that nearly 97% of Gildan’s business is derived outside of Canada. Companies are selected based on three types of criteria:
Location and listing	+	Financial metrics and size	+	Industry sector
Headquartered in North America and listed on a Canadian or U.S. stock exchange		Have revenue, market capitalization, enterprise value, and net income generally in a range of 50% to 200% of Gildan
Operate in the Apparel, Accessories & Luxury Goods sector (GICS sub-industry classification) or are companies from other classifications, such as consumer products, that have customers and business models similar to Gildan

The 2025 compensation comparator group consists of 17 companies that collectively reflect the global character of Gildan’s operations and the markets where we compete for executive talent. The comparator group is reviewed periodically and remains unchanged from 2024.
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EXECUTIVE COMPENSATION
2025 compensation comparator group
Capri Holdings Limited Carter’s Inc. Columbia Sportswear Co. Deckers Outdoor Corporation Edgewell Personal Care Company HanesBrands Inc.2	Kontoor Brands Inc. Levi Strauss & Co. Mattel, Inc. PVH Corp. Ralph Lauren Corp. Skechers USA, Inc.1	Spectrum Brands Holdings, Inc. Tapestry, Inc. Under Armour, Inc. V.F. Corporation Wolverine World Wide Inc.

1
Sketchers USA, Inc. ceased to be a publicly traded company when it was acquired in a privatization deal by 3G Capital. The acquisition was completed on September 12, 2025.

2
HanesBrands Inc. (now HanesBrands LLC) ceased to be a publicly traded company when it was acquired in a privatization deal and became a subsidiary of Gildan. The acquisition was completed on December 1, 2025.

As discussed on page 43, no changes were made to the compensation comparator group for 2026 as the acquisition of HanesBrands closed in December 2025.
As disclosed in our 2025 management information circular, we established a new performance comparator group to assess relative performance under the LTIP beginning with awards granted in 2025 (see page 60).
Compensation mix
Executive compensation is made up of fixed and variable pay, and a substantial majority of senior executive compensation is at risk in the form of PSUs. Striking an appropriate balance of short- and long-term incentive pay aligns with shareholder interests and focuses the executive team on achieving immediate business goals, while also ensuring a strong foundation for long-term success. The incentive structure is designed for executives to earn more if Gildan performs well and less if it does not.
The graphs below show the target compensation mix for the President and CEO and the average for other named executives. In fiscal 2025, variable pay accounted for 89% of the President and CEO’s total compensation compared to an average of 73% for the other named executives.
President and CEO (Glenn J. Chamandy)	Other named executives

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EXECUTIVE COMPENSATION
Executive share ownership
We require our executives to own Gildan equity to align their interests with those of our shareholders.
Under our executive share ownership policy, executives have five years to meet their share ownership requirements and must maintain compliance while employed with Gildan. They cannot sell any common shares acquired under the LTIP until they have met their share ownership requirement, except as required to cover the tax liability associated with the vesting of RSUs. The President and CEO is required to maintain his minimum share ownership requirement for one year after he retires from Gildan.
The table below shows our share ownership requirements for our named executives:
Multiple of base salary
President and CEO	6x
CFO, Executive Vice-Presidents, and Divisional Presidents	3x
Executives can include common shares they own (directly, indirectly, or through contributions under the employee share purchase plan) and unvested RSUs toward meeting share ownership requirements, regardless of whether the unvested RSUs are time based or performance based. Performance-based RSUs (PSUs) are measured at target (100%) for purposes of the share ownership requirements. The inclusion of unvested PSUs towards meeting our share ownership requirements is warranted as Gildan has implemented a shareholder friendly annual LTIP mix which is tilted, in the case of Senior executive officers, entirely towards performance-based compensation (PSUs) over time-based compensation (RSUs). Without the inclusion of PSUs, Gildan’s executives would not likely be in a position to meet share ownership requirements with net shares within a reasonable timeframe unless they had accumulated, and continued to hold, substantial holdings of Gildan common shares in prior fiscal years, which may not be applicable for executives who were recently promoted or hired. Such a requirement would severely limit Gildan’s ability to attract and retain executive talent.
The table below sets out the total Gildan securities held by each named executive and whether they met the share ownership guidelines at the end of fiscal 2025, as well as their total share ownership excluding PSUs. We value share ownership on the last trading day of each fiscal year and use the base salary in effect as of that date to assess compliance. As disclosed in our 2025 management information circular, units awarded under the special Aspirational incentive plan (see page 61) do not count toward the share ownership requirements. Any net shares remitted (and retained) following the vesting of the special award would, however, be eligible to be counted under the policy.
Mr. Harries had met his share ownership requirements as at the end of the 2025 fiscal year but is not included in the table below as he retired from Gildan on January 1, 2026.
	Glenn J. Chamandy	Luca Barile1	Chuck J. Ward	Benito A. Masi	Rabih (Rob) Assal1
Common shares	969,578	1,709	120,595	351,522	—
Market value of common shares	$61,887,353	$109,084	$7,697,478	$22,437,385	—
Unvested RSUs (time-based)	21,990	7,375	1,332	6,086	10,811
Market value of unvested RSUs (time-based)	$1,403,603	$470,740	$85,020	$388,464	$690,057
Unvested RSUs (performance-based or PSUs)2	639,128	14,780	157,720	118,160	—
Market value of unvested RSUs (performance-based or PSUs)	$40,795,006	$943,395	$10,067,136	$7,542,054	—
Total common shares and RSUs	1,630,696	23,864	279,647	475,768	10,811
Total market value of common shares and RSUs	$104,085,963	$1,523,219	$17,849,634	$30,367,903	$690,057
Total ownership (as a multiple of base salary)3	83.27	2.18	21.00	42.93	1.06
Ownership requirement (as a multiple of base salary)	6x	3x	3x	3x	3x
Ownership requirement	$7,500,000	$2,100,000	$2,550,000	$2,122,320	$1,950,000
Meets Gildan’s share ownership guidelines	Yes	No	Yes	Yes	No
Total market value of common shares and RSUs, excluding PSUs	$63,290,957	$579,824	$7,782,499	$22,825,850	$690,057
As a multiple of base salary	50.63	0.83	9.16	32.27	1.06

1
Mr. Barile and Mr. Assal were appointed to their current positions in 2025 and remain within the five-year period to achieve their respective share ownership requirements.

2
Excluding unvested PSUs awarded under the AIP (see page 66).

3
Calculated by multiplying the total number of common shares and unvested RSUs held at fiscal year-end, multiplied by C$87.28, the higher of either the weighted average closing prices of Gildan common shares on the TSX for the five trading days preceding the date of the calculation or the three-year average market price of our common shares on the TSX, converted to US dollars using the Bank of Canada closing rate of 1.3674 as at December 24, 2025, the last trading day on the TSX for fiscal 2025. Amounts include unvested Treasury RSUs, Non-treasury RSUs, and PSUs (excluding PSUs awarded under the AIP) calculated at target (100%).

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EXECUTIVE COMPENSATION
PROGRAM COMPONENTS
Our executive compensation program consists of fixed and variable pay and benefits. Variable pay includes an annual cash incentive and a long-term equity-based incentive. All elements are designed to work in concert to maximize corporate and individual performance.
	Component	Key features	Form	Objectives	Criteria	Risk-mitigating elements
Fixed	Base salary (see page 54)	Fixed pay One-year performance period	Cash	Attract and retain top talent Recognize the level of responsibility, individual experience, and contribution to Company performance	Individual contribution and performance External benchmarking against a compensation comparator group	Use of external consultant and compensation comparator group analysis
Variable	Short-term incentive (see page 55)	Annual award for achievement of performance-based objectives One-year performance period	Cash	Motivate executives to attain and exceed Gildan’s annual goals and financial targets	Corporate performance assessed using two equally weighted financial measures (Revenue and Adjusted diluted EPS2) Achievement of individual strategic objectives, including specific ESG goals	Award capped at two-times target Use of external consultant and peer group analysis Subject to the clawback policy2
	Long-term incentive (see page 57)	Annual grants cliff vest at the end of three-year vesting period PSUs vest upon meeting performance criteria	PSUs	Motivate executives to create value that exceeds targets Foster retention Align management and shareholder interests	Vesting based on relative performance: • Relative revenue • Relative return on net assets1 • Relative TSR	PSUs have multiple measures, payout value tied to Gildan share price at end of vesting period Use of external consultant and peer group analysis Subject to the clawback policy3
			Non-treasury RSUs	Foster retention Align management and shareholder interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Subject to the clawback policy2
Benefits	Retirement benefits (see page 71)	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the U.S.) Supplemental executive retirement plan (SERP)	Cash payments following retirement	Provide for retirement Support retention by ensuring competitiveness	Contribution levels based on market data	All plans are defined-contribution based
	Employee share purchase plan (see page 71)	Opportunity to purchase Gildan shares by payroll deduction Participation is voluntary	Common shares acquired at 90% of the market price	Increase employee ownership in the Company	Contributions of up to 10% of annual base salary (capped at $25,000 for U.S.-based participants) Shares are purchased monthly from treasury by a custodian	Ownership accumulates over time and shares must be held for a minimum of two years
	Executive benefits and perquisites	Healthcare, disability, and life insurance benefits Annual perquisite allowance	Group or individual coverage Annual allowance	Provide proper protection Support retention by ensuring competitiveness	Coverage and total value of perquisites based on market data, competitive with equivalent positions in comparable North American organizations	Perquisite value limited by annual allowance (any unused balance at the end of the year is paid out in cash)

1
Starting in fiscal 2025, the President and CEO and the other senior executive officers no longer participate in the short-term incentive deferral program (see page 57).

2
This is a non-GAAP financial measure or ratio (see page 75).

3
Amount of variable compensation subject to the clawback policy is contingent on whether the compensation was calculated based on financial measures or not, and the nature of the restatement.

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EXECUTIVE COMPENSATION
Special long-term incentive awards

Treasury RSUs, options, and SARs are generally used for one-time awards to attract talented candidates or for retention purposes. There were no options or SARs outstanding as at December 28, 2025. See page 61 to read about the AIP established in 2024 and the awards made under such plan.

2025 EXECUTIVE COMPENSATION
Base salary
Base salaries recognize the level of responsibility, experience, and contribution an individual brings to Gildan’s performance. We generally target the median of the compensation comparator group to attract and retain our executive talent. Individual salary recommendations are based on a competitive assessment, economic outlook, performance, and retention.
The HR committee regularly reviews individual executive salaries and makes adjustments to reflect individual performance, competencies, responsibilities, leadership, and experience and to stay competitive with the market. It also considers the executive’s value to the Company and retention risk.
The HR committee reviews salaries of the named executives annually in accordance with Gildan’s policies, working with its independent consultant to compare salaries to similar positions at companies in the compensation comparator group. Salaries of the named executives were adjusted as of February 18, 2025 as part of the Company-wide annual salary review process. The table below shows the base salaries for each named executive for fiscal 2025 compared to fiscal 2024:
	2025 (as of February 18, 2025)	2024 (as of February 20, 2024)	% change
Glenn J. Chamandy	$1,250,000	$1,250,0001	—
Luca Barile	$525,0002	$208,8256	151.41%
Chuck J. Ward	$850,0003	$725,000	17.24%
Benito A. Masi	$707,440	$685,172	3.25%
Rabih (Rob) Assal	$650,0004	—	—
Rhodri J. Harries	$915,7805	$886,954	3.25%

1
Mr. Chamandy’s salary took effect as of May 24, 2024, the date he was reinstated as President and CEO.

2
Mr. Barile’s salary as EVP, CFO took effect as of March 1, 2025 and was subsequently increased to $700,000 on December 1, 2025.

3
Mr. Ward’s salary as EVP, COO took effect as of March 1, 2025. His salary remained unchanged following his appointment as EVP, CCO on December 1, 2025.

4
Mr. Assal’s salary as EVP, CLAO took effect as of August 25, 2025.

5
Mr. Harries’ salary as EVP, CFAO took effect as of February 18, 2025. He assumed a new title on March 1, 2025 and on August 25, 2025 (see page 54).

6
Mr. Barile’s salary increase for 2024 as CFO, Sales, Marketing, and Distribution took effect as of March 1, 2024, at C$283,250, converted to US dollars using the Bank of Canada closing rate of 1.3564 on March 1, 2024.

As disclosed in our 2025 management information circular, following the HR committee’s review of Gildan’s market positioning relative to the compensation comparator group for each element of compensation, the HR committee made the following decisions for fiscal 2025:
•
for Mr. Chamandy, not to increase his base salary, electing instead to roll his short-term incentive deferral target into his LTIP target, which has also been adjusted slightly (see page 54). The result is that Mr. Chamandy’s overall target compensation increased by 1.27% for fiscal 2025

•
for Mr. Barile, to set his base salary at $525,000 as part of his promotion to Executive Vice-President, Chief Financial Officer, which was subsequently increased to $700,000 on December 1, 2025

•
for Mr. Ward, to increase his base salary to $850,000 as part of his promotion to Executive Vice-President, Chief Operating Officer

•
for Mr. Harries and Mr. Masi, to increase their respective base salary by 3.25%.

Mr. Assal’s annual base salary was set when we entered into an employment agreement and change of control agreement with him upon his hire as EVP, CLAO in August 2025.
For fiscal 2026, using the same compensation benchmark information as for 2025, the HR committee made the following decisions:
•
for Mr. Chamandy, to increase his base salary by 3%

•
for Mr. Masi, to increase his base salary by 3%

•
for Mr. Ward, to increase his base salary by 3%

•
for Mr. Assal, to increase his base salary by 3%.

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EXECUTIVE COMPENSATION
Mr. Barile’s increase in base salary to $700,000 on December 1, 2025, as described above, was to recognize his progression in his position as EVP and CFO and remains in effect for 2026.
The table below shows the base salaries the HR committee approved on February 25, 2026 for each named executive for fiscal 2026, compared to fiscal 2025. These salaries went into effect on February 25, 2026, except for Mr. Barile, whose salary went into effect on December 1, 2025. Mr. Harries is not included in the table below as he retired from Gildan on January 1, 2026.
	2026	20251	% change
Glenn J. Chamandy	$1,287,500	$1,250,000	3.00%
Luca Barile	$700,000	$525,0002	33.33%
Chuck J. Ward	$875,500	$850,000	3.00%
Benito A. Masi	$728,663	$707,440	3.00%
Rabih (Rob) Assal	$669,500	$650,000	3.00%

1
See the footnotes above for the effective dates of the 2025 base salaries for Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal.

2
Mr. Barile’s salary as EVP, CFO took effect as of March 1, 2025 and was subsequently increased to $700,000 on December 1, 2025.

The achievement of ESG goals has been part of the strategic objectives for the senior executives since 2022 (see page 57).
Short-term incentive
Our STIP, also known as SCORES, is an annual cash incentive based on the weighted and collective achievements of performance-based corporate financial objectives and individual strategic objectives set for the year.
The STIP is designed to enhance the link between pay and performance, align the financial interests and motivations of our executives with Gildan’s annual financial performance and returns, and motivate our people to work toward common annual performance objectives. As such, it is designed to provide an annual cash bonus that is greater than the median of the compensation comparator group when superior performance is achieved and returns that exceed our target objectives, and conversely, to provide an annual cash bonus below the median if target objectives are not met.
Target awards vary by level and are established as a percentage of base salary. Payout ranges are based on the role of the executive. The corporate financial objectives have an 80% weighting for each of the named executives, with the remaining 20% being based on the achievement of individual strategic objectives.
	Target payout (as a % of salary)	Payout range (as a % of salary – up to 2x target)
Glenn J. Chamandy	150%	0 – 300%
Luca Barile1	68%	0 – 136%
Chuck J. Ward	75%	0 – 150%
Benito A. Masi	75%	0 – 150%
Rabih (Rob) Assal	75%	0 – 150%
Rhodri J. Harries	75%	0 – 150%

1
Mr. Barile’s target represents a weighted average as his target was adjusted from 35% to 70% as of March 1, 2025, and to 75% as of December 1, 2025.

Performance measures, targets, and payout levels for the STIP are reviewed and approved annually by the board on the recommendation of the HR committee. The financial measures and targets are based on the annual budget and are reviewed and approved by the Audit committee typically during the first quarter. The assessment and payouts are approved in February of the following year after we release the year-end results.
Threshold performance must be achieved to receive a minimum payout on a measure, and payouts are capped for maximum performance. The threshold and maximum values are a negative or positive variance of 1.75% compared to target for Revenue (as measured against the Company’s budgeted revenue) and a negative or positive variance of 2.5% for Adjusted diluted EPS1 (as measured against the Company’s budgeted Adjusted diluted EPS1), as shown in the table below. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance.
	Weighting	Threshold	Target	Maximum
Revenue	50%	Target – 1.75%	Target	Target + 1.75%
Adjusted diluted EPS1	50%	Target – 2.5%	Target	Target + 2.5%
Payout level		40%	100%	200%

1
This is a non-GAAP financial measure or ratio (see page 75).

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EXECUTIVE COMPENSATION
2025 Short-term incentive
1
This is a non-GAAP financial measure or ratio (see page 75).

2
When the corporate financial performance exceeds target (100%) under the STIP, it serves as a multiplying factor providing for a potential maximum payout.

3
The base salary for Mr. Barile consists of his actual base salary earned in his current and prior roles in fiscal 2025. His target award reflects a weighted average as discussed on the previous page. The weightings for corporate financial performance and strategic performance were 65% and 35% respectively in his prior role in fiscal 2025 as Chief Financial Officer, Sales, Marketing, and Distribution which he held until his appointment as Executive Vice-President, CFO on March 1, 2025.

4
The base salary for Mr. Ward consists of his actual base salary earned in his current and prior roles in fiscal 2025.

5
The base salary for Mr. Assal is the actual 2025 base salary earned as of August 25, 2025, the date he joined Gildan.

6
The base salary for Mr. Harries consists of the actual base salary earned in his three roles in fiscal 2025. Mr. Harries retired from Gildan on January 1, 2026.

2025 STIP performance assessment
2025 Corporate financial performance (80%)
The table below sets out the corporate performance assessment for fiscal 2025 to determine the STIP awards for our named executives.
Corporate performance is assessed using two equally weighted financial measures. The measures, targets, and payout levels are based on the annual budget and approved by the board. The assessment and payouts are approved in February of the following year when the year-end results are approved. The payout scale runs in a linear progression and is capped at 200% of target. Financial targets are not disclosed because it would negatively affect our competitive position in the market and put us at a significant disadvantage.
As discussed on page 42, following the closing of the acquisition of HanesBrands on December 1, 2025, the committee determined that it was appropriate to use the standalone Gildan measures and performance to determine the STIP payout, and therefore excluded the impact of the acquisition when assessing Total revenue and Adjusted diluted EPS under the STIP, which resulted in a slightly lower payout to NEOs than had the adjustment not been made. The combination of both measures resulted in a corporate financial performance factor of 102.6%.
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EXECUTIVE COMPENSATION
2025 Strategic performance (20%)
The HR committee assesses performance against a number of strategic objectives to determine the individual component, which has an overall weighting of 20% for the President and CEO and other senior executive officers.
Strategic objectives are established annually and include ESG goals to highlight the increased importance of achieving our ESG strategy. These ESG goals represent 25% of the strategic performance assessment and are a combination of environmentally focused objectives working toward achieving increased sustainability in our manufacturing operations, and an objective tied to human capital management.
The objectives can be either quantitative or qualitative in nature, and are categorized as follows:
•
Sales, marketing, and distribution objectives, including supply chain optimization

•
Manufacturing-driven optimization objectives, including the development of our Bangladesh footprint

•
Focus on risk management and stakeholder considerations

•
Drive the organization’s capabilities and development

•
ESG objectives.

Based on achievement levels, the 2025 strategic performance was assessed at 100% for Mr. Chamandy, and 100% for each of Mr. Barile, Mr. Ward, Mr. Masi, Mr. Assal, and Mr. Harries.
Short-term incentive deferral
NEW IN 2025
As disclosed in our 2025 management information circular, for the 2025 STIP payout payable in 2026, the President and CEO and senior executive officers can no longer participate in the STIDP.
The short-term incentive deferral program (STIDP) allows executives other than the President and CEO and senior executive officers (see box to the right) and key employees to defer a portion of their annual bonus and receive the equivalent of up to 25% of their target STIP payout and a corresponding Company match as a deferral award in the form of Non-treasury RSUs granted under the LTIP. Participants must make their elections prior to the start of the fiscal year and deferral awards vest after two years and nine months.
If a participant leaves Gildan for any reason during the vesting period, the deferral amount will be paid to the participant as of the termination date. The payout level of the Company match portion of the deferral award is based on the reason for the termination of employment (see page 72).
Long-term incentive
ABOUT THE PLAN DESIGN
Three performance measures – Relative revenue growth, Relative RONA, and Relative TSR — are used to assess performance for PSU awards under the LTIP.
Starting with the 2025 LTIP awards, a new performance comparator group is being used to assess relative performance when the awards vest (see page 60).
The LTIP is the equity-based component of the executive compensation program. It encourages executives and key employees of Gildan and its subsidiaries to work toward and participate in the growth and development of Gildan.
The LTIP is designed to:
•
recognize and reward the impact of longer-term strategic actions by executives and key employees

•
align the interests of executives and key employees with Gildan shareholders

•
focus executives and key employees on developing and successfully implementing the strategy for continued growth
•
help retain executives and key employees
•
attract talented individuals to Gildan.

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EXECUTIVE COMPENSATION
Annual LTIP
We can grant different types of equity incentive awards under the LTIP, namely RSUs and options to senior executives and other key employees.
RSUs, which vest on the basis of performance and time, are referred to as PSUs. PSUs, as part of the annual grants, cliff vest at the end of a three-year period and can vest at up to two times the actual number of PSUs held at the vesting date if exceptional performance against pre-determined targets is achieved for the period. Conversely, if actual performance is less than the pre-determined threshold, the PSUs will expire with no value. This feature aligns with Gildan’s compensation policy which provides the potential for higher total compensation when we achieve superior corporate performance, and does not reward performance that is below threshold.
Linear progression is used to determine the payout between threshold and target performance, and between target and maximum performance. Annual LTIP awards consist entirely of Non-treasury RSUs. You can find more information about the LTIP in Appendix C.
SARs
The share appreciation rights plan allows for the grant of non-dilutive SARs to executive officers and other eligible participants. SARs only have value if there is an appreciation in the price of the common shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in common shares purchased on the open market. To date, the SARs plan has only been used once in 2020, and there are no outstanding SARs as at the end of fiscal 2025. You can find more information about the SARs plan in Appendix D.
Determination of grants
All grants of Treasury RSUs, Non-treasury RSUs, PSUs, SARs, and options (if any) are approved by the board, based on the recommendation of the HR committee after considering the recommendations of the President and CEO for the other executive officers. Any awards granted to the President and CEO are determined solely by the HR committee and approved independently by the board without input from the President and CEO.
Target awards for the annual grants are based on the expected impact of the executive’s role on Gildan’s performance and strategic development as well as benchmarking. Specific guidelines are used to determine the annual grants and previous grants are not taken into account when considering awards of new annual grants.
Value, vesting, and dividends
The values of Non-treasury RSUs, Treasury RSUs, and PSUs are based on the price of Gildan common shares at the time of vesting and specifically for Non-treasury RSUs and PSUs, when settled in cash, by using the average closing price of Gildan common shares on the TSX or NYSE, as applicable, for the five trading days immediately preceding the vesting date, unless otherwise specified.
Non-treasury RSUs vest at the end of a maximum period of three years, and Treasury RSUs can have a maximum term of ten years (as determined by the board).
We stopped granting options as part of the annual LTIP awards in 2018. There were no options outstanding at the end of fiscal 2025.
Unless otherwise specified, RSUs and PSUs (not including PSUs granted under the Aspirational incentive plan) earn dividend equivalents as cash dividends are paid on our common shares. When the board declares a quarterly cash dividend on Gildan common shares, it also credits the holders of these awards with additional restricted share units based on the amount of the dividend these holders would have received if their RSUs or PSUs had been common shares on the dividend payment date. The additional restricted share units granted to each award holder have the same performance objectives and other terms and conditions as the underlying RSUs and PSUs.
When declared, dividends are typically awarded each year in April, June, September, and December in line with the board’s quarterly cash dividend policy. Four quarterly dividends of $0.226 per share were paid in fiscal 2025.
The number of restricted share units as dividends granted to each award holder is based on the value of the cash dividend the award holder would have received had their RSUs or PSUs been common shares on the dividend payment date, divided by the higher of the closing price of our common shares on the TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant based on the exchange rate of the Bank of Canada on the business day preceding the dividend payment date.
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EXECUTIVE COMPENSATION
2025 Long-term incentive award
The 2025 LTIP award for the senior executive team is 100% performance based and payouts are not guaranteed. The 2025 awards were granted as follows and will vest in February 2028:
	Salary	×	Target award (as a % of base salary)	=	2025 Long-term incentive award
					($)1	PSUs (#)	RSUs (#)
Glenn J. Chamandy1	$1,250,000		750%		$9,374,996	170,176	—
Luca Barile2	$525,000		125%		$656,232	11,912	—
Chuck J. Ward	$850,000		268.75%		$2,284,362	41,466	—
Benito A. Masi	$707,440		243.75%		$1,724,372	31,301	—
Rhodri J. Harries	$915,780		268.75%		$2,461,146	44,675	—

1
The reported value reflects the actual value of the grant, as reported in the summary compensation table on page 65, which is the number of units awarded multiplied by the share price at the time of grant.

2
Mr. Barile’s target was adjusted to 125% of his base salary as a result of his promotion to EVP, CFO (see below).

The number of units for grant is determined by dividing the value of the long-term incentive award by the closing price of Gildan common shares on the NYSE one full trading day after the release of the fourth quarter financial results. Grants of the annual long-term incentive follow the release of Gildan’s results, to respect the trading blackout period set out in the insider trading policy. In cases where the grant date falls during a trading blackout period, the closing share price one full trading day after the lifting of the trading blackout is used.
In consideration of the effective date of the award, as explained above, the approval date of the awards will also serve as the date of calculations in cases of terminations without cause or retirements, as applicable.
Mr. Assal received a grant of RSUs as a sign-on grant when he joined the Company on August 25, 2025 (see footnote 12 to the summary compensation table on page 65).
2025 Adjustments to target awards
As disclosed in our 2025 management information circular, the annual base salary for Mr. Chamandy was not increased for 2025 and his short-term incentive deferral target of 37.5% was rolled into his LTIP target to emphasize the proportion of at-risk compensation. His target was increased slightly and is now set at 750% of his base salary. Those combined changes resulted in an increase in his target compensation of 1.27% for fiscal 2025, effective February 18, 2025.
The target award for Mr. Barile was adjusted to 125% of his base salary as a result of his promotion to Executive Vice-President, CFO. It was subsequently increased to 200% of his base salary effective December 1, 2025, and will apply to awards granted in fiscal 2026.
About the PSU awards
Performance criteria
Beyond typical PSU plans, which often measure performance against a single metric, three rigorous relative performance measures are used to assess performance and determine the number of units that vest at the end of the three-year performance period. We assess relative performance against companies in the compensation comparator group in effect at the time of grant (see page 50) for awards prior to 2025, and separate performance comparator group starting with the 2025 LTIP awards (see below).
Note that while revenue is used as a performance metric in both the short- and long-term incentive plans, one is an absolute metric over a one-year period while the other is a relative growth metric over three years. We believe that the importance of this metric to our growth strategy, as well as the differing timelines and absolute vs. relative components, justifies the use of the metric in both incentive programs. The PSUs provide for reduced vesting for performance below median and no vesting for performance below the 25th percentile of performance, in each case relative to the performance peer group. The approach of providing a reduced payout for performance below median relative to the peer group is customary for the industry in which the Company operates and also for other issuers with whom the Company is competing for executive talent, and is taken into account by the Board when determining performance targets, payout opportunity and the overall compensation of executives.
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EXECUTIVE COMPENSATION

Relative revenue growth (33.3%)
Three-year growth in revenue from the start of fiscal 2025 to the end of fiscal 2027, compared to companies in our performance comparator group. Revenue is defined as net sales

Relative RONA (33.3%)
Three-year average return on net assets for fiscal 2025, 2026, and 2027 compared to companies in the performance comparator group
Relative RONA uses GAAP earnings (instead of adjusted earnings) to allow for accurate and timely retrieval of performance data for companies in the compensation comparator group

Relative TSR (33.3%)
Three-year TSR for fiscal 2025, 2026, and 2027, assuming reinvestment of dividends, compared to the TSR of companies in our performance comparator group
The weighted average trading price of common shares is used for a 20-trading day period at the beginning and at the end of the measurement period
Each of the three performance measures is used to assess Gildan’s performance against companies in our compensation comparator group using the following criteria:
Percentile ranking	Payout multiplier
Maximum: P75+	200%
Target: P50	100%
Threshold: P25	40%
Below threshold	—

Threshold performance must be achieved in order to receive a payout on a performance measure.
Regardless of Gildan’s TSR compared to the TSR of the comparator group (Relative TSR), the payout for Relative TSR is capped at target if Gildan’s TSR is negative.
Awards for fiscal 2023 are based on results for fiscal 2023, 2024, and 2025, and awards for fiscal 2024 are based on results for fiscal 2024, 2025, and 2026.

New performance comparator group to assess relative LTIP performance
As disclosed in our 2025 management information circular, the HR committee adopted a separate performance comparator group to assess relative performance under the LTIP, beginning with the 2025 LTIP awards. The new comparator group consists of companies operating primarily in the apparel industry and allows for the inclusion of peer companies that may not fully meet the size criteria for the compensation comparator group used for compensation benchmarking, while being relevant for assessing company performance on a relative basis.
The performance comparator group consists of 11 companies, nine of which are also in the 2025 compensation comparator group:

Carter’s, Inc. Columbia Sportwear Company G-III Apparel Group, LTD HanesBrands Inc.	Kontoor Brands Inc. Levi Strauss & Co. Oxford Industries, Inc. PVH Corp.	Ralph Lauren Corporation Under Armour, Inc. V.F. Corporation
NEW IN 2026
With Gildan’s acquisition in December 2025, HanesBrands was replaced by Victoria’s Secret & Co. in the 2026 performance comparator group for PSU awards granted in 2026.

2022 PSU awards vesting in February 2025
The 2022 PSU awards vested at 194.4% of target based on the relative performance measures set out in the table below. The combination of the results under the Gildan Sustainable Growth strategy and a strong positioning relative to our comparator group over the three-year measurement period resulted in near maximum payout.
	Below threshold	Threshold	Target	Maximum	Actual
Relative Revenue Growth (1/3)	0%	40%	100%	200%	200%
Relative RONA (1/3)1	0%	40%	100%	200%	200%
Relative TSR (1/3)	0%	40%	100%	200%	183.2%
2022 PSU performance multiplier					194.4%

1
This is a non-GAAP financial measure or ratio (see page 75).

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EXECUTIVE COMPENSATION
2023 PSU awards vesting in February 2026
The 2023 PSU awards vested at 181.2% of target based on the relative performance measures set out in the table below. The combination of the results under the Gildan Sustainable Growth strategy and a strong positioning relative to our comparator group over the three-year measurement period resulted in a near maximum payout.
	Below threshold	Threshold	Target	Maximum	Actual
Relative Revenue Growth (1/3)	0%	40%	100%	200%	170.8%
Relative RONA (1/3)1	0%	40%	100%	200%	172.8%
Relative TSR (1/3)	0%	40%	100%	200%	200%
2023 PSU performance multiplier					181.2%

1
This is a non-GAAP financial measure or ratio (see page 75).

Special Aspirational incentive plan
As disclosed in our 2025 management information circular, to achieve the ambitious shareholder value creation objectives of the new board’s operating plan following the Company’s 2024 proxy contest, and to fully align management’s efforts with shareholders’ interests, an Aspirational incentive plan (AIP) was proposed by the HR committee and adopted by the new board in December 2024. The 2024 grant was considered a special award of dilutive treasury PSUs under the LTIP, with subsequent grants for promotions and new hires.
The AIP applies to the President and CEO, senior executive officers, as well as 204 leaders across the organization, in all business segments and countries where Gildan operates. In 2025, Mr. Barile and Mr. Ward each received a grant of additional units as part of their appointment to new roles within the Company, and Mr. Assal received a special AIP award as part of his appointment.
The AIP was designed as a four-year plan from the initial December 2024 grant, with a fifth-year extension period, and is based on achieving share price hurdles with the opportunity for increased vesting and a higher payout with each successive threshold as shown in the table below. The PSUs awarded under the AIP do not earn dividend equivalents. Subsequent grants made in 2025 are subject to the same vesting terms as the 2024 grants (see footnote 5 to the summary compensation table on page 65).
Share price condition	Performance vesting	Cumulative potential payout
$75.00	10%	10%	The share price must be maintained on average for a period of 30 trading days in order for a share price hurdle to be achieved.
$82.50	20%	30%
$90.00	30%	60%
$100.00	40%	100%
The $100 share price target is slightly above 2x Gildan’s closing share price of $48.82 on the NYSE on December 11, 2024, and approximately 3x the closing share price of $37.62 on May 24, 2024 when the new board was appointed. As of December 26, 2025, the last trading day on the NYSE of our fiscal year, Gildan’s share price was $63.55, an increase of 30% from the price as of the initial grant date on December 12, 2024. As such, none of the performance price conditions had been met as of the end of fiscal 2025 and the value of the outstanding awards therefore remained nil.
Details about vesting will be provided in our 2029 and 2030 management information circulars.
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EXECUTIVE COMPENSATION
SHARE PERFORMANCE AND COST OF MANAGEMENT RATIOS
Total shareholder return
ABOUT CURRENCIES
A significant portion of Gildan’s revenue is generated in US dollars, the reporting currency. A change in the value of the Canadian dollar relative to the US dollar will have an effect on the value of Gildan’s Canadian dollar-denominated common shares.
The graph below compares the total shareholder return of Gildan common shares to the return of two major market indices:
•
the S&P/TSX Composite Total Return Index to show the value of Gildan’s Canadian dollar-denominated common shares.
•
the S&P 500 Composite Total Return Index because the US dollar is our functional reporting currency.
The graph assumes an investment of $100 (and C$100) in Gildan common shares and the two market indices at the end of fiscal 2020 (January 3, 2021) and assumes reinvestment of dividends.
Gildan’s TSR over the five-year period shows an overall upward trend whether expressed in Canadian dollars or US dollars.
As shown below under Cost of management ratios, with respect to total compensation reported for the named executives over the five-year period:
•
total compensation decreased slightly in 2022 and similarly decreased slightly as well in 2023, mainly because the STIP awards were below target in 2022 and because the financial portion of STIP did not yield any payout for 2023

•
total compensation increased significantly in 2024 as a result of the 2024 proxy contest (including termination payments for Mr. Tyra, retroactive compensation for Mr. Chamandy, and the retention awards made by the old board in the first half of 2024) as well as the value of the special AIP awards of December 2024

•
total compensation in 2025 reflects compensation for six named executives as a result of a CFO transition and changes in executive leadership as part of the Company’s multi-year succession planning process (see page 65).

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EXECUTIVE COMPENSATION
The aggregate value of total compensation reported for the named executives may fluctuate year over year and may not correlate with the trend in TSR due to several factors:
•
changes in the named executives during the period may reflect varying target compensation levels and actual compensation

•
occasional one-time equity grants may cause significant fluctuations in total compensation from year to year. The value ultimately realized from LTIP awards is based on performance against pre-determined performance measures and targets and the performance of our share price when the awards vest

•
compensation may be adjusted to stay competitive with the market, and the compensation comparator group specifically, and to reflect any other changes in the scope of the executives’ responsibilities

•
STIP awards are not directly linked to TSR as the annual incentive is based mainly on our corporate performance, specifically two core financial measures (Adjusted diluted EPS and Revenue).

Cost of management ratios
The table below shows the link between total compensation reported for the named executives and Gildan’s performance over the last five fiscal years. We express total compensation to the named executives as a percentage of the Company’s net income (loss) after tax /net earnings (loss) and as a percentage of the equity market capitalization as at the end of the applicable fiscal year to indicate the cost of management:
	2021	2022	2023	2024	2024	2025
				(including Mr. Tyra and AIP awards2)	(excluding Mr. Tyra and AIP awards)
Total compensation granted to the named executives1,3	$22,823,912	$20,767,582	$20,432,516	$70,327,796	$31,535,133	$32,055,535
Total compensation granted to the named executives as a % of Total net earnings (loss)	3.76%	3.84%	3.83%	17.54%	7.86%	8.04%
Total compensation granted to the named executives as a % of Total equity market capitalization	0.28%	0.42%	0.36%	0.98%	0.44%	0.27%
Total compensation granted to the CEO	$11,604,363	$9,887,688	$10,234,956	$43,951,909	$13,783,942	$13,147,193
Total compensation granted to the CEO as a % of Total net earnings (loss)	1.91%	1.83%	1.92%	10.96%	3.44%	3.30%
Total compensation granted to the CEO as a % of Total equity market capitalization	0.14%	0.20%	0.18%	0.61%	0.19%	0.11%
One-year TSR4	53.10%	-33.96%	23.64%	44.72%	44.72%	39.72%

1
Represents the total compensation as reported in the management information circular for each fiscal year.

2
This amount includes reported compensation of $17,042,979 for Mr. Tyra as well as $21,749,684 related to the special AIP awards.

3
The 2025 amount includes additional units under the AIP for Mr. Barile upon his appointment to EVP, CFO and for Mr. Ward upon his appointment to EVP, COO, and an AIP award for Mr. Assal upon his appointment to EVP, CLAO.

4
Represents one-year TSR based on Gildan shares on the NYSE (US dollar share price).

Lookback analysis
Variable compensation, primarily consisting of equity-based compensation, is intended to align management focus with shareholder value. However, this can be complex to analyze at any given point in time based on its inherent nature.
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EXECUTIVE COMPENSATION
The chart below seeks to show the total direct compensation reported for the President and CEO in the summary compensation table for each fiscal year in our management information circulars compared to his actual realized pay (or realizable pay when not fully vested) on an annual basis over the past five years and the value created for shareholders (TSR) over the same period:
•
Reported compensation is the total annual direct compensation for the President and CEO as reported in the summary compensation table for each fiscal year

•
Realized and realizable pay is calculated as at the end of fiscal 2025

•
Value for shareholders is the value of a $100 investment in Gildan shares on the NYSE.

Total direct compensation (base salary, short-term incentive paid and value of equity awards granted) is as reported for Mr. Chamandy in the summary compensation table4 in the management information circulars for each fiscal year.
Actual value is the realized and realizable pay for the President and CEO as at the end of fiscal 2025. It reflects the sum of base salary received, short-term incentive paid for that fiscal year, PSUs granted for that year that vested and were paid out during the period and, if unvested, the value of awards granted, calculated on the last day of fiscal 2025 (assuming 100% vesting), and options (the value of gains realized upon exercise of options granted that fiscal year as part of annual LTIP awards, and the in-the-money value if unvested or unexercised, calculated on the last day of fiscal 2025). The AIP award of December 2024 has not been included in this analysis, allowing a comparison of the annual compensation program’s alignment with value created for shareholders (TSR). As at December 28, 2025, none of the hurdles for this one-time award had been met.
The value for shareholders is based on the US dollar share price of Gildan shares on the NYSE.

	Total direct compensation1	Realized and realizable pay as at December 28, 20252	Period	Value of $100
				President and CEO	Shareholder3
2021	$11,427,867	$22,856,754	Jan 4, 2021 to Dec 28, 2025	$200	$250
2022	$9,718,859	$21,745,138	Jan 3, 2022 to Dec 28, 2025	$224	$163
2023	$9,547,6064	$18,075,477	Jan 2, 2023 to Dec 28, 2025	$189	$247
2024	$12,137,4514	$17,168,599	Jan 1, 2024 to Dec 28, 2025	$141	$200
2025	$13,017,452	$14,662,095	Dec 30, 2024 to Dec 28, 2025	$113	$140

1
Includes base salary received, annual bonus paid for that fiscal year, and value of awards granted during that fiscal year.

2
Includes base salary received, annual bonus paid for that fiscal year, vested value of PSUs awarded during that fiscal year, value of unvested PSUs awarded during that fiscal year assuming 100% vesting, value of gains realized upon exercise of options and in-the-money value of unexercised options granted during that fiscal year.

3
Represents Gildan TSR based on a $100 investment in Gildan shares on the NYSE (US dollar share price).

4
In consideration of the retroactive treatment of Mr. Chamandy’s compensation following his reinstatement as President and CEO in May 2024, adjustments were made to the methodology to include compensation in the year earned rather than paid. Accordingly, the retroactive compensation and bonus payout earned in fiscal 2023 have been accounted for 2023 in the table, while these compensation amounts are reported as 2024 earnings in the summary compensation table as they were paid in such year.

As shown in the table above, the cumulative value for shareholders has exceeded the value of realized and realizable pay for the President and CEO, except for 2022 where we see the impact of lower TSR that year.
The move to relative performance measures and the addition of the TSR measure to the LTIP beginning in fiscal 2022 has further strengthened the focus on pay for performance and alignment with shareholder value.
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EXECUTIVE COMPENSATION
2025 COMPENSATION DETAILS
SUMMARY COMPENSATION TABLE
The table below shows the compensation information for the named executives for fiscal 2025 (ended December 28, 2025), fiscal 2024 (ended December 29, 2024), and fiscal 2023 (ended December 31, 2023). All amounts are in US dollars and any applicable amounts in other currencies have been converted to US dollars.
Reinstatement of Glenn J. Chamandy as President and CEO in 2024
Glenn J. Chamandy was reinstated as President and CEO as of May 24, 2024 following the 2024 proxy contest. As disclosed in our 2025 management information circular, as Mr. Chamandy’s termination payouts were still not settled as of the date he was reinstated, and as Mr. Chamandy agreed to waive any severance payouts he might have been entitled to in connection with his termination by the previous board following his termination, the board decided to reinstate his compensation and pay him the compensation he would have been entitled to for the period of December 11, 2023 to May 23, 2024, as though he had remained employed. Based on plan provisions and practicality, the components were either paid retroactively, settled, or reinstated with retroactive effect. The compensation for 2024 therefore includes additional awards and payouts tied to this exercise, as reported in the table below, and as further described in the footnotes.
You can find compensation details related to previous years in our prior management information circulars filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
	Year	Salary4	Share-based awards5	Option-based awards	Annual incentive plan6	Pension value	All other compensation8	Total compensation
Glenn J. Chamandy1 President and CEO (as of May 24, 2024 and previously until December 10, 2023)	2025	$1,250,000	$9,843,70212	—	$1,923,750	$129,7417	—	$13,147,193
	2024	$1,250,0009	$23,053,82311,12	—	$2,043,75020	$63,66221	$497,695	$26,908,93030
	2023	$1,177,88510	$7,922,60612	—	$027	$62,443	$1,072,022	$10,234,956
Luca Barile2 Executive Vice-President, CFO (as of March 1, 2025) CFO, Sales, Marketing and Distribution (until February 28, 2025)	2025	$482,301	$2,350,00712,17	—	$336,688	$33,8937	$371,36425	$3,574,253
	2024	$193,008	$241,76412,16	—	$73,633	$7,868	$578,63626	$1,094,909
	2023	$183,678	$173,24712,18	—	$21,002	$3,541	$147,19233	$528,660
Chuck J. Ward2,28 Executive Vice-President, Chief Commercial Officer (as of December 1, 2025) Executive Vice-President, Chief Operating Officer (as of March 1, 2025) President, Sales, Marketing and Distribution (until February 28, 2025)	2025	$828,365	$3,073,56419	—	$637,427	$80,0427	$342,60124	$4,961,999
	2024	$714,615	$6,602,29812,14	—	$584,198	$35,625	$353,494	$8,290,230
	2023	$646,538	$1,403,87512	—	$96,981	$32,292	$421,852	$2,601,538
Benito A. Masi President, Manufacturing	2025	$704,357	$1,852,23612	—	$542,003	$84,2097,22	$508,15523	$3,690,960
	2024	$681,964	$5,378,69612,13	—	$557,505	$32,43822	$407,329	$7,057,932
	2023	$658,476	$1,431,13012	—	$98,771	$33,59022	$401,728	$2,623,696
Rabih (Rob) Assal2 Executive Vice President, Chief Legal and Administrative Officer (as of August 25, 2025)	2025	$225,00031	$1,779,301	—	$173,138	$10,0907	$341,18732	$2,528,716

Rhodri J. Harries3,29 Executive Vice-President, CFAO (until Feb 28, 2025) Executive Vice-President, CAO (from March 1, 2025 to August 24, 2025) Executive Vice-President, Advisor to the President and CEO (August 25, 2025 to December 31, 2025) (since retired)	2025	$911,789	$2,461,146	—	$701,621	$77,8587	—	$4,152,414
	2024	$882,801	$7,075,34912,15	—	$721,690	$44,661	—	$8,724,501
	2023	$852,396	$2,281,10412	—	$127,859	$43,347	—	$3,304,708
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	65

EXECUTIVE COMPENSATION
Leadership changes
1
Mr. Chamandy was terminated by the previous board as President and CEO on December 10, 2023 and reinstated on May 24, 2024 following the outcome of the proxy contest and appointment of the new board.

2
As noted in the table above and on page 65, Mr. Barile, Mr. Ward, and Mr. Harries assumed new positions in 2025. Mr. Assal joined Gildan on August 25, 2025 as Executive Vice-President, Chief Legal and Administrative Officer.

3
Mr. Harries retired from Gildan on January 1, 2026 (see footnote 29 below).

Salary
4
Earned salary for each named executive in the applicable fiscal year. The annualized base salary may differ due to the timing of salary increases or other circumstances. For Mr. Chamandy, Mr. Assal, Mr. Harries, and Mr. Barile following his appointment as EVP, CFO, salary amounts were established in U.S. dollars; however, payments were made in Canadian dollars and converted using the Bank of Canada quarterly average exchange rate (1.3990 for the first quarter, 1.4350 for the second quarter, 1.3841 for the third quarter and 1.3775 for the fourth quarter).

Share-based awards
5
The total value of long-term incentive awards granted in the applicable fiscal year. This includes the annual grants of PSUs, the Company match of Non-treasury RSUs made under the STIDP with respect to the STIP bonus paid for the prior fiscal year (see page 56), the AIP awards, the issuance of RSUs to Mr. Chamandy in connection with his reinstatement as President and CEO in replacement of his units for the 2023 deferral under the STIDP (which had been automatically forfeited upon his termination without cause), as well as individual special awards for Mr. Ward, Mr. Masi, Mr. Harries, and Mr. Barile. See footnotes 13, 14, 15, 16, 17 and 18 below. Certain amounts are rounded to the nearest dollar.

Except for Mr. Chamandy, the number of PSUs for annual grants (RSUs in the case of Mr. Barile and Mr. Assal in 2025 – see below) is determined by dividing the value of the target award by the closing price of the common shares on the NYSE on the last trading day before the grants, as shown in the table below:
Grant date	February 21, 2025	August 25, 2025	May 31, 2024	February 24, 2023
Share price (NYSE)	$55.09	$55.70	$37.32	$32.14
Share price (TSX)	C$78.09	n/a	C$51.05	C$43.48
Mr. Assal received a grant of 10,771 RSUs as a sign-on grant when he joined the Company on August 25, 2025. The amount reflects the actual value of the grant, which is the number of units awarded multiplied by the share price at the time of grant.
The number of RSUs for the Company match under the STIDP is determined based on the value of the deferred amount divided by the closing price on the NYSE, or in the case of Mr. Barile, on the TSX, as indicated in the table above for the grants of 2025, 2024 and 2023.
In the case of Mr. Chamandy, his 2024 annual LTIP award and the Company match under the STIDP for 2024 and 2023 were made by using the share price of $41.34, the closing price on the NYSE on August 2, 2024.
The 2024 AIP awards to Mr. Chamandy, Mr. Masi, Mr. Ward and Mr. Harries granted on December 12, 2024 have a fair value of $21.91 per unit, and was calculated using the following assumptions:
•
a grant date of December 12, 2024

•
an expiry date of December 11, 2028

•
a grace period end date of December 11, 2029

•
a maximum vesting of 100%, with the following vesting conditions: the units vest in the event the Company achieves a 30-day average share price for each share price hurdle over a 4-year performance period, and if the maximum vesting percentage is not achieved by end of the 4-year performance period, and the average share price in year 5 reached $90 (10% reduction), or $100 (15% reduction), or $110 or more (no reduction), an additional vesting in the 5th year grace period is qualified.

The methodology used is a Monte-Carlo simulation model according to Geometric Brownian Motions to estimate the fair market value of the units, using the share price of $48.82, the Company’s closing share price on the NYSE on December 11,2024, and by using a 4-year historical volatility of 31.81%, risk-free rates from Bloomberg based on the US$ SOFR curve, and a dividend yield based on Gildan’s 12-month dividend yield as of December 10, 2024.
In 2025, Mr. Barile received 40,137 Treasury RSUs under the AIP upon his appointment to Executive Vice-President, CFO and Mr. Ward received 44,714 Treasury RSUs upon his appointment to Executive Vice-President, COO under the same plan. The awards have a fair value of $17.65 per unit, under the methodology used for the 2024 AIP award, but in consideration of a grant date of May 1, 2025. The total fair value of the awards is included in the table above.
The grant to Mr. Assal upon joining the Company as Executive Vice-President, CLAO of 45,535 units under the AIP has a fair value of $25.90 per unit, under the methodology used for the 2024 AIP award, but in consideration of a grant date of September 2, 2025. The total fair value of the award is included in the table above.
Following the adjustment of Mr. Barile’s base salary and LTIP target effective December 1, 2025, he received 38,698 Treasury RSUs under the AIP. The awards have a fair value of $25.02 per unit, under the methodology used for the 2024 AIP award, but in consideration of a grant date of December 1, 2025.
Annual incentive plan
6
Includes the total value of awards earned under our STIP by each named executive for each applicable fiscal year, before deduction of any portion of the STIP deferred under the STIDP. Named executives could elect to defer up to 25% of their fiscal 2024 STIP payout during the course of fiscal 2025. STIP amounts deferred by named executives are described in footnote 12 below (for each applicable year). As noted on page 53, starting in fiscal 2025, the President and CEO and other senior executive officers no longer participate in the STIDP.

Pension value
7
Represents the Company contributions and notional returns on the SERP and the SSP. See page 71 for details.

All other compensation
8
Includes perquisites and other personal benefits which total $50,000 or more or are equivalent to 10% or more of a named executive’s total salary for the fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for each named executive, is disclosed separately for each named executive, as applicable.

9
This amount represents base salary beginning May 24, 2024, as well as the retroactive portion of his base salary for the period of January 1 to May 23, 2024.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	66

EXECUTIVE COMPENSATION
10
This amount represents base salary up to December 10, 2023. The retroactive payout of the period of December 11 to December 31, 2023 was paid in 2024 and is therefore reported in the column entitled All other compensation of fiscal 2024.

11
This amount includes the 2024 annual grant ($8,749,983), the 2024 STIDP Company match ($93,718), the fair value at grant for the AIP ($13,124,988), as well as the reissuance of the 2023 and 2022 STIDP Company match, $562,803 and $522,331 respectively, and as disclosed in our 2025 management information circular.

12
Five named executives elected to defer a portion of their fiscal 2022 and 2023 STIP payouts, and three named executives elected to defer a portion of their fiscal 2024 STIP payout. The amounts reported for 2023, 2024, and 2025 include the Company match (under Share-based awards) as follows:

	2025	2024	2023
Glenn Chamandy	$468,706	$93,718	$422,609
Luca Barile	$17,133	$5,076	$10,799
Chuck Ward	—	$24,221	$103,876
Benito Masi	$127,864	$24,669	$107,155
Rabih (Rob) Assal	—	—	—
Rhodri Harries	—	$31,946	$138,716

13
This amount includes the 2024 annual grant ($1,541,615), the 2024 STIDP Company match ($24,669), the fair value at grant for the AIP ($2,312,447), as well as $1,499,965 for his 2024 objective-based retention award.

14
This amount includes the 2024 annual grant ($1,631,220), the 2024 STIDP Company match ($24,221), the fair value at grant for the AIP ($2,446,865), as well as $2,499,992 for his 2024 objective-based retention award.

15
This amount includes the 2024 annual grant ($2,217,368), the 2024 STIDP Company match ($31,946), the fair value at grant for the AIP ($3,326,069), as well as $1,499,965 for his 2024 objective-based retention award.

16
This amount includes the 2024 annual grant ($131,740), the 2024 STIDP Company match ($5,076), as well as the fair value at grant for the AIP ($104,949).

17
This amount includes the 2025 annual grant ($656,232), the 2025 STIDP Company match ($17,133), the fair value at grant for the AIP grants made on May 1, 2025 ($708,418) and December 1, 2025 ($968,224).

18
This amount includes the 2023 annual grant ($50,396), the 2023 STIDP Company match ($10,799), as well as $112,053 for the 2023 special award granted in connection with his appointment as Chief Financial Officer, Sales, Marketing and Distribution.

19
This amount includes the 2025 annual grant ($2,284,362) and the fair value at grant on May 1 for the AIP ($789,202).

20
Mr. Chamandy was entitled to participation in the STIP based on a full calendar year for the entire fiscal year 2024, as part of his employment conditions following his reinstatement as President and CEO.

21
Includes an amount of $26,887 representing the retroactive contribution for the period of December 11, 2023 to May 23, 2024, as part of his employment conditions following his reinstatement as President and CEO.

22
Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis, using the monthly average rate of the Bank of Canada and converted to US dollars using the Bank of Canada rate on the last trading date on the TSX for each fiscal year (1.3674 on December 24, 2025, 1.4416 on December 27, 2024, and 1.3226 on December 29, 2023).

23
Includes an amount of $176,089 for an expatriate international allowance.

24
Includes an amount of $108,000 for expatriate housing costs and an amount of $124,255 for an expatriate international allowance.

25
Includes an amount of $25,208 for expatriate tax equalization.

26
Includes an amount of $296,863 for expatriate tax equalization.

27
Mr. Chamandy did not receive a STIP payout for fiscal 2023, as the previous board (for the period between January 1, 2024 until April 28, 2024) exercised discretion and decided he would not receive a payout. This decision was reversed by the new board appointed in May 2024 and Mr. Chamandy was paid his bonus following his return as President and CEO. Accordingly, a payout of $375,000, representing his STIP entitlement as if he had not have left the Company is included in the amount reported under All other compensation for fiscal 2024.

28
Mr. Ward served as EVP, COO effective March 1, 2025, and was subsequently appointed EVP, CCO effective December 1, 2025.

29
Mr. Harries served as EVP, CFAO until February 28, 2025, and as EVP, CAO until August 24, 2025. He then served as EVP, Advisor to the President and CEO until December 31, 2025, and retired from Gildan on January 1, 2026.

30
The Total compensation for Mr. Chamandy includes a value of $1,535,855 that is not attributable to the fiscal 2024 compensation program (the “reissued elements”), consisting of the 2023 annual bonus not previously paid (see footnote 19), the reissuance of his 2022 and 2023 employer match awards under the STIDP (see footnote 11), and the retroactive salary and pension contributions for the period of December 11 to December 31, 2023. It also includes an amount of $13,783,942 for the AIP, as described in footnote 5 above. The table below compares the total compensation including and excluding those elements.

2024 Reported Total compensation for Mr. Chamandy:
	Reported Total compensation	Excluding the reissued elements	Excluding the AIP and the reissued elements
Glenn J. Chamandy	$26,908,930	$25,373,075	$12,248,087

31
Represents the base salary earned by Mr. Assal from the date of his appointment as EVP, CLAO from August 25, 2025 to December 28, 2025.

32
Includes an amount of $329,167, representing Mr. Assal’s sign-on cash bonus received in connection with his appointment as EVP, CLAO.

33
Includes an amount of $46,350 for expatriate housing costs.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	67

EXECUTIVE COMPENSATION
INCENTIVE PLAN AWARDS
The table below shows each named executive’s outstanding equity-based incentive awards at the end of fiscal 2025:
	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options	Issuance date	Number of shares or units that have not vested1,2	Market or payout value of share-based awards that have not vested3	Market or payout value of vested share- based awards not paid out or distributed
Glenn J. Chamandy4						Feb 21, 2025	173,342	$11,015,884
						Feb 21, 2025	17,332	$1,101,449
						Dec 12, 2024	599,041	—
						Aug 5, 2024	217,4885	$13,821,362
						Aug 5, 2024	4,6586	$296,016
						Feb 24, 2023	248,2987,8	$15,779,338
Luca Barile						May 1, 2025	40,137	—
						Feb 21, 2025	12,133	$771,052
						Feb 21, 2025	632	$39,924
						Dec 12, 2024	4,790	—
						May 31, 2024	1,813	$114,529
						May 31, 2024	1,813	$114,529
						May 31, 2024	278	$17,562
						Aug 7, 2023	3,818	$241,187
						Feb 24, 2023	834	$52,685
						Feb 24, 2023	8348	$52,685
Chuck J. Ward						May 1, 2025	44,714	—
						Feb 21, 2025	42,237	$2,684,161
						Dec 12, 2024	111,678	—
						May 31, 2024	44,912	$2,854,158
						May 31, 2024	27,5339	$1,749,722
						May 31, 2024	1,332	$84,649
						Feb 24, 2023	43,0388	$2,735,065
Benito A. Masi						Feb 21, 2025	31,883	$2,026,165
						Feb 21, 2025	4,728	$300,464
						Dec 12, 2024	105,543	—
						May 31, 2024	42,445	$2,697,380
						May 31, 2024	1,358	$86,301
						Feb 24, 2023	43,8328	$2,785,524
Rabih (Rob) Assal						Sep 2, 2025	45,535	—
						Aug 25, 2025	10,811	$687,039
Rhodri J. Harries						Feb 21, 2025	45,506	$2,891,906
						Dec 12, 2024	151,806	—
						May 31, 2024	61,051	$3,879,791
						May 31, 2024	1,758	$111,721
						Feb 24, 2023	70,9278	$4,507,411

1
Includes Treasury RSUs, Non-treasury RSUs, PSUs, and dividend equivalents, and represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs are shown at target (100%).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	68

EXECUTIVE COMPENSATION
2
Includes additional units of restricted share units granted as dividend equivalents at the same rate as cash dividends paid on Gildan common shares in 2025. The named executives were awarded the following RSU dividends, for each of their respective outstanding awards:

Grant date	Glenn Chamandy*	Luca Barile	Chuck Ward	Benito Masi	Rabih (Rob) Assal	Rhodri Harries
August 25, 2025 (Special award)	n/a	n/a	n/a	n/a	40**	n/a
February 21, 2025 (Short-term incentive deferral)	316	10	n/a	86	n/a	n/a
February 21, 2025 (PSU/RSU)	3,166	221	771	582	n/a	831
August 5, 2024 (PSU)	3,973	n/a	n/a	n/a	n/a	n/a
August 5, 2024 (2024 short-term incentive deferral)	86	n/a	n/a	n/a	n/a	n/a
May 31, 2024 (Objective-based retention awards)	n/a	n/a	503	n/a	n/a	n/a
May 31, 2024 (Short-term incentive deferral)	n/a	4	24	26	n/a	32
May 31, 2024 (PSU/RSU)	n/a	66	820	775	n/a	1,115
August 7, 2023 (Special award)	n/a	70***	n/a	n/a	n/a	n/a
February 24, 2023 (PSU/RSU)	4,536	30	786	801	n/a	1,296

*
As part of the reinstatement of Mr. Chamandy’s awards, he also received in 2024 the dividend equivalents of December 2023 in respect of his PSUs for which the cancellation was rescinded, which are included in the table above. This includes 1,281 RSU dividend equivalents for the February 24, 2023 (PSU) lines above.

**
Represents Mr. Assal’s special award granted in connection with his appointment as EVP, CLAO.

***
Represents Mr. Barile’s special award granted in connection with his appointment as Chief Financial Officer, Sales, Marketing and Distribution.

3
Based on the closing price of Gildan common shares on the last trading day of fiscal 2025 on the TSX (C$86.38 on December 24, 2025) or the NYSE ($63.55 on December 26, 2025), as applicable, expressed in US dollars. For awards priced in Canadian dollars, the aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.3674 on December 24, 2025, the last trading day on the TSX for fiscal 2025. Includes additional units received as dividend equivalents. The 2025 value for Mr. Assal represents RSUs received as his sign-on grant. For the other named executives, PSUs have been calculated at target (100%) and the AIP at 0% since no hurdles were met as at the end of the fiscal year. At maximum vesting, the PSUs from annual grants would have the following value:

	Glenn Chamandy	Luca Barile	Chuck Ward	Benito Masi	Rabih (Rob) Assal	Rhodri Harries
Feb 21, 2025 (2025 PSUs)	$22,031,768	$1,542,104	$5,368,322	$4,052,330	n/a	$5,783,812
May 31, 2024 / Aug 5, 2024 (2024 PSUs)	$27,642,724	$229,058	$5,708,316	$5,394,760	n/a	$7,759,582
Feb 24, 2023 (2023 PSUs)	$31,558,676	$105,370	$5,470,130	$5,571,048	n/a	$9,014,822

4
Mr. Chamandy was reinstated as President and CEO on May 24, 2024. His annual LTIP grant of February 24, 2023 was reinstated, including dividend equivalents applicable since the award date. The Company match under the STIDP for 2023 was re-granted on August 5, 2024, along with his 2024 annual PSU award, and the 2024 award under the STIDP.

5
Represents the 2024 annual PSU award, which was approved following his reinstatement as President and CEO.

6
Represents the short-term incentive deferral (see page 57). Half of the award is the deferred portion of the named executive’s short-term incentive payout and half represents the Company match.

7
Following Mr. Chamandy’s reinstatement as President and CEO on May 24, 2024, the cancellation of his 2023 annual PSU award was rescinded. The number of units reinstated includes dividend equivalents he would have received since the award date.

8
Vested at 181.2% on February 23, 2026 (see page 61).

9
Represents a portion of Mr. Ward’s 2024 objective-based retention award which vested on December 31, 2025.

Value vested or earned during the year
The table below shows the value of incentive plan awards for each named executive that vested or were earned during the 2025 fiscal year:
	Option-based awards — Value vested during the year1	Share-based awards — Value vested during the year2	Non-equity incentive plan compensation — Value earned during the year (short-term incentive)
Glenn J. Chamandy	—	$18,951,1873	$1,923,750
Luca Barile	—	$197,8184	$336,688
Chuck J. Ward	—	$5,888,6685	$637,427
Benito A. Masi	—	$5,967,0836	$542,003
Rabih (Rob) Assal	—	—	$173,138
Rhodri J. Harries	—	$8,348,8727	$701,621

1
No options vested in fiscal 2025. We stopped granting options as part of the annual LTIP awards in 2018.

2
Represents the total value of the Non-treasury RSUs and PSUs granted on February 25, 2022 as part of the fiscal 2022 annual LTIP awards, and the vesting value of the STIDP awards granted on February 24, 2023 that vested on November 20, 2025. The PSUs and Non-treasury RSUs granted as part of the 2022 awards vested at a factor of 194.4% for Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Harries. The value is calculated by multiplying the number of Non-treasury RSUs or PSUs, as applicable, held by the named executive at the time of vesting by the closing price of the common shares on the NYSE of $54.12 on the vesting date on February 24, 2025. For the STIDP awards, the value is calculated by multiplying the number of RSUs held at the time of vesting, multiplied by the closing price of the common shares on the NYSE of $55.82 on November 20, 2025.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	69

EXECUTIVE COMPENSATION
3
Includes an amount of $777,908 corresponding to the vesting value of the STIDP awards.

4
Includes an amount of $40,984 corresponding to the vesting value of the STIDP awards.

5
Includes an amount of $382,479 corresponding to the vesting value of the STIDP awards.

6
Includes an amount of $394,536 corresponding to the vesting value of the STIDP awards.

7
Includes an amount of $510,753 corresponding to the vesting value of the STIDP awards.

Options exercised during the year
The following named executive exercised options in fiscal 2025:
	Number of options exercised	Option exercise price	Gain realized
Rhodri J. Harries	282,737	C$42.27	$7,268,072
The gain realized is the difference between the market value of our common shares on the NYSE or the TSX, as applicable, upon exercise and the exercise price of the options, multiplied by the number of options exercised.
EQUITY INCENTIVE PLAN INFORMATION
The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work toward and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time).
Securities authorized for issuance under equity compensation plans
(as at December 28, 2025)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plan category
Equity compensation plan approved by security holders
LTIP (options granted in Canadian dollars)	—	n/a	347,961 (reserved for the exercise of options and vesting of Treasury RSUs)
LTIP (options granted in US dollars)	—	n/a
LTIP (Treasury RSUs)	1,792,909	n/a
ESPP (treasury common shares)	n/a	n/a	4,300,120
We do not have any equity compensation plans where equity securities authorized for issuance were not previously approved by shareholders.
As at March 17, 2026:
•
no options are outstanding, representing 0% of our total issued and outstanding common shares

•
a total of 1,684,659 Treasury RSUs are outstanding, representing 0.91% of our total issued and outstanding common shares

•
a total of 1,746,356 Non-treasury RSUs are outstanding.

Burn rate
The table below shows the burn rate for options and Treasury RSUs – the number of options and Treasury RSUs granted each year under the LTIP for the 2025 fiscal year (ended December 28, 2025) and the two prior fiscal years, expressed as a percentage of the weighted average number of outstanding common shares for that fiscal year. It does not include forfeited options and Treasury RSUs that are available for future grants.
	Option burn rate	Treasury RSU burn rate	ESPP burn rate
2025	nil	0.17%	0.02%
2024	nil	0.94%	0.03%
2023	nil	0.002%	0.03%
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	70

EXECUTIVE COMPENSATION
Plan status and limits
(as at March 17, 2026)
Total number of common shares reserved for issuance for the exercise of options and vesting of Treasury RSUs	13,797,851
Total reserve as a % of the total issued and outstanding shares	7.45%
Number of common shares in the total reserve that remain available for grants of Treasury RSUs	456,301
Number of common shares in the total reserve that remain for grants of Treasury RSUs as a % of the total issued and outstanding shares	0.25%
Total number of options that are outstanding	0
As a % of the total issued and outstanding shares	0%
Total number of Treasury RSUs that are outstanding	1,684,659
As a % of the total issued and outstanding shares	0.91%
Total number of Non-treasury RSUs that are outstanding	1,746,356
The LTIP provides that (i) the number of common shares issuable pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the common shares issued and outstanding, in the case of common shares issuable to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person, and (ii) the number of common shares issued pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the common shares issued and outstanding, in the case of common shares issued to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person.
EMPLOYEE SHARE PURCHASE PLAN
Our Employee Share Purchase Plan (ESPP) provides an opportunity for all Canadian and U.S. full-time or regular part-time employees of the Company and its subsidiaries, as well as certain full-time and regular part-time employees located in Honduras, the Dominican Republic, Nicaragua, Barbados, and Mexico, to participate in the Company’s ownership.
Participants may contribute up to 10% of their annual base salary for any given year (capped at $25,000 for U.S.-based participants) toward the purchase of Gildan common shares. Contributions are made by payroll deduction by the Company and paid to a custodian to purchase shares from treasury for the account of each participant. The number of common shares to be purchased is determined by dividing the contributions made during a given month by 90% of the market price of the common shares at the end of that month. Under the ESPP, market price means the weighted average trading price per common share on the NYSE, or the TSX for Canadian participants, for the five trading days immediately preceding the purchase date.
Gildan pays all administrative costs associated with the ESPP. Minimum participation is 1% of annual base salary and shares purchased under the plan must be held for a minimum of two years. Participation is voluntary and senior executives participating in the plan are subject to the same terms of the ESPP as other participants.
RETIREMENT BENEFITS
Under our retirement savings program, Glenn J. Chamandy, Luca Barile, Rabih Assal and Rhodri J. Harries, and all other Canadian salaried employees receive, under the DPSP, an amount equal to their contribution to their RRSP, up to a maximum of 5% of their annual base salary. If the Company’s contribution results in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited to the employee’s SERP account (which is an unfunded plan).
For Benito A. Masi, the 5% Company contribution is fully credited under his SERP account. Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada, converted to US dollars using 1.3674, the Bank of Canada rate on December 24, 2025, the last trading day of the TSX for fiscal 2025 (see footnote 22 to the summary compensation table on page 65).
Prior to his relocation to Barbados, Chuck J. Ward received from the Company an amount equal to 50% of his own contributions under our 401(k) plan, up to a maximum of 3% of his annual base salary or up to the maximum amount determined by the U.S. government. He was also credited by the Company under the U.S. SERP with an amount equal to 2% of his annual base salary and short-term incentive. Effective as of his relocation to Barbados, Mr. Ward ceased to participate in the U.S. program and 5% of his base salary is credited to his Barbados SSP account (which is an unfunded plan).
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EXECUTIVE COMPENSATION
The table below shows the value accumulated under the retirement savings programs for each named executive as of the beginning and end of fiscal 2025:
	Accumulated value at start of year1	Compensatory2	Non-Compensatory (Performance)4	Accumulated value at end of year1,3
Glenn J. Chamandy	$1,788,290	$63,945	$65,796	$1,943,439
Luca Barile	$153,584	$22,887	$11,006	$225,096
Chuck J. Ward	$935,035	$41,458	$38,583	$1,112,265
Benito A. Masi	$1,169,499	$36,010	$48,199	$1,300,375
Rabih (Rob) Assal	—	$10,090	—	$20,244
Rhodri J. Harries	$828,691	$44,869	$32,989	$981,413

1
Represents the sum of the RRSP, DPSP, SERP, 401(k), or SSP account balances inclusive of returns, as applicable. The value at the start of the year may differ from the accumulated value at the end of the preceding year as amounts in Canadian dollars are converted to US dollars using the Bank of Canada exchange rate on December 24, 2025, the last trading day of the TSX for fiscal 2025. Mr. Assal joined the Company on August 25, 2025 so there is no accumulated value at the start of the year.

2
Represents the Company’s contributions under the retirement accounts discussed above.

3
Calculated as of December 31, 2025, the date we allocate contributions and quarterly returns are calculated.

4
Represents notional investment earnings credited to the executive’s Supplemental Executive Retirement Plan (SERP) account or Supplemental Savings Plan (SSP), based on the plan’s deemed rate of return.

TERMINATION AND CHANGE OF CONTROL
We have entered into an employment agreement and a change of control agreement with Mr. Chamandy, Mr. Ward, Mr. Masi, and Mr. Harries, to protect our interests and to provide them with certainty about their employment conditions and benefits, including in the event there is a termination without cause and a change of control of Gildan. Gildan also entered into an employment agreement and a change of control agreement with Mr. Barile upon his appointment to EVP, Chief Financial Officer effective March 1, 2025, and with Mr. Assal upon his hire on August 25, 2025.
Employment agreements
The employment agreements have an indefinite term. We may, however, terminate the executive’s employment if the named executive dies, becomes disabled, breaches the employment agreement, or for cause without making any severance payments. We may terminate the executive’s employment without cause, and the executive may terminate his employment at any time with at least two months’ written notice. Mr. Harries is not included in the discussion below as he retired from Gildan on January 1, 2026.
Under each employment agreement, if we terminate the employment of the named executive without cause or if the named executive terminates its employment for good reason (in each case as specified in the applicable employment agreement), then the executive is entitled to the amount set out below, subject to any withholding taxes:
•
an amount equal to 24 months’ base salary in the case of Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal (in each case the termination period), paid out as a lump sum

•
an amount equal to the target bonus established under the STIP in effect at the time of termination for the duration of their termination period in the case of Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal

•
any unpaid earned and/or accrued bonus

•
in the case of Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal, continuation of group insurance benefits (except short-term and long-term disability) for their termination period, ceasing upon new employment, if earlier

•
the right to exercise all vested options within 90 days following termination of employment in the case of Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal

•
the right to redeem all PSUs and/or RSUs on a prorated basis. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements

•
the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The employment agreements also have non-solicitation clauses where the named executives may not, directly or indirectly: (i) solicit any of our customers to sell, or for the purpose or intent to sell, any products that are similar or otherwise compete with Gildan’s products, or (ii) induce, entice, or otherwise attempt to directly or indirectly hire or engage any of our employees. These terms apply for 18 months for Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal after the date of their termination of employment with Gildan.
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EXECUTIVE COMPENSATION
Change of control agreements
According to the change of control agreements with each of Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal in the event of a potential change of control (as defined in the change of control agreements), the executive agrees to remain employed by Gildan until the earliest of:
•
365 days from the date of the potential change of control

•
termination of employment due to death, disability or cause, or

•
termination of employment by Gildan without cause or by the executive with good reason.

The change of control agreements also provide that if a change of control occurs and we terminate the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholding taxes:
•
an amount equal to the executive’s full base salary through to the date of termination

•
an amount equal to 24 months’ base salary for Mr. Chamandy, Mr. Barile, Mr. Ward, Mr. Masi, and Mr. Assal (in each case, the applicable severance period)

•
a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period

•
any unpaid earned and/or accrued bonus

•
all outstanding options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 90 days

•
all awards, including PSU and RSUs, will be deemed to have vested at the date of termination of the executive’s employment and will otherwise be treated in accordance with the terms of the LTIP and their corresponding award agreements

•
continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier, and in the case of Mr. Chamandy, the same level of benefits described above under Employment agreements

•
any earned but unused vacation days.

GOOD REASON
With good reason means the occurrence of any of the following, compared to what was in place immediately prior to the change of control, without the executive’s written consent:
•
a material and detrimental change in the executive’s position or reporting relationship or in the nature or status of his responsibilities

•
a material reduction in the executive’s annual base salary

•
the relocation of the executive’s office to a location that is more than 160 kilometers away (circumstances may vary for expatriates)

•
failure to continue any incentive compensation plan that the executive participates in, unless the executive is eligible to participate in, and has the opportunity to receive a comparable level of benefits under, an ongoing substitute or alternate plan, or the failure to continue the executive’s participation on a similar basis

•
failure to continue benefits similar to those under any of the life insurance, accidental death, medical, and disability plans that the executive was participating in, a material reduction in the benefits, or a material reduction in perquisites such as access to office space, telephones, computer facilities, expense reimbursements, and other applicable privileges, if any

•
failure of the Company to obtain a satisfactory agreement from a successor to assume and agree to this agreement, or, if the business or undertaking principally related to the executive’s services is sold at any time after a change of control and his employment is transferred as a result, and the purchaser of the business does not agree to provide the executive with the same or a comparable position, duties, compensation, and benefits.

Death and disability
In the case of death or permanent disability, all outstanding options, Treasury RSUs, and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.
In addition, the payout amount for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be based on the value of such number of common shares calculated by applying the performance vesting percentage, determined as at the date of death or to disability, with the exception of the AIP as described in the section Long-term incentive beginning on page 57.
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EXECUTIVE COMPENSATION
Estimated incremental payments
The table below shows the estimated incremental payments that would be paid to each named executive still in service as of year-end if their employment had been terminated on December 28, 2025, the last day of fiscal 2025, in accordance with the termination and change of control provisions described above. Mr. Harries is not included in the table below as he retired from Gildan on January 1, 2026.
The terms of the LTIP also provide that, unless otherwise determined by the board, options, Treasury RSUs, and Non-treasury RSUs granted under the LTIP will vest or expire early as set out in the table beginning on page 89.
	Death1,2	Disability1,2	Termination without cause1	Change of control1,2
Glenn J. Chamandy	$40,616,584	$40,616,584	$32,884,669	$47,591,002
Luca Barile	$1,346,666	$1,346,666	$2,920,475	$3,838,361
Chuck J. Ward	$10,065,430	$10,065,430	$9,896,137	$13,103,694
Benito A. Masi	$7,509,068	$7,509,068	$7,457,735	$10,278,350
Rabih (Rob) Assal	$687,039	$687,039	$2,423,265	$2,966,880

1
Termination values are calculated based on the following assumptions:

•
the triggering event took place on December 28, 2025, the last day of fiscal 2025

•
PSUs are presented and calculated at target (100% vesting), with the exception of the AIP, valued at zero since no price hurdle had been met as of the calculation date

•
all Canadian dollar amounts have been converted to US dollars using the Bank of Canada exchange rate of 1.3674 on December 24, 2025, the last trading day of the TSX for fiscal 2025

•
values for share-based awards and option awards are calculated based on the closing price of Gildan common shares on December 24, 2025 (C$86.38, the last trading day of the TSX for fiscal 2025 and the closing price of Gildan common shares on December 26, 2025 ($63.55), the last trading day of the NYSE for fiscal 2025, as applicable

•
values of earned but unused vacation, earned bonus, vested options, vested and undelivered Treasury RSUs, Non-treasury RSUs, and PSUs, employee portion of STIDP (employee deferral), if any, and owed expenses are not included as they are not considered to be incremental payments further to termination.

2
Unvested options are calculated based on the assumption that the exercise occurs on December 24, 2025, the last trading day of the TSX for fiscal 2025, regardless of the number of days allowed to exercise them.

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OTHER INFORMATION
OTHER INFORMATION
About non-GAAP financial measures and related ratios
We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures and ratios used in this circular are provided below. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In this circular, we refer to non-GAAP financial measures, including Adjusted net earnings, as well as non-GAAP ratios, including Adjusted diluted EPS and Adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. These measures are used in our incentive plans and defined below with a brief explanation of their importance, with a simplified version of Adjusted RONA used for our incentive plan. Please see Definition and reconciliation of non-GAAP financial measures in our 2025 MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable IFRS measures, which section is incorporated by reference into this circular.
Adjusted net earnings and Adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to HanesBrands transaction close, gain on debt redemption, net of debt breakage fee, and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. As discussed on page 43, following the closing of the acquisition of HanesBrands on December 1, 2025, the HR committee determined that it was appropriate to use the standalone Gildan measures and performance to determine the STIP, and as a result, the Adjusted diluted EPS used for purposes of determining payout under the STIP for fiscal 2025 excluded the impact of the acquisition of HanesBrands. Except for the exclusion of the impact of the HanesBrands acquisition, Adjusted diluted EPS used in this circular for purposes of determining payout under the STIP results from the same adjustments made to Net earnings to obtain Adjusted net earnings and Adjusted diluted EPS as disclosed in our 2025 MD&A.
Return on adjusted average net assets (Adjusted RONA)
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings from continuing operations, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, average assets held for sale and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations and average liabilities held for sale. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its
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OTHER INFORMATION
invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.
As noted on page 61 of this circular, beginning with the 2023 PSU awards, we are using three relative performance measures to assess our performance and determine the number of units that vest at the end of the three-year performance period, including Relative RONA. Relative RONA used in this circular for purposes of determining performance under the LTIP uses a simplified definition of Adjusted RONA as compared to Adjusted RONA as disclosed in our 2025 MD&A, by using GAAP net earnings from continuing operations instead of adjusted net earnings from continuing operations, which allows for accurate and timely retrieval of performance data for companies in the compensation comparator group.
Loans to directors and executives
As at March 17, 2026, none of our current or former directors or executive officers had any loans outstanding to Gildan, other than travel advances as permitted by applicable securities laws.
No security was provided to Gildan, or any of our subsidiaries or another entity, as a counterpart for any loans and no loans were forgiven in fiscal 2025.
Normal course issuer bid
The Company’s NCIB that commenced on August 9, 2024, expired on August 8, 2025 and was not renewed. Under the NCIB, Gildan was authorized to repurchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as the term is defined in the TSX Company Manual) as of July 26, 2024. Gildan purchased for cancellation a total of 12,907,407 common shares under such NCIB, representing 8.0% of the Company’s public float as at July 26, 2024.
On August 13, 2025, concurrently with the announcement of acquisition of HanesBrands, the Company announced that it intended to pause share repurchases until its net debt1 leverage ratio approximates the midpoint of its target range. During the fiscal year ended December 28, 2025, Gildan repurchased for cancellation a total of 3,749,900 common shares under its NCIB program at a total cost of $185.9 million.
About forward-looking statements
Certain statements included in this circular constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Company’s Next Generation Sustainability strategy, ESG targets and Gildan’s intention to pause share repurchases until its net debt leverage ratio approximates the midpoint of its target leverage framework, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information. Material factors include, but are not limited to, those set out in section 15.0 Risk and Uncertainties of our MD&A for the year ended December 28, 2025, which are incorporated by reference in this cautionary statement. These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and financial results and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this circular are made as of March 17, 2026, and we do

1 This is a non-GAAP financial measure or ratio (see page 75).
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OTHER INFORMATION
not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information or future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this circular are expressly qualified by this cautionary statement.
Website references
Information contained in or accessible through any website mentioned in this circular does not form part of this circular, whether by implication or otherwise, except the MD&A for the year ended December 28, 2025 and sections thereof, to the extent explicitly referred to in this circular.
Additional information
Gildan is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in these provinces. We also file an annual information form with these securities regulatory authorities. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year.
Copies of our latest annual information form, latest audited financial statements, interim financial statements and MD&A filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary at Gildan Activewear Inc., Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2. If you are not a Gildan shareholder, we may ask you to pay a modest fee for these materials.
You can access these documents free of charge on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Shareholder proposals
If you want to submit a proposal for shareholders who are entitled to vote at our next annual meeting, you must send your shareholder proposal in writing to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2. We must receive your shareholder proposal between December 1, 2026 and January 29, 2027 for our 2027 annual meeting of shareholders.
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APPENDIX A
APPENDIX A
MANDATE OF THE BOARD OF DIRECTORS
1.
PURPOSE

The purpose of the Board of Directors (the “Board”) of Gildan Activewear Inc. (the “Corporation”) is to supervise the management of the business and affairs of the Corporation, with a view to its long-term interests, setting an ethical tone and taking into consideration the interests of its stakeholders.
The Board, directly and through its three standing committees, the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee, and the Compensation and Human Resources Committee, shall provide direction to senior management of the Corporation.
2.
DUTIES AND RESPONSIBILITIES

The Board’s duties and responsibilities include the following, it being understood that in carrying out their responsibilities and duties, directors may consult with management and may retain external advisors at the expense of the Corporation in appropriate circumstances:
Corporate Purpose and Strategy
1.
Ensure that a strategic planning process is in place and approve, at least on an annual basis, a strategic plan which supports the Corporation’s purpose and takes into account, among other things, the opportunities and risks of the business;

2.
Review and approve the Corporation’s annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;

3.
Monitor the Corporation’s performance against the long-term strategic plan, annual business plan, and integration plan for major acquisitions, as well as against the annual operating and capital budgets;

4.
Approve all significant decisions outside of the ordinary course of the Corporation’s business, including issuance of securities, major financings, acquisition and disposition opportunities and material departures from the long-term strategic and annual business plans and budgets;

5.
Approve all matters expressly required herein and under the Canada Business Corporations Act, other applicable legislation, rules and regulations, and the Corporation’s Articles and By-laws;

6.
Oversee the systems in place to identify business risks and opportunities and oversee the implementation of processes to manage these risks and opportunities;

Compensation and Human Resource Matters
7.
Ensure the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that they create a culture of integrity throughout the Corporation;

8.
Appoint and terminate, as applicable, the CEO and the other executive officers of the Corporation;

9.
Review, as necessary, the CEO position description and approve any changes;

10.
Approve the annual corporate objectives relevant to the compensation of the CEO and monitor progress toward such objectives;

11.
Monitor and assess the performance of the CEO and the other executive officers on an annual basis and approve their compensation;

12.
Monitor the management succession planning processes, including succession planning for the CEO and the other executive officers;

13.
Oversee the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;

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APPENDIX A
Audit and Finance Matters
14.
Ensure the integrity of the Corporation’s internal control over financial reporting, management information systems, disclosure controls and procedures, financial disclosure and the safeguarding of the Corporation’s assets;

15.
Oversee the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks, including environmental, social and governance (ESG) related risks;

16.
Review and approve the Corporation’s financial statements and related financial information;

17.
Appoint, subject to shareholder approval, and remove the Corporation’s external auditor;

18.
Monitor the independence, qualifications and performance of the Corporation’s external auditor;

19.
Approve the Corporation’s dividend policies and, if applicable, declare dividends;

Corporate Governance and Social Responsibility Matters
20.
Monitor the Corporation’s compliance and processes for complying with applicable legal and regulatory requirements;

21.
Appoint the Board Chair and review and approve the Board mandate on an annual basis;

22.
Establish Board committees, appoint Board committee chairs and approve the Board committees’ respective mandates;

23.
Review and approve, as required, the position descriptions for the Board Chair and Board committee chairs;

24.
Approve the qualified nominees for election or appointment to the Board, ensuring a majority of directors qualify as independent in accordance with standards required by applicable securities laws and stock exchange requirements;

25.
Monitor the size and composition of the Board and its committees, taking into consideration the Board’s policy on term limits and retirement age;

26.
Review, approve and monitor the Board skills matrix, specifying competencies and skills that should be represented on the Board;

27.
Oversee the orientation, mentorship and continuing education programs provided to directors;

28.
Oversee on an annual basis the assessment of the performance and effectiveness of the Board, Board committees, Board and committee chairs and individual directors, and oversee the Corporation’s director compensation program;

29.
Oversee the succession planning process for the Board, Board Chair and Board committee chairs;

30.
Monitor and review, on a regular basis, the latest regulatory requirements, standards, guidelines, developments and best practices in corporate governance to continuously assess the Corporation’s corporate governance principles and practices;

31.
Review and approve the levels of authority required for the approval of transactions and the execution of documents on behalf of the Corporation, including the identification of decisions requiring approval of the Board;

32.
Oversee the Corporation’s corporate responsibility strategies and its approach to ESG practices;

33.
Review and approve, as required, any policies identified by the Board as requiring its approval;

34.
On an annual basis, review and approve the Corporation’s Modern Slavery Report;

35.
Monitor the Corporation’s investor relations programs and communications with analysts, investors, stakeholders, the media and the public, including responses to shareholder proposals;

36.
Conduct a periodic review of the relationship between management and the Board to ensure effective communication and the provision of information to directors in a timely manner;

Public Disclosure
37.
Review and approve the Corporation’s significant disclosure documents required by applicable securities laws and stock exchange requirements;

Board Objectives
38.
Establish annual objectives for the Board and evaluate progress toward such objectives.

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APPENDIX A
3.
MEETINGS AND QUORUM

Meetings of the Board are held at least quarterly and additionally as required.
The Board Chair sets the agenda for each meeting of the Board. The agenda and appropriate materials are provided to directors on a timely basis prior to any meeting of the Board.
Independent directors meet without management and any non-independent directors present, under the oversight of the Board Chair, at each regularly scheduled and any special meetings of the Board.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.
In addition to attending all meetings of the Board and the Board committees on which they sit, directors are encouraged to attend all other Board committee meetings.
The quorum at any meeting of the Board is a majority of directors in office.
* * *
Adopted by the Board of Directors on October 28, 2025
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APPENDIX B
APPENDIX B
BACKGROUND TO THE SHAREHOLDER RIGHTS PLAN
This shareholder rights plan replaces our existing shareholder rights plan which will expire simultaneously with your vote on April 30, 2026, the date of our 2026 annual and special meeting of shareholders, unless shareholders approve its renewal for another three-year period. The previous shareholder rights plan was adopted by the board on December 1, 2010, and approved and ratified by the shareholders at our annual meeting on February 9, 2011, and subsequently renewed for additional three-year periods at our annual meetings on February 6, 2014, May 4, 2017, April 20, 2020, and May 4, 2023.
The purpose of the shareholder rights plan is to limit acquisitions that are exempt from the formal take-over bid requirements and to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company. The shareholder rights plan does not preclude bids from being made for control of the Company. Instead, the shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid, as long as the bid meets the permitted bid criteria under the shareholder rights plan. Even where a take-over bid does not meet the permitted bid criteria, the board has a duty to consider any take-over bid and consider whether or not it should waive the application of the shareholder rights plan.
In February 2016, the Canadian Securities Administrators published amendments to the take-over bid regime that subsequently came into force in May 2016. The amendments, among other things, lengthened the minimum bid period to 105 days (from the previous 35 days), required that all non- exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, and required a ten-day extension after the minimum tender requirement is met. The board subsequently made amendments to the shareholder rights plan to reflect these legislative changes, and the shareholder rights plan was ratified by shareholders at our annual meetings in 2017 and 2020.
As the 2016 legislative amendments do not apply to certain exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:
•
protecting against creeping bids (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of common shares not available to all shareholders, (iii) acquiring control through the slow accumulation of common shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders, and

•
preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the shareholder rights plan.

By applying to all acquisitions of 20% or more of common shares, except in limited circumstances including permitted bids, the shareholder rights plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of Gildan or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider the bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid for less than all the common shares.
The board advises that it is in the best interests of Gildan and its shareholders to have a shareholder rights plan in place. The board did not adopt a shareholder rights plan in response to a specific proposal to acquire control of Gildan, nor is the board aware of a pending or threatened take-over bid. Having a shareholder rights plan does not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of Gildan and its shareholders.
Summary
The following is a summary of the principal terms of the shareholder rights plan. For complete details, please see the entire shareholder rights plan agreement on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).
The shareholder rights plan is designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a permitted bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of Gildan’s board. If a take-over bid does not meet these minimum standards and the shareholder rights plan is not waived by the board, the shareholder rights plan provides that holders of Gildan common shares, other than the acquiror (or any affiliate or associate of the acquiror or any person acting jointly or in concert with the acquiror or an associate or affiliate),
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APPENDIX B
will be able to purchase additional shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.
By recommending the confirmation and ratification of the shareholder rights plan, it is not the intention of the board to preclude a bid for control of Gildan. The shareholder rights plan provides various mechanisms whereby shareholders may tender their common shares to a take-over bid as long as the bid meets the permitted bid criteria under the shareholder rights plan. In the event a take-over bid does not meet the permitted bid criteria, the board would still have a duty to consider any take-over bid for Gildan and consider whether or not it should waive the application of the shareholder rights plan.
The shareholder rights plan does not preclude a shareholder from using the proxy mechanism of the CBCA, Gildan’s governing corporate statute, to promote a change in Gildan’s management or the board, and it does not affect the rights of shareholders to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.
Permitted bids
The requirements of a permitted bid are as follows:
(i)
the take-over bid must be made by means of a take-over bid circular to all holders of common shares, other than the offeror

(ii)
the take-over bid must contain the following irrevocable and unqualified conditions:

•
no common shares shall be taken up or paid for:

a)
prior to the close of business on a date which is not less than 105 days following the date of the bid, or a shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of National Instrument 62-104 — Take-Over Bids and Issuer Bids (NI 62-104)) must remain open for deposits of securities, in the applicable circumstances at such time, according to NI 62-104, and

b)
then only if, at the close of business on the date common shares are first taken up or paid for under the bid, more than 50% of the common shares held by independent shareholders (generally defined to mean all holders of common shares other than any acquiring person or offeror, their respective affiliates, associates, and persons acting jointly or in concert with any acquiring person or offeror, as well as certain employee benefit plans, stock purchase plans, deferred profit sharing plans and similar plans or trusts for the benefit of employees) will have been tendered or deposited under the bid and not withdrawn.

•
unless the take-over bid is withdrawn, common shares may be tendered or deposited at any time prior to the close of business on the date of the first take-up of or payment for common shares

•
common shares tendered or deposited under the take-over bid may be withdrawn until taken up and paid for, and

•
if more than 50% of the common shares held by independent shareholders are tendered or deposited to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of common shares for at least ten days from the date of the public announcement.

The shareholder rights plan allows a competing permitted bid to be made while a permitted bid is in existence. A competing permitted bid must satisfy all the requirements of a permitted bid other than the requirement that no common shares will be taken up and paid for prior to the close of business on a date less than 105 days following the date of the competing permitted bid. The competing permitted bid must also contain an irrevocable and unqualified condition that no common shares will be taken up or paid for under the take-over bid prior to the close of business on the last day of the minimum initial deposit period that the take-over bid must remain open for deposits of securities according to NI 62-104 after the date of the take-over bid that is a competing permitted bid.
The board continues to have the power to carry out its duties and responsibilities and make recommendations to shareholders as appropriate while there are permitted bids outstanding.
Flip-in event
The acquisition by a person (an acquiring person), including others acting jointly or in concert with that person, of 20% or more of our outstanding common shares, other than by way of a permitted bid, or by way of an exempt acquisition (as described below), is referred to as a flip-in event. After a flip-in event occurs, each right (other than those held by the acquiring person and an affiliate or associate or any person acting jointly or in concert with the acquiring person or their associate or affiliate) will entitle the holder to purchase from Gildan a number of common shares with a total market price on the date of consummation or occurrence of the flip-in event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.
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APPENDIX B
Exempt acquisition
Subject to the terms and conditions set out in the shareholder rights plan, an exempt acquisition does not result in the occurrence of a flip-in event. An exempt acquisition includes an acquisition of voting shares or convertible securities:
(i)
for which the board has waived the application of the shareholder rights plan where permitted by the plan

(ii)
which is made as an intermediate and temporary step in a series of related transactions in connection with an acquisition by Gildan or by any corporation controlled by Gildan

(iii)
which is made pursuant to a distribution to the public by Gildan by way of a prospectus as long as the person does not thereby increase its percentage ownership of the outstanding voting shares

(iv)
which is made pursuant to a distribution by Gildan by way of a private placement as long as the person does not thereby become the beneficial owner of more than 25% of the voting shares outstanding immediately prior to the private placement and all necessary stock exchange approvals are obtained and complied with

(v)
which is made pursuant to the exercise of rights, or

(vi)
which is made pursuant to an amalgamation, merger, arrangement, business combination, or similar transaction which has been approved by the board (but not including a take-over bid) and requiring shareholder approval.

Operation of the plan
According to the terms of the shareholder rights plan agreement, one right will be issued for each common share outstanding as at the close of business on the business day immediately preceding the date of our 2026 annual and special meeting of shareholders, or any adjournment or postponement (the record time). In addition, one right will be issued for each additional common share issued after the record time and prior to the earlier of the expiration time (as defined below) and the separation time (as defined below). The rights have an initial exercise price equal to the market price (as defined below) of our common shares as determined at the separation time, multiplied by five, subject to certain adjustments, and they are not exercisable until the separation time.
When a flip-in event occurs, each right entitles the holder thereof, other than an acquiring person, to purchase from Gildan the number of common shares that have a total market price on the date of consummation or occurrence of the flip-in event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti dilution adjustments. In effect, this provides for a 50% discount relative to the market price.
Trading of rights

ABOUT THE PRICE
The exercise price is set at a multiple of five times the market price of Gildan common shares at the separation time, subject to anti-dilution adjustments.
The market price is the average of the daily closing prices for Gildan common shares on each of the 20 consecutive trading days immediately prior to the date of determination, subject to certain exceptions.
Trading day is generally defined as the day on which the principal Canadian or United States securities exchange on which the common shares are listed or admitted to trading is open for the transaction of business.

Until the separation time, the rights trade with the common shares and are represented by the common share certificates or by an entry in the Gildan’s securities register for any outstanding common shares.
When a flip-in event occurs, from and after the separation time and prior to the expiration time, the rights are evidenced by rights certificates (or separate book entry registrations) and trade separately from the common shares. The rights do not carry any of the rights attached to common shares such as voting or dividend rights.
Separation time
The rights separate from the common shares and become exercisable at the time (the separation time) of the close of business on the eighth trading day after the earlier of:
(i)
the first date of a public announcement or disclosure of facts indicating that a person has become an acquiring person
(ii)
the date that a permitted bid or competing permitted bid ceases to qualify as such

(iii)
the date of the beginning of, or first public announcement or disclosure of, the intention of any person (other than Gildan or any of its subsidiaries) to launch, a take-over bid for 20% or more of our outstanding common shares (other than a permitted bid, as long as the bid continues to satisfy the requirements of a permitted bid), or

(iv)
a later time that may be determined by the board.

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APPENDIX B
Waiving the shareholder rights plan
The board may, prior to the occurrence of a flip-in event, waive the dilutive effects of the shareholder rights plan for, among other things, a particular flip-in event resulting from a take-over bid made by way of a take-over bid circular to all holders of our common shares. The waiver will also apply to any other take-over bid made by way of a take-over bid circular to all holders of our common shares before the original take-over bid expires.
The board can also, prior to the close of business on the eighth trading day following the date of an acquisition that triggered application of the shareholder rights plan, waive the shareholder rights plan if the acquiring person reduces their beneficial ownership to less than 20% of all outstanding shares (or enters into a contractual arrangement with the Company to do so within ten days).
Redeeming rights
The board can redeem all of the outstanding rights at a price of $0.0001 per right, as long as it has received approval from shareholders (prior to the separation time) or rights holders (after the separation time has passed).
Making amendments to the plan
The board can amend the shareholder rights plan to correct any clerical or typographical errors, or to make changes as required to maintain the validity of the rights plan agreement and the rights, as a result of any change in any applicable legislation, regulations, or rules, without the approval of shareholders or rights holders.
Exemptions for investment advisors and grandfathered persons
Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a flip-in event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding common shares at the date of adoption of the rights plan shall not be considered an acquiring person (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Company’s outstanding voting shares).
Term
Unless terminated earlier in accordance with its applicable terms, the shareholder rights plan agreement will expire on the date on which the annual meeting of the Company’s shareholders is held in 2029 or, if the independent shareholders reapprove the shareholder rights plan at or prior to such annual meeting of shareholders, then on the close of business on the date on which the annual meeting of the shareholders of the Company is held in 2032.
Certain Canadian federal income tax considerations
We are not required to include any amount in computing Gildan’s income for the purposes of the Income Tax Act (Canada) as a result of the issuance of the rights.
Under the Income Tax Act, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient, or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount concerning the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. We consider that the rights have negligible value when issued, and that there is only a remote possibility that the rights will ever be exercised. A rights holder could be required to include an amount in computing income, or be subject to withholding tax under the Income Tax Act, if the rights become exercisable or are exercised. A rights holder may be subject to tax under the Income Tax Act in respect of the proceeds of the disposition of the rights.
This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Gildan common shares. Shareholders should consult their own tax advisors regarding the consequences of acquiring, holding, exercising, or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial, or foreign legislation.
Eligibility for investment
Provided that Gildan common shares remain listed on a designated stock exchange for purposes of the Income Tax Act at all material times and that each person who is an annuitant, a beneficiary, an employer, or a subscriber under a particular plan deals at arm’s length with Gildan for purposes of the Income Tax Act, the rights will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, and deferred profit-sharing plans. The issuance of rights will not affect the status of the common shares under the Income Tax Act for these purposes.
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APPENDIX B

PLEASE NOTE
The shareholder rights plan is not expected to interfere with our day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter our financial condition, impede our business plans, or alter our financial statements.
The shareholder rights plan is initially not dilutive, however, our reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected after a flip-in event occurs and the rights separate from our common shares. Rights holders who do not exercise their rights after a flip-in event may suffer substantial dilution.

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APPENDIX C
APPENDIX C
MORE ABOUT THE LONG-TERM INCENTIVE PLAN
The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work toward and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). The LTIP is administered by the board, which has delegated responsibilities to the HR committee.
At our 2023 annual meeting, shareholders approved two amendments to the LTIP which resulted in (i) the increase of the amount of Gildan common shares authorized for issuance under the LTIP by 1,797,219 common shares, which represented an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023, and (ii) the introduction of revised amendment provisions for the LTIP which aligned it with best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.
A total of 13,797,851 common shares have been reserved for issuance pursuant to the exercise of options and the vesting of Treasury RSUs granted pursuant to the LTIP. Should further common shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of options or the vesting of Treasury RSUs, the whole without increasing the total reserve. As at March 17, 2026, the total reserve represents 7.45% of the issued and outstanding common shares of the Company. Of the total reserve, 456,301 common shares remain available for grants of options and Treasury RSUs as at March 17, 2026 representing 0.25% of the issued and outstanding common shares of the Company.
Types of awards under the LTIP
•
Options – Options entitle the holder thereof to subscribe for common shares on the terms set forth in the LTIP. The exercise price payable for each common shares covered by an option is determined by the board at the date of the grant, but may not be less than the higher of the closing prices of the common shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the board, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising options is extended for a maximum of ten business days. Options generally vest in equal tranches of 25% over a four-year period commencing on the second anniversary of the grant date, unless otherwise determined by the board (provided that no option may be exercised prior to the second anniversary of the grant date). As at December 28, 2025, no options were outstanding.

•
Treasury RSUs – Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive common shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the common shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the total reserve under the LTIP. The board has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the total reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at December 28, 2025, an aggregate of 1,792,909 Treasury RSUs were outstanding, representing 0.97% of the issued and outstanding common shares of the Company.

•
Non-treasury RSUs – Non-treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-treasury RSU holder the number of common shares represented by such vested award purchased on the secondary market and/or pay to the Non-treasury RSU holder an amount in cash in lieu of common shares calculated using the average of the closing prices of the common shares on the TSX for the five trading days immediately preceding the vesting date. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 28, 2025, an aggregate of 1,837,624 Non-treasury RSUs were outstanding.

Amendments to the LTIP
The board may amend, suspend or terminate the LTIP, or an option, Treasury RSU or Non-treasury RSU at any time as long as it does not require regulatory or shareholder approval, or adversely affect the rights of holders of the awards without their consent.
Shareholder approval is required to make any of the following amendments to the LTIP or awards thereunder:
•
an amendment to increase the maximum number of common shares for which options or Treasury RSUs may be granted under the LTIP (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

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APPENDIX C
•
an amendment to reduce the exercise price of an option or to cancel and reissue options or other entitlement to the same participant so as to, in effect, reduce exercise price (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

•
an amendment to extend the term of outstanding options or awards beyond their original expiry date

•
a change to the class of persons eligible to receive option or awards under the LTIP (including any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis)

•
increases the maximum number of common shares that may be issuable to insiders at any time pursuant to the insider participation limit set forth in the LTIP

•
an amendment to allow options, Treasury RSUs, Non-treasury RSUs, or PSUs to become transferable or assignable other than what is already allowed under the LTIP

•
amend the amendment provisions of the Plan

provided that common shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.
The LTIP allows the board to make the following amendments without shareholder approval:
•
any amendment to accelerate the time of exercise of outstanding options or the time of vesting of an award issuable under the LTIP

•
any amendment to postpone the expiry date (with respect to options) or the vesting date of awards issuable under the LTIP, provided that no option or award may be extended beyond its original expiry date

•
any amendment to the terms and conditions of grants of an award issuable under the LTIP (including any vesting provision, performance objective, as applicable, quantity, type of award, grant date, vesting periods, settlement date, and other terms and conditions with respect to the awards)

•
any amendment to the terms regarding the termination of employment or engagement of an eligible participant under the LTIP

•
any amendment to the definition of an eligible participant under the LTIP, it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the LTIP will not be made without obtaining the approval of the shareholders of the Company

•
any amendment to the provisions of the LTIP relating to the administration of the plan

•
any amendment necessary to comply with applicable law, any accounting, tax, or auditing requirements, or the requirements of any stock exchange where our common shares are listed or any other regulatory body

•
any amendment of a “housekeeping” nature, including any such changes or corrections which, in the opinion of the board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to change in legislation, regulation, stock exchange rules, or accounting, tax, or auditing requirements

•
any amendment to add a provision permitting the grant of options or Treasury RSUs settled otherwise than with common shares issued from treasury

•
any amendment to add a cashless exercise feature or net exercise procedure, a form of financial assistance, or clawback or recoupment to the LTIP

•
any other amendment that does not explicitly require the approval of shareholders according to the terms of the LTIP.

Change of control and other events
Upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding options, Treasury RSUs and Non-treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the board prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the board or specified in the award agreement, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control.
Also, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises options or receives cash and/or common shares further to the vesting of RSUs.
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APPENDIX C
Quantitative limitations
The number of shares issuable under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, at any time shall not exceed 10% of the Company’s total shares issued and outstanding, in the case of shares issuable to insiders, or 20% of the total reserve, in the case of shares issued to any one person. In addition, the number of shares issued under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, shall not in a one-year period exceed 10% of the total shares issued and outstanding, in the case of shares issued to insiders, or 20% of the total reserve, in the case of shares issued to any one person.
Assignability
Options, Treasury RSUs and Non-treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.
Retirement policy for the LTIP
Except as otherwise provided in any specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their PSUs, Treasury RSU, Non-treasury RSUs, and options under our retirement policy, provided certain retirement or early retirement criteria are met.
LTIP participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.
When a participant qualifies for retirement, options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and options granted in the last six months will expire immediately. Similarly, Treasury RSUs, Non-treasury RSUs, and PSUs granted at least six months before the date of retirement will continue to vest over their original vesting period, and such awards granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.
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APPENDIX C
When a participant qualifies for early retirement, options that have vested by the date of early retirement may be exercised until the original expiry date. Options that have not vested will expire immediately, and Treasury RSUs, Non-treasury RSUs, and PSUs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.
Reason for termination	Performance award1	Time-based award	Options
Dismissal for cause	Outstanding awards expire immediately	Outstanding awards expire immediately	Outstanding options expire immediately
Resignation	Outstanding awards expire immediately	Outstanding awards expire immediately	Options exercisable at the date of resignation may be exercised within 60 days
Dismissal without cause
Holder is entitled to receive a number of common shares2 calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination

Holder is entitled to receive a number of common shares2 prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period
Options exercisable at the date of dismissal may be exercised within 60 days
Retirement (as defined in the retirement policy, see above)
Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares2 calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period

Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement
The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares2 prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period

Options granted at least six months prior to the date of retirement continue to vest according to their applicable option agreement and may be exercisable until their expiry date
Options granted less than six months prior to the date of retirement expire immediately

Early retirement (as defined in the retirement policy, see above)
The holder is entitled to receive a number of common shares2 calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs, prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period

The holder is entitled to receive a number of common shares2 prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period
Options exercisable at the date of early retirement may be exercised until the expiry date of the options
Death
All outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares2 calculated by applying the performance vesting percentage, determined as at the date of death
		Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of death and may be exercised within 12 months
Permanent disability
Outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares2 calculated by applying the performance vesting percentage, determined as at the date of termination
		Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of termination and may be exercised within 12 months

1
Expire on the vesting date if the performance objectives set out in the applicable award agreement have not been achieved.

2
Or the cash equivalent in the case of Non-treasury RSUs, at the Company’s option.

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APPENDIX D
APPENDIX D
MORE ABOUT THE SHARE APPRECIATION RIGHTS PLAN
The SARs plan was adopted by the board at the end of fiscal 2020 to, among other things, allow the board to grant SARs to executives and key employees (SARs participants) to encourage them to work toward, and participate in, the growth and development of Gildan, to provide them with an additional incentive and reward, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. The SARs plan is administered by the board, which has delegated responsibilities to the HR committee.
A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in common shares (or a combination of the two), at Gildan’s discretion, with a value equal to the excess of the market price of Gildan common shares on the vesting date over the grant price of the SAR (the SAR price) multiplied by the number of SARs that have vested on the date (the aggregate excess value). The market price of our common shares for the purposes of the SARs plan means, on any given date, the volume weighted average trading price of Gildan common shares on the TSX for the five trading days up to and including the date. SARs will only have value if there is an appreciation in the price of our common shares over the vesting period. At the vesting date we have the option to settle the SARs in cash or in common shares purchased on the open market. The award will be settled within 30 days of the vesting date.
SARs have only been used once for a one-time award of 824,406 premium-priced SARs granted in fiscal 2020 to the President and CEO (see page 58 and our prior management information circulars). There were no SARs outstanding as at December 28, 2025.
The board may, from time to time by resolution, in its sole discretion, (i) designate the SARs participants under the SARs plan, (ii) fix the number of SARs to be granted to each SARs participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR price, the vesting conditions and performance criteria, if any, and the vesting date. Each SARs award is accompanied by a SAR agreement that is consistent with the SARs plan and determined by the board.
The board sets the SAR price at the time of grant and it must not be less than the higher of the closing price of Gildan common shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The board also determines the vesting date at the time of grant, however it is limited to a maximum term of three years from the grant date. A SAR may be subject to early vesting and expiry, as described below.
We cannot issue common shares from treasury to settle the SARs awards. SARs granted under the SARs plan are not included in the number of common shares reserved for issuance for the exercise of options and the vesting of Treasury RSUs.
The board may suspend or terminate the SARs plan at any time, or amend or revise the terms of the SARs plan or any SAR without the consent of the SARs participants, as long as the suspension, termination, amendment or revision would:
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not adversely alter or impair the rights of a SARs participant, without their consent except as permitted by the provisions of the SARs plan

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be in compliance with applicable law and with the prior approval, if required, of our shareholders, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company

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be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs plan:

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any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR

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any amendment to the vesting date of a SAR

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any amendment regarding the effect of termination of a SARs participant’s employment

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any amendment to the definition of an SARs participant under the SARs plan

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any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body

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any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the SARs plan, correct or supplement any provision that is inconsistent with any other provision, correct any grammatical or typographical errors or amend the definitions in the SARs plan

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any amendment regarding the administration of the SARs plan.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	90

APPENDIX D
Retirement policy for the SARs plan
Similar to the retirement policy for the LTIP, except as otherwise provided in any specific award agreement, SARs participants, including executive officers, are eligible to benefit from extended vesting conditions for their SARs under our retirement policy, provided certain retirement or early retirement criteria are met.
SARs participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. SARs participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, SARs participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.
When a participant qualifies for retirement, SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and SARs granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.
When a participant qualifies for early retirement, SARs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.
Reason for termination	SARs
Resignation or termination for cause	Outstanding awards expire on the date of termination
Dismissal without cause
Holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of dismissal and the SAR price

Retirement (as defined in the retirement policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement

The holder of an award granted less than six months prior to the date of retirement will be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the SARs, or a number of common shares having a value equal to the pro rata value of the SARs

The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of retirement and the SAR price

Early retirement (as defined in the retirement policy, see above)
The holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs

The pro rata value of the early vested SARs is calculated by multiplying the number of SARs prorated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of early retirement and the SAR price

Death or permanent disability	All outstanding awards vest in full immediately on the date of death or permanent disability
Regarding applicable tax legislation that requires employers to deduct withholding taxes for certain cash and non-cash benefits, such as PSUs, Non-Treasury RSUs, Treasury RSUs, and options under the LTIP, and SARs under the SARs plan, Gildan has authority under the plans to take the necessary steps to ensure that it complies with its withholding obligations at the time a participant exercises options, receives cash and/or common shares when PSUs, Non-Treasury RSUs, or Treasury RSUs vest, or receives cash or common shares when the SARs vest.
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	91

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